CALCULATION OF REGISTRATION FEE

Class of Securities Offered	Amount to be Registered(1)	Proposed Maximum Offering Price Per CPO	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs (each representing a financial interest in two shares of Series A common stock, no par value, and one share of Series B common stock, no par value) to be offered and sold directly or in the form of American Depositary Shares, or ADSs, each representing ten CPOs (3)	1,495,000,000	U.S.$1.25	U.S.$1,868,750,000	U.S.$104,276.25

Series A shares of CEMEX, S.A.B. de C.V.(4)	2,990,000,000	—	—	—

Series B shares of CEMEX, S.A.B. de C.V.(4)	1,495,000,000	—	—	—

(1)	Includes CPOs which the international and Mexican underwriters may purchase to cover over-allotments, if any, and CPOs offered outside the United States but that may be resold in the United States in transactions requiring registration under the Securities Act of 1933, as amended, or the Securities Act.

(2)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act.

(3)	A separate registration statement on Form F-6 (Registration No. 333-161793) has been filed with respect to the ADSs.

(4)	The Series A shares and the Series B shares comprising the CPOs, including CPOs represented by ADSs, are not being offered separately.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-161787

Prospectus supplement

(To prospectus dated September 8, 2009)

1,300,000,000 Ordinary Participation Certificates

CEMEX, S.A.B. de C.V.

directly or in the form of American Depositary Shares

We are offering 1,300,000,000 Ordinary Participation Certificates (Certificados de Participación Ordinaria), or CPOs, directly or in the form of American depositary shares, or ADSs. Each CPO represents two shares of our Series A common stock, with no par value, and one share of our Series B common stock, with no par value. Each ADS represents ten CPOs.

Of the CPOs that are being offered, 975,000,000 CPOs are being offered (directly or in the form of ADSs) in the United States and in other countries outside Mexico and 325,000,000 CPOs are being offered in a concurrent public offering in Mexico by means of a separate Spanish-language prospectus pursuant to Mexican law requirements that contains information that is substantially similar to the information included in this prospectus supplement. 595,000,000 of the CPOs being offered in this offering and in the concurrent offering in Mexico are being sold on our behalf by three of our subsidiaries, Petrocemex, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V.

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “CX,” and our CPOs are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), or BMV, under the symbol “CEMEX.CPO.” On September 22, 2009, the last reported sales price of our ADSs on the NYSE was U.S.$13.00 per ADS and the last reported sales price of our CPOs on the BMV was Ps17.22 per CPO (U.S.$1.29 per CPO at an exchange rate of approximately Ps13.32 per U.S. Dollar).

	Per CPO		Per ADS		Total*
Public offering price	Ps	16.65	U.S.$	12.50000	U.S.$	1,625,000,000
Underwriting discounts and commissions	Ps	0.75	U.S.$	0.56250	U.S.$	73,125,000
Proceeds to us, before expenses	Ps	15.90	U.S.$	11.93750	U.S.$	1,551,875,000
*	Based on an exchange rate of approximately Ps13.32 per U.S. Dollar.

We have granted options to the international and Mexican underwriters to purchase up to 195,000,000 additional CPOs (in the case of the international underwriters up to 146,250,000 additional CPOs directly or in the form of ADSs, and in the case of the Mexican underwriters up to 48,750,000 additional CPOs) to cover over-allotments, if any, within 30 days from the date of this prospectus supplement.

Investing in our CPOs and ADSs involves several risks. See “Risk factors” beginning on page S-14 of this prospectus supplement.

Our CPOs and the underlying shares are registered with the Mexican National Securities Registry (Registro Nacional de Valores), or RNV, maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), or CNBV. Registration at the RNV does not imply a certification as to the investment quality of the securities, the solvency of the issuer or the accuracy or completeness of the information contained in this prospectus supplement and the accompanying prospectus, and such registration does not ratify or validate any acts or omissions, if any, undertaken in contravention of applicable law.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

We expect that delivery will be made to investors on or about September 28, 2009 in book-entry form, in the case of the ADSs through The Depository Trust Company and in the case of the CPOs through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

Global Coordinators

J.P. Morgan	Citi	Santander Investment	BBVA

Joint Bookrunning Managers

J.P. Morgan		Citi		Santander Investment

BBVA	BNP PARIBAS		HSBC	RBS

BofA Merrill Lynch
Barclays Capital
Calyon Securities (USA) Inc.
ING Wholesale
Lazard Capital Markets
Morgan Stanley
Scotia Capital

September 22, 2009

Prospectus supplement

Prospectus

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We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should not rely on any unauthorized information. This prospectus supplement and the accompanying prospectus do not offer to sell or buy any securities in any jurisdiction in which it is unlawful. The information in this prospectus supplement is current as of the date on the cover.

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States, or Mexico. Except as the context otherwise may require, references in this prospectus supplement to “CEMEX,” “we,” “us” or “our” are to CEMEX, S.A.B. de C.V., its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates.

References in this prospectus supplement to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” and “Euros” are to Euros, references to “Pounds” are to British Pounds, references to “Yen” are to Japanese Yen, references to “AUD$” are to Australian Dollars and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. The Dollar amounts provided below and, unless otherwise indicated elsewhere in this prospectus supplement, are translations of Peso amounts at an exchange rate of Ps13.18 to U.S.$1.00, the CEMEX accounting rate as of June 30, 2009. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. From June 30, 2009 through September 22, 2009, the Peso depreciated by approximately 1% against the Dollar, based on the CEMEX accounting rate.

Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Where you can find more information

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our ADSs are listed on the New York Stock Exchange under the symbol “CX.” These reports and other information can also be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation by reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Any information referenced this way is considered part of this

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prospectus supplement, and any information that we file after the date of this prospectus supplement with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009;

•	our report on Form 6-K filed with the SEC on July 7, 2009, our report on Form 6-K filed with the SEC on September 21, 2009 and our two reports on Form 6-K filed with the SEC on September 22, 2009; and

•

the description of our ADSs, CPOs, series A shares and series B shares contained in Amendment No. 1 to our registration statement on Form 8-A/A (SEC File No. 1-14946), filed with the SEC on July 1, 2005, and any amendment or report filed for the purpose of updating such descriptions.

In addition, any future filings on Form 20-F made with the SEC under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, after the date of this prospectus supplement and prior to the termination of the offering of the securities made under this prospectus supplement, and any future reports on Form 6-K filed by us with the SEC during such period or portions thereof that are identified in such Forms 6-K as being incorporated into this prospectus supplement, shall be considered to be incorporated in this prospectus supplement by reference and shall be considered a part of this prospectus supplement from the date of filing of such documents.

We will provide, without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus supplement and that has not been delivered with this prospectus supplement. Requests should be directed to Eduardo Rendón, Investor Relations, CEMEX, S.A.B. de C.V., Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265, Tel: +52-81-8888-4292 or toll-free: 1-877-729-6973 (1-877-7CX-NYSE).

Cautionary statement regarding forward-looking statements

This prospectus supplement, including the information incorporated by reference, contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

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•	general political, economic and business conditions;

•	our ability to satisfy our obligations under the financing agreement recently entered into with our major creditors;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus supplement.

Readers are urged to read the prospectus and this entire prospectus supplement, including the information incorporated by reference, and carefully consider the risks, uncertainties and other factors that affect our business. The information contained or incorporated by reference in this prospectus supplement is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

Market data

This prospectus supplement and the documents incorporated in this prospectus supplement by reference also include statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this prospectus supplement and the documents incorporated by reference.

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Summary

This summary highlights the information contained elsewhere in this prospectus supplement and the accompanying prospectus as well as in the documents incorporated in this prospectus supplement by reference. This summary does not contain all the information you should consider before making a decision to purchase any CPOs or ADSs. You should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement.

CEMEX, S.A.B. de C.V.

We are the third largest cement company in the world, based on annual installed cement production capacity as of June 30, 2009 of approximately 97.6 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 77.3 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 241 million tons, in each case based on our annual sales volumes in 2008. We are also one of the world’s largest traders of cement and clinker, having traded approximately nine million tons of cement and clinker in 2008. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East, Australia and Asia.

As of June 30, 2009, our assets, cement plants and installed capacity, by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of June 30, 2009
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)

North America
Mexico	Ps 69	15	29.2
United States	260	14	18.0

Europe
Spain	56	8	11.4
United Kingdom	40	3	2.8
Rest of Europe(1)	60	8	13.1
South America, Central America and the Caribbean(2)	31	11	11.2
Africa and the Middle East(3)	19	1	5.3
Australia and Asia(4)	44	4	6.6
Cement and Clinker Trading Assets and Other Operations	20	N/A	N/A

The above table includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

(1)	Includes our subsidiaries in Germany, France, Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets” and “Installed Cement Production Capacity,” includes our 33% interest, as of June 30, 2009, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million cement tons as of June 30, 2009.

(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.

(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.

(4)	“Australia” includes 0.9 million cement tons of annual installed capacity corresponding to our 25% stake in the Cement Australia Holdings Pty Limited joint venture, or Cement Australia, which operates four cement plants, with total annual installed capacity of approximately 3.8 million cement tons per year. On June 15, 2009, we announced our agreement to sell all our Australian operations to Holcim Ltd, or Holcim. See “Recent developments—Recent developments relating to our planned divestitures of assets.”

(5)	“Asia” includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

Geographic breakdown of net sales for the period ended June 30, 2009

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the six months ended June 30, 2009:

Breakdown of net sales by product for the period ended June 30, 2009

The following chart indicates the breakdown of our net sales by product, before eliminations resulting from consolidation, for the six months ended June 30, 2009:

*	Includes worldwide cement, clinker and slag trading operations and information technology solutions.

Global refinancing

On August 14, 2009, we entered into a financing agreement with our major creditors, which we refer to as the financing agreement. The financing agreement extends the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank and private placement obligations, providing for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014. We intend to meet such amortization payments prior to final maturity using funds from a variety of sources, including free cash flow from our operations and net cash proceeds from asset sales as well as debt and/or equity security issuances (including those from this offering), the receipt of which will trigger mandatory prepayments. The financing agreement provides that free cash flow on hand, for any period for which it is being calculated, in excess of U.S.$650 million is required to prepay the debt.

Of our total debt as of June 30, 2009 (approximately pro forma Ps254,414 million (U.S.$19,303 million), which does not include our perpetual debentures), including our debt not subject to the financing agreement (approximately Ps57,320 million (U.S.$4,349 million)) and after giving pro forma effect to the extended amortization requirements contained in the financing agreement, we had debt with an aggregate principal amount of approximately Ps16,104 million (U.S.$1,222 million) maturing during the second half of 2009, and Ps38,065 million (U.S.$2,888 million) maturing during 2010, Ps37,369 million (U.S.$2,835 million) maturing during 2011, Ps21,224 million (U.S.$1,610 million) maturing during 2012, Ps31,567 million (U.S.$2,395 million) maturing during 2013 and Ps110,085 million (U.S.$8,353 million) maturing during 2014 and thereafter.

As part of our financing agreement, we pledged or transferred to trustees under security trusts the capital stock of several of our major subsidiaries as collateral to secure our payment obligations under the financing agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their debt instruments requiring that their obligations be equally and ratably secured. In addition, the guarantors under our existing bank facilities (other than CEMEX, Inc. (our subsidiary in the United States) and CEMEX Australia Holdings Pty Ltd.) are guaranteeing the obligations to the participating creditors under the financing agreement. See “Risk factors—As part of our financing agreement, we pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the financing agreement and under other financing arrangements.”

Under the financing agreement, we are required to privately place or publicly sell equity or equity-linked securities for net cash proceeds of at least U.S.$1.0 billion. If we do not issue such securities prior to June 30, 2010, participating creditors representing at least 25% of all exposures under the financing agreement can require us, at any time prior to December 31, 2010, to issue equity and/or debt securities for a total amount of net cash proceeds equal to U.S.$1.0 billion less the amount of net cash proceeds previously received from any issuance prior to June 30, 2010. The net cash proceeds of the offering contemplated in this prospectus supplement will be applied to satisfy this requirement. See “Use of proceeds.”

The financing agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period through the period ending June 30, 2011, (ii) 2.00:1 for each semi-annual period through the period ending December 31, 2012 and (iii) 2.25:1 for the remaining semi-annual periods to December 31, 2013. In addition, the financing agreement allows us a maximum consolidated leverage ratio of total debt to EBITDA for each semi-annual period of 7.75:1 for the period ending June 30, 2010 and decreasing gradually for subsequent semi-annual periods to 3.50:1 for the period ending December 31, 2013. Pursuant to the financing agreement, we are also prohibited from making aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the financing agreement has been repaid in full. The financing agreement also includes several covenants and restrictions on our ability to operate our business, including but not limited to, incurring debt, granting security, engaging in acquisitions and joint ventures, granting guarantees, declaring and paying cash dividends and making other cash distributions to shareholders, making capital expenditures and issuing shares (subject, in each case, to negotiated baskets, exceptions and carve-outs). See “Risk factors—The financing agreement contains several restrictive covenants and limitations that could significantly affect our ability to operate our business” and “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenants.” Pursuant to the financing agreement, however, a number of those covenants and restrictions will automatically cease to apply (including the capital expenditure limitations set forth above) if (i) we receive an investment-grade rating from two of Standard and Poor’s Ratings Services, or S&P, Moody’s Investor Service, or Moody’s, and Fitch Ratings, or Fitch; (ii) we reduce the exposures under the financing agreement by at least 50.96% (approximately U.S.$7.6 billion) from current levels; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the financing agreement is continuing. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenant reset date.”

We expect that the net proceeds from this offering and the previously announced sale of our Australian assets will be sufficient to comply with our total amortization obligations, including those under the financing agreement, through June 2010. After that date, we may be required to engage in additional debt and equity financings and additional asset sales to comply with our amortization obligations under the financing agreement.

Our business strategy

We seek to continue to strengthen our global leadership in the building materials sector by profitably managing our integrated positions across the cement value chain and maximizing our overall performance by employing the following strategies:

Strengthening our capital structure and regaining financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and reprofiling maturities. This ongoing effort includes the following key strategic initiatives:

Global refinancing.    The financing agreement extends the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014. The extensions reduced the amount of debt due before December 2010 by approximately U.S.$3.9 billion and extended the weighted average life of our indebtedness as of June 30, 2009 by 1.4 years. We believe that our new financial profile and resulting amortization schedule will enable us to operate in the normal course of business and take advantage of a potential upturn in the business cycle in our core markets. In addition, we expect that the new financial profile will allow us to conduct our planned asset divestitures more efficiently. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing.”

Asset divestitures process.    We have begun a process aimed at divesting assets to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In addition to the sale of our Canary Islands and Italian operations in 2008, on June 12, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million. On June 15, 2009, we announced our agreement to sell our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009). The transaction is subject to regulatory approval, due diligence and other closing conditions and is currently expected to close during the fourth quarter of 2009. See “Risk factors—Our ability to comply with our upcoming debt maturities may depend in part on making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all” and “Recent developments—Recent developments relating to our planned divestitures of assets.”

Global cost-reduction program.    In response to decreased demand in our markets as a result of the global economic recession, we announced a U.S.$900 million global cost-reduction program intended to reduce our annual cost structure to a level consistent with the decline in demand for our products throughout the markets in which we operate. We estimate that approximately 60% of these cost-reduction savings are sustainable in the long term; the remainder are short-term cost savings resulting from the scale down of our operations in response to reduced demand for our products in the construction industry. Our global cost-reduction program encompasses different ongoing undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. We expect our global cost-reduction program to be fully implemented before the end of 2009.

In connection with the implementation of our cost-reduction program, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 21%, from 66,612 employees as of December 31, 2007 to 52,793 employees as of June 30, 2009, including a 4% reduction in global headcount that resulted from the expropriation of CEMEX Venezuela during 2008. Additionally, we implemented a salary freeze on several levels of our corporate and administrative personnel that resulted in annual cost reductions of approximately U.S.$19 million.

In addition, we have temporarily shut down (for a period of at least two months) several cement production lines during 2008 and the first half of 2009 in order to rationalize the use of our assets and reduce the accumulation of our inventories. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Furthermore, we reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. We believe that these cost reduction measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure going forward.

Lower capital expenditures.    In light of the continued weak demand for our products throughout our markets, we expect to reduce (as agreed with our creditors) capital expenditures related to maintenance and expansion of our operations to approximately U.S.$600 million (plus a U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) during 2009, from approximately U.S.$2.2 billion during 2008. In the six months ended June 30, 2009, we recorded U.S.$377 million in capital expenditures related to maintenance and expansion. This reduction in capital expenditures will also be implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our cash conversion and regain our financial flexibility. Pursuant to the financing agreement, we cannot make aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the financing agreement has been repaid in full. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing.” We believe that these reductions in capital expenditures do not affect our world-class operating and quality standards.

Focusing on our core markets and products while maintaining our vertical integration strategy

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement production. Moreover, we believe that vertical integration brings us closer to the end consumer and better positions us to withstand an economic downturn as compared with our key competitors. We believe that this strategic focus has enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing deficits, where we have substantial market share, benefit from competitive advantages and are able to re-invest in high-return projects and business lines as the economic conditions in these markets improve. We believe that some of our principal markets (particularly the United States, Mexico, Colombia, Central America, Egypt, Eastern Europe and Asia) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in these markets. In the United States, we have a particularly strong presence in states in the southern and southwestern part of the country that are experiencing significant population growth relative to the national average. In addition, according to the Recovery Accountability and Transparency Board created under the American Recovery and Reinvestment Act, the states in which we operate are expected to receive 59% of the government stimulus funds allocated to highway and bridge developments. In Mexico, which has historically suffered from significant underinvestment in infrastructure, the Mexican government announced, on October 8, 2008, a stimulus program to allocate approximately U.S.$4.8 billion to infrastructure investments during 2009.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by our recent U.S. disposals and our pending disposal of our Australian operations.

Leveraging our world-class operating standards to further increase our efficiency in our core markets and increase profitability

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have consistently demonstrated our ability to produce cement at a lower cost compared to industry standards in these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also successfully implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us reduce costs. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing use of fossil fuels and consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets allow us to obtain highly competitive freight contracts for key components of our cost structure, such as fuel and coal, among others. Our cost-reduction program has helped further streamline our businesses and in important markets, such as the U.S., we have made a concerted effort to structure our asset portfolio to better capture potential upturn in demand through optimized processes, streamlined cost structures and efficient management systems.

Through a worldwide import and export strategy, we will continue to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing current downturns in their respective economies to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the U.S. improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our importing capabilities from Mexico.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and constantly improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Providing the best value proposition to our customers

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. For example, by directly bidding for, and managing the implementation of,

concrete pavement projects, we are consolidating our leadership position in the infrastructure segment in Mexico—such projects include the refurbishment of major highways in Mexico City, such as Circuito Interior and Av. Lopez Portillo, among others.

We always strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs—from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine, and other harsh environments.

Our global building materials trading network—one of the largest in the world—plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials—primarily cement, clinker and slag—from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

First-class management team with a track record of successfully integrating and operating world-class businesses in diverse markets

Our senior management team has a proven track record of profitably operating diverse businesses throughout the cement value chain in emerging and developed economies globally. As part of our strategy, we have diversified selectively into markets that have long-term growth potential. We now have a presence in more than 50 countries and have consummated eight significant acquisitions during the last 12 years, including the acquisitions of RMC Group PLC, or RMC, and Rinker Group Limited, or Rinker. By participating in high growth markets and leveraging our operating expertise, in most cases, we have been able to increase our cash flow and return on capital employed. Our senior management team has demonstrated its ability to aggressively and effectively respond to the many challenges posed by the global economic crisis affecting most of our markets and our businesses.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to continually review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience.

Having successfully completed our refinancing process, implemented our extensive cost-reduction measures and performed certain divestitures, we feel confident that we will emerge from the global economic crisis substantially stronger, leaner and better-positioned to take advantage of the expected business cycle upturn in our core markets.

Outlook

While we continue to be materially and adversely affected by the global recession, we are focused on managing costs and driving profitability in the current environment, and we believe that we are well positioned to benefit when the construction sector begins to recover. We believe that a combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction, could translate into substantial growth in the demand for our products in the coming years. See “Outlook for our major markets.”

The offering

The following summary contains basic information about this offering. This summary is not intended to be complete. You should read the full text and more specified details contained elsewhere in this prospectus supplement and the accompanying prospectus. For more information concerning our ADSs, CPOs and common stock, see “Description of ADSs,” “Description of CPOs” and “Description of common stock” in the accompanying prospectus.

Issuer	CEMEX, S.A.B. de C.V.

Shares offered	1,300,000,000 Ordinary Participation Certificates (Certificados de Participación Ordinaria), or CPOs, directly or in the form of American depositary shares, or ADSs.

595,000,000 of the CPOs being offered in this offering and in the concurrent public offering in Mexico are being sold on our behalf by three of our subsidiaries, Petrocemex, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V.

International offering	We are offering an aggregate of 975,000,000 CPOs (directly or in the form of ADSs) in the United States and in other countries outside Mexico.

Mexican offering	Concurrently with the international offering, we are offering an aggregate of 325,000,000 CPOs in a public offering in Mexico, approved by the CNBV, by means of a separate Spanish-language prospectus pursuant to Mexican law requirements that contains information that is substantially similar to the information included elsewhere or incorporated by reference in this prospectus supplement, and on similar terms as the terms of the international offering.

The international offering and the Mexican offering are sometimes referred to herein as the global offering. The number of CPOs to be offered pursuant to each of the offerings is subject to reallocation among the international and Mexican underwriters.

CPOs	Each CPO represents two shares of our Series A common stock and one share of our Series B common stock, each with no par value.

ADSs	Each ADS represents ten CPOs. The ADSs will be evidenced by American Depositary Receipts, or ADRs, issued by the ADS depositary.

Options to purchase additional CPOs

We have granted options to the international and Mexican underwriters to purchase up to 195,000,000 additional CPOs (in the case of the international underwriters up to 146,250,000 additional CPOs directly or in the form ADSs, and in the case of the Mexican underwriters up to 48,750,000 additional CPOs) to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. The international and Mexican over-allotment options are expected to be exercised in a coordinated manner, but may be exercised independently of each other.

CPOs outstanding immediately following the global offering	9,386,989,316 CPOs

The CPOs to be outstanding after the global offering discussed above are based on amounts outstanding as of September 22, 2009 and exclude:

•	additional CPOs issuable pursuant to the exercise of the underwriters’ over-allotment options;

•	approximately 16,288,891 CPOs held by our subsidiaries (which may be used to satisfy our obligation to deliver CPOs pursuant to our employee stock incentive plans referred to below);

•

approximately 18,436,207 CPOs in connection with our employee stock incentive plans as of September 22, 2009, representing approximately 0.2% of our outstanding common stock (which excludes 77,601,025 CPOs deliverable in connection with such plans that are expected to be satisfied with open market purchases of outstanding CPOs); and

•

498,946,778 shares of our Series A common stock and 249,473,289 shares of our Series B common stock that are not held in the form of CPOs outstanding as of September 22, 2009, representing approximately 2.7% of our outstanding common stock.

Voting	Holders of ADSs are entitled to voting and economic rights with respect to the underlying Series B shares but only economic rights with respect to the underlying Series A shares. Accordingly, holders of ADSs will not be able to vote their underlying Series A shares but will receive any dividends we pay in respect of such shares.

Listings	Our ADSs are listed on the New York Stock Exchange under the symbol “CX.”

Our CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.”

Use of proceeds

We estimate that the net proceeds from the global offering will be approximately U.S.$1,549 million (or approximately U.S.$1,782 million if each of the over-allotment options is exercised in full), after deducting estimated underwriting discounts and expenses related to the global offering. These estimates are based on an exchange rate of approximately Ps13.32 per U.S. Dollar. We intend to use the net proceeds from the global offering, in full, to repay indebtedness as required by the financing agreement recently entered into with our creditors. See “Use of proceeds” and “Recent developments—Recent developments relating to our indebtedness.”

Risk Factors	See “Risk factors” beginning on page S-14 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before deciding to invest in our CPOs and ADSs.

Conflict of interest	Affiliates of certain of the underwriters are party to the financing agreement and will receive proceeds from the global offering. See “Conflict of interest.”

Risk factors

You should carefully consider the following risk factors and all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision regarding our securities. The following risks are not the only risks we face. The importance given to the following risk factors may change in the future, and other factors not disclosed below may have an impact on us in the future.

The financing agreement contains several restrictive covenants and limitations that could significantly affect our ability to operate our business.

The financing agreement requires us, beginning June 30, 2010, to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period through the period ending June 30, 2011, (ii) 2.00:1 for each semi-annual period through the period ending December 31, 2012 and (iii) 2.25:1 for the remaining semi-annual periods to December 31, 2013. In addition, the financing agreement allows us a maximum consolidated leverage ratio of total debt to EBITDA for each semi-annual period not to exceed 7.75:1 for the period ending June 30, 2010 and decreasing gradually for subsequent semi-annual periods to 3.50:1 for the period ending December 31, 2013. Pursuant to the financing agreement, we are also prohibited from making aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the financing agreement has been repaid in full.

We are also subject to a number of negative covenants that, among other things, restrict our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary; (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets, including those of CEMEX España, S.A. and its material operating subsidiaries; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends and distributions to shareholders, or make other payments; (xi) issue shares; (xii) enter into certain derivatives transactions; and (xiii) exercise any call option on the perpetual debentures we issued through special purpose vehicles.

The financing agreement also contains a number of affirmative covenants that, among other things, require us to (i) provide periodic financial information to our lenders, (ii) issue common equity or equity-linked securities for net cash proceeds of at least U.S.$1 billion prior to June 30, 2010, or, if we are not able to issue such securities by that date and participating creditors representing at least 25% of all exposures under the financing agreement so demand at any time prior to December 31, 2010, issue equity and/or debt securities for a total amount of net cash proceeds equal to U.S.$1 billion less the amount of net cash proceeds received from any issuance prior to June 30, 2010, and (iii) subject to limited exceptions, restrict cash payment of dividends and share redemptions. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenants.” Pursuant to the financing agreement, however, a number of those covenants and restrictions will automatically cease to apply if (i) we receive an investment-grade rating from two of S&P, Moody’s and Fitch; (ii) we reduce the exposures under the financing agreement by at least 50.96% (approximately U.S.$7.6 billion) from current debt levels; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the financing agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above, any applicable margin increases that were due to a failure to meet amortization targets and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly free cash flow sweep, certain mandatory prepayment provisions and restrictions on exercising our perpetual debentures call options (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the financing agreement. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenant reset date.”

The financing agreement contains events of default, some of which may be outside our control; such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, any borrower under an existing facility or any other of our material subsidiaries; (v) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vi) a change to the ownership of any of our subsidiary obligors under the financing agreement, unless the proceeds of such disposal are used to prepay financing agreement debt; (vii) enforcement of the share security; (viii) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (ix) any material adverse change arising in the financial condition of CEMEX which greater than 66.67% of the participating creditors determine would result in our failure to perform payment obligations under the existing facilities or the financing agreement; (x) failure to comply with laws; and (xi) failure to satisfy the conditions subsequent contained in the financing agreement. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Events of default.”

Some of the restrictions and limitations contained in the financing agreement may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have less restrictions or limitations. There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the financing agreement. Further, there can be no assurances that, because of the existence of such limitations, particularly limitations in respect of the incurrence of capital expenditures, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

The interest rate of our debt included in the financing agreement may increase if we do not comply with certain requirements or meet certain amortization targets.

Conditional interest rate increases that may occur with respect to our financial indebtedness included in the financing agreement could adversely affect our business. In general, our existing bank facilities that are included in the financing agreement bear interest at either a base rate plus an applicable margin, a LIBOR rate plus an applicable margin or a Euribor rate plus an applicable margin. The base rates, LIBOR rates and Euribor rates applicable to our existing bank facilities remain in place, and under the financing agreement the applicable margin for each bank facility is set at 4.5% per annum, which is subject to adjustment as follows:

•

If we do not issue common equity for net cash proceeds of at least U.S.$1 billion before June 30, 2010 we shall pay a fee in an amount equal to 0.75% of the amount of each participating creditor’s exposure as of August 14, 2009 and the applicable margin will increase by an additional 0.75% per annum thereafter.

•

If we are unable to repay at least 31.85%, approximately U.S.$4.8 billion, of the aggregate initial exposures of the participating creditors between the closing of the financing agreement and December 31, 2010, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2010.

•

If we are unable to repay at least 50.96%, approximately U.S.$7.6 billion of the aggregate initial exposures of the participating creditors between the closing of the financing agreement and December 31, 2011, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2011.

The new private placement debt included in the financing agreement bears interest at a rate of 8.91% (except for the debt denominated in Yen, which bears a corresponding rate of 6.625%) per annum. The interest rate on the new private placement debt is subject to the same adjustments as described above. Interest rate increases due to a failure to meet amortization targets will cease to apply on the Covenant Reset Date. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing—Covenant reset date.” There can be no assurance that we will be able to satisfy the requirements necessary to prevent these pricing increases.

We have a substantial amount of debt including a significant portion of debt not subject to the financing agreement.

As of June 30, 2009, we had approximately Ps253,715 million (U.S.$19,250 million) of total debt, not including approximately Ps39,856 million (U.S.$3,024 million) of perpetual debentures issued by special purpose vehicles, which are not accounted for as debt or included in our financial statements under MFRS but are considered to be debt under U.S. GAAP. Of our total debt as of June 30, 2009, approximately Ps57,320 million (U.S.$4,349 million) is not subject to the financing agreement and remains payable pursuant to original maturities, with an aggregate principal amount of approximately Ps9,898 million (U.S.$751 million) maturing in the second half of 2009, and Ps6,669 million (U.S.$506 million), Ps9,753 million (U.S.$740 million), Ps10,821 million

(U.S.$821 million), Ps185 million (U.S.$14 million), Ps17,319 million (U.S.$1,314 million) and Ps2,675 million (U.S.$203 million) maturing during 2010, 2011, 2012, 2013, 2014 and after 2014, respectively.

The financing agreement includes semiannual amortization requirements, which we intend to meet using funds from a variety of sources, including free cash flow from our operations and net cash proceeds from asset sales as well as debt and/or equity security issuances, the receipt of which will trigger mandatory prepayments. Of our total debt as of June 30, 2009 (approximately pro forma Ps254,414 million (U.S.$19,303 million), which does not include our perpetual debentures), including our debt not subject to the financing agreement (approximately Ps57,320 million (U.S.$4,349 million)) and after giving pro forma effect to the extended amortization requirements contained in the financing agreement, we had debt with an aggregate principal amount of approximately Ps16,104 million (U.S.$1,222 million) maturing during the second half of 2009, Ps38,065 million (U.S.$2,888 million) maturing during 2010, Ps37,369 million (U.S.$2,835 million) maturing during 2011, Ps21,224 million (U.S.$1,610 million) maturing during 2012, Ps31,567 million (U.S.$2,395 million) maturing during 2013 and Ps110,085 million (U.S.$8,353 million) maturing during 2014 and thereafter.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales. The global stock and credit markets in the last year and a half have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for financings materially less attractive, and at various times have resulted in the unavailability of certain types of financing. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. These factors and the continuing market disruption have had, and may continue to have, an adverse effect on us, including on our ability to meet the amortization requirements under the financing agreement or to refinance indebtedness and future maturities of existing indebtedness.

If the global recession deepens and our operating results worsen significantly or if we are unable to complete our planned divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness.

If we or our subsidiaries are unable to comply with the provisions of our debt instruments (including the financing agreement), and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our business and financial condition.

As part of our financing agreement, we pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the financing agreement and under other financing arrangements.

As part of our financing agreement, we pledged or transferred to trustees under security trusts, as collateral, the capital stock of CEMEX México, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings S.A. de C.V., Corporación Gouda S.A. de C.V., Sunward Investments B.V., Sunward Acquisitions N.V., Sunward Holdings B.V., CEMEX Dutch Holdings B.V., New Sunward Holding B.V., CEMEX Trademarks Holdings Ltd. and CEMEX España, S.A. as collateral to secure our payment obligations under the financing agreement and under certain other financing arrangements with a principal amount of Ps63,772 million (U.S.$4,838 million) outstanding as of June 30, 2009. These subsidiaries collectively own, directly or indirectly, substantially all our operations worldwide. We also were required to grant equal and ratable security interests in such collateral to other creditors pursuant to negative pledge covenants in our other indebtedness and under our perpetual debentures, which are not accounted for as debt under MFRS. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing” for additional information on our financing agreement.

If we fail to service our payment obligations under our financing agreement or to comply with any of the financial and operating covenants included in the financing agreement, we would be in default. In this event, our creditors could accelerate our obligations under the financing agreement and foreclose upon the stock of our subsidiaries constituting collateral. If indebtedness under the financing agreement is accelerated and foreclosure remedies against the collateral are enforced, our current shareholders will lose control and our assets may be disposed of totally or in part, thus affecting the integrity of our business.

We are required to issue equity or equity-linked securities under the financing agreement and may need to issue additional equity in the future as a source to repay our indebtedness; our ability to raise equity capital may be limited, could adversely affect our liquidity and could dilute existing shareholders.

Pursuant to the financing agreement, we are required to privately place or publicly sell common equity or equity-linked securities for net cash proceeds of at least U.S.$1.0 billion prior to June 30, 2010. If we do not issue such securities prior to June 30, 2010, participating creditors representing at least 25% of all exposures under the financing agreement can require us, at any time prior to December 31, 2010, to issue equity and/or debt securities for a total amount of net cash proceeds equal to U.S.$1.0 billion less the amount of net cash proceeds received from any issuance of common equity or equity-linked securities prior to June 30, 2010, including from this offering.

The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the financing agreement. Recently, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional equity capital at all or on terms that are favorable or otherwise not dilutive to existing shareholders. If we raise additional funds by issuing more common stock, CPOs or ADSs, or debt securities convertible into or exchangeable for our common stock, CPOs or ADSs, the percentage ownership of our shareholders at the time of the issuance would decrease and our common stock, CPOs or ADSs may be diluted. In addition, if the aforementioned conditions prevail, the price at which we sell our common stock may be such that existing shareholders may suffer a substantial dilution. Any additional funding we obtain through capital increases may dilute the ownership percentage held by investors who purchase our common stock, CPOs or ADSs, in this offering. In addition, any securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock, CPOs or ADSs. See “Recent developments—Recent developments relating to our indebtedness—Mandatorily convertible debt securities issuance.”

The current global economic recession is likely to continue to adversely affect our business, financial condition and results of operations.

The global recession has had and is likely to continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the U.S., Mexico and Western Europe. This could be the deepest and longest global recession in many generations. Despite the aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession, and a depression. In the construction sector, declines in residential construction in all our markets have broadened and intensified in line with the spread and deterioration of the financial crisis. The adjustment process has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the U.S., Spain, Ireland and the U.K.). Most recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the U.S. and Mexico, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the current economic crisis or delays in any such plans may adversely affect demand for our products.

In the U.S., the current recession is already longer and deeper than the previous two recessions during the 1990s and in early 2000. We expect the U.S. credit crunch to continue to adversely affect the housing market in the near future. Housing starts, which was the primary driver of cement demand in the residential sector, decreased by 33% in 2008 compared to 2007, according to the U.S. Census Bureau, and in 2009 has been running at historical lows – at an annual rate of 582,000 based on available data as of June 30, 2009. A housing recovery may not take place in the short term given the current market environment, tight credit conditions and housing oversupply. Uncertainty regarding public construction projects continues following the announcement of the U.S. government’s fiscal stimulus package. We cannot give any assurances that infrastructure plans announced in the U.S. would offset the expected decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sector during 2008, with contract awards—a leading indicator of construction activity—declining 27% in 2008 compared to 2007, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United

States in recent history. Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 14% and 13%, respectively, in 2008 compared to 2007 (approximately 21% and 30%, respectively, on a like-to-like basis taking into account the consolidation of Rinker’s U.S. operations for an additional six months in 2008 compared to 2007). Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 35% and 43%, respectively, in the six months ended June 30, 2009 compared to the comparable period in 2008.

The Mexican economy has also been significantly and adversely affected by the global financial crisis. The dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder any recovery in Mexico. The crisis has also adversely affected the local credit markets resulting in an increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the Dollar and has remained at those levels. Moreover, further exchange rate depreciation and/or increasing volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a more pronounced contraction of Mexican economic output will not take place, which would translate into a bleaker outlook for the construction sector and its impact on cement and concrete consumption. The Mexican Government’s plan to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our Mexican cement and ready-mix concrete sales volumes decreased approximately 4% and 6%, respectively, in 2008 compared to 2007. In the six months ended June 30, 2009, our Mexican cement sales volumes increased approximately 1% and our ready-mix concrete sales volumes decreased approximately 2%, compared to the six months ended June 30, 2008.

Many Western European countries, including the U.K., France, Spain and Germany, entered into recessions several months ago due to the global economic environment, the financial crisis and their impact on the economies of such countries, including the construction sectors. If this situation continues to deteriorate, our financial condition and results of operations could be materially and adversely affected. These risks are more pronounced in those countries with a higher degree of previous market distortions (especially the existence of real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 23.8% in 2008 compared to 2007 and 35.7% in the six months ended June 30, 2009 compared with the comparable period in 2008. Our Spanish domestic cement and ready-mix concrete sales volumes decreased approximately 48% and 51%, respectively, in the six months ended June 30, 2009 compared with the comparable period in 2008. In the U.K., according to the British Cement Association, domestic cement demand decreased approximately 14.8% in 2008 compared to 2007. Our U.K. domestic cement and ready-mix concrete sales volumes decreased approximately 23% and 28%, respectively, in the six months ended June 30, 2009 compared with the comparable period in 2008. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is anticipated as a result of the stimulus packages that have been announced by most European countries could be lower than projected due to bureaucratic hurdles, delays in implementation or funding problems. If these risks materialize, our business, financial condition and results of operations may be adversely affected.

The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. This issue is expected to be more critical in countries with fixed exchange rates regimes (such as Latvia) that could be forced to devalue. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand.

The Central and South American economies also pose a downside risk in terms of overall activity. The global financial downturn, lower exports to the U.S. and Europe, lower remittances and lower commodity prices represent an important negative risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/or prices. Any significant political instability or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may have an impact on cement prices and demand for cement and ready-mix concrete, which may adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected by a further deterioration of the global economic landscape. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. Regarding the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. In addition, the accumulated housing overhang, the rapid downfall in property prices and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region.

If the global economy were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker substantially increased our exposure to the United States, which has been experiencing a sharp downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on Rinker’s U.S. operations, making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 include non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with MFRS, of which approximately U.S.$1.3 billion relate to impairment of goodwill (mainly related to the Rinker acquisition). See notes 6, 9 and 10C to our audited financial statements included elsewhere or incorporated by reference in this prospectus supplement. Considering differences in the measurement of fair value, including the selection of economic variables, as well as the methodology for determining final impairment losses between MFRS and U.S. GAAP, our impairment losses in 2008 under U.S. GAAP amounted to approximately U.S.$4.9 billion, including the impairment losses determined under MFRS, of which approximately U.S.$4.7 billion refer to impairment of goodwill, as explained in note 25 to our audited financial statements included elsewhere or incorporated by reference in this prospectus supplement. During the six months ended June 30, 2008 and 2009, based on our assessments, there were no impairment charges under MFRS. Although we currently are seeking to dispose of assets to reduce our overall leverage, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

Our ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us as well as contractual restrictions binding on us.

We are a holding company with no significant assets other than the stock of our subsidiaries and our holdings of cash and marketable securities. Our ability to repay debt and pay dividends depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by various regulatory, contractual and legal constraints.

If we are unable to receive cash from our subsidiaries in the form of dividends or otherwise, our business, results of operations and financial condition could be materially adversely affected and we may not be able to service our debt, which could, in turn, adversely affect the market price of our CPOs and ADSs.

Our ability to receive funds from our subsidiaries may also be restricted by covenants in the debt instruments and other contractual obligations of those entities and applicable laws and regulations. We may also be subject to exchange controls on remittances by our subsidiaries from time to time in certain jurisdictions. Further, claims against our subsidiaries, their cash flows or their assets may further limit their ability to transfer funds. We cannot assure you that these subsidiaries will generate sufficient income to pay dividends to us, and without these dividends, we may be unable to service our debt.

Moreover, the ability of our subsidiaries to pay dividends may be restricted by the laws of the jurisdictions under which such subsidiaries are incorporated. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders after stockholders approve the payment of dividends. In addition, such payment can be approved by a subsidiary’s stockholders after the creation of a required legal reserve (equal to one-fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous years. Therefore, our cash flows could be affected if we do not receive dividends or other payments from our subsidiaries.

As described above, the financing agreement effectively prohibits us from declaring and paying cash dividends or making other cash distributions to our shareholders. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing.”

Our ability to comply with our upcoming debt maturities may depend in large part on making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In the short term, we intend to use our capital resources, cash flow from operations, proceeds from capital markets debt and equity offerings and proceeds from the sale of assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain our financial flexibility. Our ability to comply with our payment obligations under the financing agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In connection with our asset divestment initiatives, in 2008, we sold our Canary Islands operations in Spain (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint ventures) for approximately €162 million (U.S.$227 million). In addition, during 2008 we sold our Italian operations (consisting of four grinding mills with an installed aggregate capacity of approximately 2,420,000 tons per year) for approximately €148 million (U.S.$210 million). On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million. On June 15, 2009, we announced our agreement to sell all our assets in Australia (consisting of 249 ready-mix concrete plants, 83 aggregate quarries, 16 concrete pipe and precast products plants, and our 25% stake in Cement Australia) for approximately AUD$2.02 billion (U.S.$1.64 billion, with an exchange rate of AUD$1.2324 per U.S. Dollar). The transaction is subject to regulatory approval, due diligence and other closing conditions and is currently expected to close during the fourth quarter of 2009. All the net proceeds from the sale of assets will be used to repay existing indebtedness.

As a result of the global economic recession and uncertain market conditions, we may not be able to complete our planned divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties. The lack of acquisition financing in the current economic environment and existing relatively high levels of indebtedness among many industry peers will likely make it difficult for potential interested acquirers to purchase our assets. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. Given our current level of indebtedness, liquidity constraints, depressed cash flows and the difficulties to conduct asset sales in the current market, we may be forced to sell our assets at prices substantially lower than their estimated fair value.

If we are unable to complete our planned divestitures and as a result our cash flow or capital resources prove inadequate, we could face additional liquidity problems and may not be able to comply with payment obligations under our indebtedness.

Our use of derivative financial instruments may adversely affect our operations, especially in a volatile and uncertain market.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks.

Nonetheless, as a result of our financing agreement, our use of derivative instruments is constrained. For the year ended December 31, 2008, we had a net loss of approximately Ps15,172 million (U.S.$1,323 million) from financial instruments as compared to a net gain of Ps2,387 million (U.S.$218 million) in 2007. For the six months ended June 30, 2009, we had a net loss of approximately Ps2,091 million (U.S.$150 million) from financial instruments as compared to a net loss of Ps204 million (U.S.$19 million) during the six months ended June 30, 2008. These losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline in price levels in the capital markets worldwide, losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the appreciation of the Dollar against the Euro, and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and Dollars.

Since the beginning of 2009, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing a significant portion of notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see notes 11C and D to our audited consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement), which we finalized during April 2009. As a result, we settled derivatives contracts resulting in an aggregate loss in the first six months of this year of approximately U.S.$1,093 million, which, after netting approximately U.S.$624 million of cash margin deposits previously posted in favor of our counterparties and cash payments of approximately U.S.$48 million, was documented through our issuance of promissory notes for approximately U.S.$421 million, which increased our outstanding debt. The financing agreement restricts our ability to enter into derivative transactions. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing.”

In addition, in order to eliminate our exposure to the Yen and to Yen interest rates, on May 22, 2009, we delivered the required notices under the documentation governing the dual-currency notes and the related perpetual debentures, informing the debenture holders of our decision to exercise our right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009. As a result, during July 2009, the interest rate on the dual-currency notes converted from a Yen floating rate into a Dollar or Euro fixed rate, as applicable, as of June 30, 2009, and the associated Yen cross-currency swap derivatives were unwound, and the notes trustees received approximately U.S.$94 million that will be used to pay future coupons on the perpetual debentures. See “ Management’s discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2008 and 2009—Liquidity and capital resources—Our financial derivatives instruments.”

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. In several scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our income statement introducing volatility in our majority interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability.

If we resume using derivative financial instruments, or with respect to our outstanding equity derivative positions, we may incur net losses from our derivative financial instruments. See

“Management’s discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2008 and 2009—Liquidity and capital resources—Our financial derivatives instruments.”

A substantial amount of our total assets are intangible assets, including goodwill. We have recently recognized charges for goodwill impairment, and if market and industry conditions were to continue to deteriorate, further impairment charges may be required.

As of June 30, 2009 and December 31, 2008, approximately 34% of our total assets were intangible assets, of which, 78% on June 30, 2009 and 77% in 2008 corresponded to goodwill related primarily to our acquisitions of RMC and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differs significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value of the reporting units in use (a unit that generates cash flow), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units to which those assets relate. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment tests. See note 2J to our financial statements for the six months ended June 30, 2009 included elsewhere in this prospectus supplement.

During the fourth quarter of 2008, the global economic crisis caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity in all our markets and a worldwide downturn in macroeconomic indicators. This effect has lowered the overall growth expectations within the countries in which we operate, particularly affecting the construction industry due to the cancellation or deferral of several investment projects. These conditions, which constitute an impairment indicator, coincided with our annual impairment tests under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under MFRS of approximately Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United States reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States during 2008 is mainly related to the acquisition of Rinker in 2007 and overall is attributable to the negative economic situation expected in the markets during 2009 and 2010, particularly in the construction industry. Those factors significantly affected the variables included in the projections of estimated cash flows in comparison with valuations made at the end of 2007. See notes 2K and 10C to our audited consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement. During the periods ended June 30, 2008 and 2009, based on our analyses of impairment indicators and our determinations of the value in use valuations of our reporting units, we did not recognize goodwill impairment charges.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key assumptions related to the determination of the assets’ fair value, has led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which the impairment corresponding to the United States reporting unit was approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS).

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the global economy in 2009 could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

The announcement of the agreement for the sale our Australian assets for approximately AUD$2.02 billion (approximately $U.S.1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009) constitutes new evidence of fair value and represents, considering the related net assets’ carrying amount, an indicator of potential impairment. Under MFRS, for assets still in use, an impairment loss would arise if the carrying amount of the net assets exceeds both the estimated sale price and the value in use. The value in use corresponds to the net present value of the estimated cash flows related to such assets. We calculated the value in use of our Australian assets as of June 30, 2009, including variables that reflect the current economic conditions, and compared the value with the corresponding net assets’ carrying amount. As a result of our test, no impairment loss under MFRS was determined for the six months ended June 30, 2009. The net book value of our Australian assets was approximately Ps25,096 million (U.S.$1,826 million or AUD$2,570 million) and approximately Ps25,229 million (U.S.$1,914 million or AUD$2,359 million) as of December 31, 2008 and June 30, 2009, respectively.

Our independent auditors expressed substantial doubt about our ability to continue as a going concern in their report accompanying our audited consolidated financial statements included in our annual report on Form 20-F.

During the fourth quarter of 2008 and through the date of this prospectus supplement, our liquidity position and operating performance have been adversely affected by adverse economic and industry conditions as a result of the downturn in the global construction industry and the global credit market crisis.

In connection with the uncertainty related to the bank debt refinancing process and considering the facts and circumstances prevailing at the time as described in note 22 to our audited consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement, the independent auditors’ report accompanying our audited consolidated financial statements, included in our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009, contains a paragraph expressing substantial doubt as to our ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2008 do not include any adjustments to reflect the possible future effects on the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustment that might result from the outcome of this uncertainty.

We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our outstanding debt is denominated in Dollars. As of December 31, 2008 and June 30, 2009, our Dollar-denominated debt represented approximately 73% and 61%, respectively, of our total debt (after giving effect to our currency-related derivatives in 2008). Our existing Dollar-denominated debt, including the additional Dollar-denominated debt we incurred to finance the acquisition of Rinker, must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar-denominated debt. See “Management’s discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2008 and 2009—Interest rate risk, foreign currency risk and equity risk—Foreign currency risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound Sterling or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. Mexico, Spain, the United Kingdom and the Rest of Europe region, our main non-Dollar-denominated operations, together generated approximately 52% during 2008 and 51% for the six months ended June 30, 2009 of our total net sales in Peso terms (approximately 17%, 7%, 8% and 20% during 2008; and 20%, 5%, 7% and 19% for the six months ended June 30, 2009, respectively), before eliminations resulting from consolidation. In 2008 and the six months ended June 30, 2009, approximately 21% and 18%, respectively, of our sales were generated in the United States. During 2008, the Peso depreciated approximately 26% against the Dollar, the Euro depreciated approximately 4% against the Dollar and the Pound Sterling depreciated approximately 36% against the Dollar. During the six months ended June 30, 2009, the Peso appreciated approximately 4% against the Dollar, the Euro appreciated approximately 0.4% against the Dollar and the Pound Sterling appreciated approximately 13% against the Dollar in each case, compared to December 31, 2008. Although we expect to enter into future currency hedges, they may not be effective in covering all our currency-related risks.

Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

We are subject to litigation proceedings that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” of our annual report on Form 20-F for the year ended December 31, 2008 and “Recent developments—Recent developments relating to our regulatory matters and legal proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, a legal proceeding initiated by the Texas General Land Office in respect of mineral rights as well as antitrust investigations in the U.K. and Germany. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Our operations are subject to environmental laws and regulations.

Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement dust into the air or emissions of greenhouse gases. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability.

In addition, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union as a result of the European Commission’s directive implementing the Kyoto Protocol on climate change. Under this directive, companies receive from the relevant Member States set limitations on the levels of carbon dioxide emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all our European cement plants.

We believe we may be able to reduce the impact of any excess emissions by either reducing the level of carbon dioxide released in our facilities or by implementing clean development mechanism projects, or CDM projects, in emerging markets. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

To date, the United States has pursued a voluntary greenhouse gas (GHG) emissions reduction program to meet its obligations as a signatory to the United Nations Framework Convention on Climate Change. As a result of increased attention to climate change in the U.S., numerous bills have been introduced in recent sessions of the U.S. Congress that would reduce GHG emissions in the U.S. and enactment of climate change legislation within the next several years now seems likely. However, there is still significant uncertainty about the cost of complying with any future GHG emission requirements. These costs will depend upon many factors, including the required levels of GHG emission reductions, the timing of those reductions, the impact on fuel prices, whether emission allowances will be allocated with or without cost to existing generators and whether flexible compliance mechanisms, such as a GHG offset program similar to those sanctioned under the Clean Air Act for conventional pollutants, will be part of the policy.

While debate continues at the national level over domestic climate policy and the appropriate scope and terms of any federal legislation, many states are developing state-specific measures or participating in regional legislative initiatives to reduce GHG emissions. At this point, we are unable to determine whether any of these proposals will be enacted into law or to estimate their potential effect on our operations.

Implementing regulations for such regional initiatives may be more stringent and costly than federal legislative proposals currently being debated in the U.S. Congress. It cannot yet be determined whether or to what extent any federal legislative system would preempt regional or state initiatives, although such preemption would greatly simplify compliance and eliminate regulatory duplication. If state and/or regional initiatives are allowed to stand together with federal legislation, generators could be required to purchase allowances to satisfy their state and federal compliance obligations.

Permits relating to some of Rinker’s largest quarries in Florida, which represent a significant part of Rinker’s business, are being challenged. A loss of these permits could adversely affect our business.

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or during periods when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, occur during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly fluctuated in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels which has resulted in less vulnerability to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts for petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our business, financial condition and result of operations would not be materially adversely affected in the future if energy and fuel costs increase.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of December 31, 2008 and June 30, 2009, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region (including Germany and France), the South America, Central America and the Caribbean region, Africa and the Middle East, Australia and Asia. As of December 31, 2008 and June 30, 2009, our Mexican operations represented approximately 11% and 12%, respectively, of our total assets, our U.S. operations represented approximately 45% and 43%, respectively, of our total assets, our Spanish operations represented approximately 10% and 9%, respectively, of our total assets, our United Kingdom operations represented approximately 6% and 7%, respectively, of our total assets, our Rest of Europe operations represented approximately 10% and 10%, respectively, of our total assets, our South America, Central America and Caribbean operations represented approximately 5% and 5%, respectively, of our total assets, our Africa and the Middle East operations represented approximately 3% and 3%, respectively, of our total assets, our Australian and Asia operations represented approximately 7% and 8%, respectively, of our total assets and our other operations represented approximately 3% and 3%, respectively, of our total assets. For the year ended December 31, 2008 and the six months ended June 30, 2009, before eliminations resulting from consolidation, our Mexican operations represented approximately 17% and 20%, respectively, of our net sales, our U.S. operations represented approximately 21% and 18%, respectively, of our net sales, our Spanish operations represented approximately 7% and 5%, respectively, of our net sales, our United Kingdom operations represented approximately 8% and 7%, respectively, of our net sales, our Rest of Europe operations represented approximately 20% and 19%, respectively, of our net sales, our South America, Central America and Caribbean operations represented approximately 9% and 10%, respectively, of our net sales, our Africa and the Middle East operations represented approximately 5% and 7%, respectively, of our net sales, our Australian and Asia operations represented approximately 9% and 10%, respectively, of our net sales and our other operations represented approximately 4% and 4%, respectively, of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income. For a geographic breakdown of our net sales for the year ended December 31, 2008 and the six months ended June 30, 2009, please see “Item 4—Information on the Company—Geographic Breakdown of Our 2008 Net Sales” of our annual report on Form 20-F for the year ended December 31, 2008 and “Summary—Geographic breakdown of net sales for the period ended June 30, 2009.”

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas Investments II B.V. (together, “CEMEX Caracas”), which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of their interest in CEMEX Venezuela. The ICSID arbitral tribunal has been constituted. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, the nature of the award that may be issued by the Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See “Item 4—Information on the Company—Business of CEMEX—Regulatory Matters and Legal Proceedings—Tax Matters—Expropriation of CEMEX Venezuela and ICSID Arbitration” of our annual report on Form 20-F for the year ended December 31, 2008 and “Recent developments—Recent developments relating to our regulatory matters and legal proceedings.”

Our operations in Africa and the Middle East have faced instability as a result of, among other things, civil unrest, extremism, deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate in the near future or that neighboring countries, including Egypt and the United Arab Emirates, will not be drawn into conflicts or experience instability.

There have been terrorist attacks in the United States, Spain and the United Kingdom, countries in which we maintain operations, and ongoing threats of future terrorist attacks in the United States and abroad. There can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to an economic contraction or erection of material barriers to trade in the United States or any other of our major markets. An economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this prospectus supplement reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, of civil liabilities predicated on the United States federal securities laws, either in original actions or in actions for enforcement of judgments of United States courts.

The protections afforded to minority shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholders, if any, are less developed under Mexican law than United States law, generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a United States company.

ADS holders may only vote the series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Under the terms of the ADSs and our bylaws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to series B shares represented by the CPOs deposited with the depositary, but not with respect to the series A shares represented by the CPOs deposited with the depositary. An ADS holder may instruct the depositary to vote the series B shares represented by the CPOs deposited with the depositary. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the CPOs underlying their ADSs. However, an ADS holder may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by your ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate. See “Description of CPOs” and “Description of ADSs” in the accompanying prospectus for further discussion regarding the CPO trust agreement, the deposit agreement and your voting rights.

Preemptive rights may not be available to ADS holders.

ADS holders may be unable to exercise preemptive rights granted to our shareholders, in which case ADS holders could be substantially diluted following future equity or equity-linked offerings. Under Mexican law, whenever we issue new shares for payment in cash or in kind, we are generally required to grant preemptive rights to our shareholders, except if the shares are issued in respect of a public offering or if the relevant shares underlie convertible securities. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available. We cannot assure you that we would file a registration statement in the United States at the time of any rights offering.

Use of proceeds

We estimate that the net proceeds from the global offering will be approximately U.S.$1,549 million (or approximately U.S.$1,782 million if the over-allotment options are exercised in full), after deducting estimated underwriting discounts and our expenses related to the global offering. These estimates are based on an exchange rate of approximately Ps13.32 per U.S. Dollar. We intend to use the net proceeds from the global offering to repay indebtedness as required under the financing agreement. Affiliates of certain of the underwriters are party to the financing agreement and will receive proceeds from the global offering. See “Recent developments—Recent developments relating to our indebtedness—Global refinancing” and ”Conflicts of interest.“

Mexican Peso exchange rates

Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso appreciated against the Dollar by approximately 1% and 5% in 2004 and 2005, respectively, depreciated against the Dollar by approximately 2% in 2006, depreciated against the Dollar by approximately 1% in 2007 and depreciated against the Dollar by approximately 26% in 2008. During the six months ended June 30, 2009, the Peso appreciated against the Dollar by approximately 4%. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX accounting rate				Noon buying rate
	End of period	Average(1)	High	Low	End of period	Average(1)	High	Low

Year ended December 31,
2004	11.14	11.29	11.67	10.81	11.15	11.29	11.64	10.81
2005	10.62	10.85	11.38	10.42	10.63	10.89	11.41	10.41
2006	10.80	10.91	11.49	10.44	10.80	10.90	11.46	10.43
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92

Monthly (2009)
January	14.35		14.36	13.37	14.31		14.31	13.35
February	15.26		15.25	14.20	15.09		15.09	14.13
March	14.17		15.57	13.96	14.21		15.41	14.02
April	13.80		14.05	13.02	13.80		13.89	13.05
May	13.14		13.86	12.97	13.18		13.82	12.88
June	13.18		13.62	13.17	13.17		13.64	13.04
July	13.21		13.74	13.13	13.20		13.80	13.10
August	13.36		13.36	12.83	13.34		13.34	12.82

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.

On June 30, 2009, the CEMEX accounting rate was Ps13.18 to U.S.$1.00, and on September 22, 2009, the CEMEX accounting rate was Ps13.34 to U.S.$1.00. Between June 30, 2009 and September 22, 2009, the Peso depreciated by approximately 1% against the Dollar, based on the CEMEX accounting rate.

Market price information

Our CPOs are listed on the BMV and trade under the symbol “CEMEX.CPO.” Our ADSs, each of which currently represents ten CPOs, are listed on the NYSE and trade under the symbol “CX.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the BMV and the high and low market quotations in Dollars for ADSs on the NYSE. The information below gives effect to the two-for-one stock split in our CPOs and ADSs approved by our shareholders on April 27, 2006, which occurred on July 17, 2006, as well as prior stock splits.

Calendar period	CPOs(1)		ADSs
	High	Low	High	Low

Yearly
2004	Ps20.50	Ps14.57	U.S.$18.28	US$12.99
2005	33.25	18.88	30.99	17.06
2006	39.35	27.25	36.04	23.78
2007	44.50	27.23	41.34	24.81
2008	33.80	5.55	32.61	4.01
Quarterly
2008
First quarter	31.36	23.00	29.44	20.92
Second quarter	33.80	24.05	32.61	23.36
Third quarter	25.29	17.62	25.24	15.90
Fourth quarter	18.87	5.55	17.09	4.01
2009
First quarter	14.36	6.16	10.74	3.94
Second quarter	15.31	8.51	11.39	6.17
Monthly
2009
January	14.36	10.50	10.74	7.33
February	13.11	8.00	9.24	5.20
March	9.50	6.16	6.60	3.94
April	11.23	8.51	8.63	6.17
May	14.10	10.66	10.79	7.39
June	15.31	11.60	11.39	8.65
July	13.09	10.40	10.00	7.63
August	18.10	12.53	13.66	9.49

Source:	Based on data from the BMV and the NYSE.

(1)	As of June 30, 2009, approximately 97.2% of our outstanding share capital was represented by CPOs.

On September 22, 2009, the last reported closing price for CPOs on the BMV was Ps17.22 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$13.00 per ADS.

Capitalization

The following table sets forth our indebtedness and capitalization as of June 30, 2009 (i) on an actual basis, (ii) as adjusted to give effect to the financing agreement assuming such agreement had been entered into on such date, and (iii) as further adjusted to give effect to the sale of 1,300,000,000 CPOs in the global offering and the application of the estimated net proceeds as described under “Use of proceeds,” assuming such sale and application had been completed on such date and no exercise by the underwriters of the over-allotment options. The as further adjusted information is based on an exchange rate of approximately Ps13.32 per U.S. Dollar applied to the net proceeds of the global offering.

The financial information set forth below is based on information derived from our financial statements, which have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. For further information about our financial presentation, see “Selected consolidated financial information.”

	As of June 30, 2009
	Actual	As adjusted	As further adjusted

	(Unaudited)
	(in millions of Pesos)

Short-term debt(1)
Payable in Dollars	Ps 60,809	Ps 14,545	Ps 7,526
Payable in Euros	8,120	3,101	770
Payable in British Pounds	766	766	766
Payable in Japanese Yen	681	8	0
Payable in Mexican Pesos	4,927	1,795	1,533
Payable in other currencies	899	899	899

Total short-term debt	76,203	21,115	11,494

Long-term debt
Payable in Dollars	93,291	141,991	133,959
Payable in Euros	55,653	60,735	58,067
Payable in British Pounds	63	63	63
Payable in Japanese Yen	833	154	145
Payable in Mexican Pesos	27,656	30,340	30,040
Payable in other currencies	16	16	16

Total long-term debt	177,512	233,299	222,289

Total debt	253,715	254,414	233,783

Stockholders’ equity
Minority interest(2)	43,776	43,776	43,776
Majority interest	183,235	183,235	203,867

Total stockholders’ equity	227,011	227,011	247,643

Total capitalization	Ps480,726	Ps481,425	Ps481,426

(1)	Includes current portion of long-term debt.

(2)	Minority interest includes the principal amounts of the perpetual debentures (approximately Ps39,856 million (U.S.$3,024 million) as of June 30, 2009) issued by special purpose vehicles in December 2006, and February and May 2007, because they are treated as equity in accordance with MFRS since they do not have a specified maturity date. Accordingly, interest payments on such debentures are treated as a component of other comprehensive income within majority interest stockholders’ equity. However, for purposes of our U.S. GAAP reconciliation, we record such debentures as debt and related interest payments as part of financial expenses in our income statement.

Except as disclosed above, there has been no material change in our capitalization since June 30, 2009.

Selected consolidated financial information

The financial data set forth below as of and for each of the five years ended December 31, 2008 have been derived from, should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus supplement. The financial data set forth below as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008, have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus supplement. Our audited consolidated financial statements for the year ended December 31, 2008 were approved by our shareholders at the annual general meeting of shareholders held on April 23, 2009.

The financial data set forth below as of and for the six months ended June 30, 2008 and 2009 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited consolidated financial statements as of and for the six months ended June 30, 2008 and 2009 and the notes thereto included elsewhere in this prospectus supplement. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the six months ended June 30, 2009 are not indicative of operating results to be expected for the entire year.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, none of the periods presented include operating results corresponding to newly acquired businesses before we assumed operating control. As a result, the financial data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 may not be comparable to that of prior periods.

The acquisition date of RMC was March 1, 2005. Our consolidated financial information for the year ended December 31, 2005 includes RMC’s results of operations for the ten-month period ended December 31, 2005.

The acquisition date of Rinker was July 1, 2007. Our consolidated financial information for the year ended December 31, 2007 includes Rinker’s results of operations for the six month period ended December 31, 2007.

Our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP. See note 25 to our audited consolidated financial statements, included elsewhere or incorporated by reference in this prospectus supplement, for a description of the principal differences between MFRS and U.S. GAAP as they relate to us.

Beginning on January 1, 2008, according to new MFRS B-10, inflationary accounting will only be applied in a high-inflation environment, defined by the MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all our subsidiaries regardless of the inflation level in their respective countries. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation will be restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year and inflation is applied prospectively. As of December 31, 2007, except for Venezuela and Costa Rica, all of our subsidiaries operated in low-inflation environments; therefore, restatement of their historical cost financial statements to take account of inflation was suspended starting on January 1, 2008.

Beginning in 2008, MFRS B-10 eliminates the restatement of financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the income statement, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied. Until such date, the restatement factors for current and prior periods were calculated considering the weighted average inflation of the countries in which we operate and the changes in the exchange rates of each of these countries relative to the Mexican Peso, weighted according to the proportion that our assets in each country represent of our total assets.

The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2007:

	Annual weighted average factor	Cumulative weighted average factor to December 31, 2007

2004	0.9590	1.1339
2005	1.0902	1.1824
2006	1.0846	1.0846

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Mexican Peso exchange rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated elsewhere in this prospectus supplement, are translations of Peso amounts at an end-of-period exchange rate of Ps13.18 to U.S.$1.00, the CEMEX accounting rate as of June 30, 2009. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon end-of-period buying rate for Pesos on June 30, 2009 was Ps13.17 to U.S.$1.00. From June 30, 2009 through September 22, 2009, the Peso depreciated by approximately 1% against the Dollar, based on the CEMEX accounting rate.

CEMEX, S.A.B. de C.V. and subsidiaries

Selected consolidated financial information

	As of and for the year ended December 31,					As of and for the six months ended June 30,
	2004	2005	2006	2007	2008	2008	2009

	(in millions of Pesos, except ratios and share and per share amounts)					(Unaudited)
Income Statement Information:
Net sales	Ps102,945	Ps 192,392	Ps 213,767	Ps 236,669	Ps 243,201	Ps123,367	Ps109,396
Cost of sales(1)	(57,936)	(116,422)	(136,447)	(157,696)	(166,214)	(84,581)	(77,013)

Gross profit	45,009	75,970	77,320	78,973	76,987	38,786	32,383

Operating expenses	(21,617)	(44,743)	(42,815)	(46,525)	(49,103)	(24,549)	(22,137)
Operating income	23,392	31,227	34,505	32,448	27,884	14,237	10,246
Other expense, net(2)	(6,487)	(3,976)	(580)	(3,281)	(21,496)	1,570	(1,897)
Comprehensive financing result(3)	1,683	3,076	(505)	1,087	(28,725)	(4,483)	(8,474)
Equity in income of associates	506	1,098	1,425	1,487	1,098	411	66

Income before income tax	19,094	31,425	34,845	31,741	(21,239)	11,736	(59)
Minority interest	265	692	1,292	837	45	272	116
Majority interest net income	16,512	26,519	27,855	26,108	2,278	9,614	2,535
Basic earnings per share(4)(5)	0.82	1.28	1.29	1.17	0.10	1.07	(0.21)
Diluted earnings per share(4)(5)	0.82	1.27	1.29	1.17	0.10	1.07	(0.21)
Dividends per share(4)(6)(7)	0.25	0.27	0.28	0.29	N/A	N/A	N/A
Number of shares outstanding(4)(8)	20,372	21,144	21,987	22,297	22,985	22,585	23,393

Balance Sheet Information:
Cash and temporary investments	4,324	7,552	18,494	8,670	13,604	7,340	12,890
Net working capital(9)	6,633	15,920	10,389	16,690	18,091	19,540	19,747
Property, machinery and equipment, net	121,439	195,165	201,425	262,189	281,858	256,976	273,362
Total assets	219,559	336,081	351,083	542,314	623,622	535,243	599,037
Short-term debt	13,185	14,954	14,657	36,257	95,270	37,568	76,203
Long-term debt	61,731	104,061	73,674	180,654	162,824	154,067	177,512
Minority interest and perpetual debentures(11)	4,913	6,637	22,484	40,985	46,575	49,962	43,776
Total majority stockholders’ equity	98,919	123,381	150,627	163,168	190,692	170,110	183,235
Book value per share(4)(8)(12)	4.86	5.84	6.85	7.32	8.30	7.53	7.83

Other Financial Information:
Operating margin	22.7%	16.2%	16.1%	13.7%	11.5%	11.5%	9.4%
Operating EBITDA(13)	32,064	44,672	48,466	49,859	48,748	24,356	21,242
Ratio of Operating EBITDA to interest expense, capital securities dividends and preferred equity dividends(13)	6.82	6.76	8.38	5.66	4.77	4.59	3.66
Investment in property, machinery and equipment, net	5,483	9,862	16,067	21,779	21,248	9,922	4,128
Depreciation and amortization	10,830	13,706	13,961	17,666	20,864	10,133	11,006
Net cash flow provided by operating activities(14)	27,915	43,080	47,845	45,625	31,272	13,189	10,858

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008

	(in millions of Pesos, except per share amounts)
U.S. GAAP(15):
Income Statement Information:
Net sales	Ps100,163	Ps172,632	Ps203,660	Ps235,258	Ps242,341
Operating income (loss)(10)	18,442	27,038	32,804	29,844	(40,504)
Majority interest net income(loss)	20,027	23,933	26,384	21,367	(61,886)
Basic earnings (loss) per share(4)(5)	1.01	1.15	1.23	0.96	(2.69)
Diluted earnings (loss) per share	1.00	1.14	1.23	0.96	(2.69)
Balance Sheet Information:
Total assets	230,027	317,896	351,927	563,565	605,081
Perpetual debentures(11)	—	—	14,037	33,470	41,495
Long-term debt(11)	48,645	89,402	69,375	164,515	162,829
Minority interest	5,057	6,200	7,581	8,010	5,105
Total majority stockholders’ equity	103,257	120,539	153,239	172,217	151,294

(1)	Includes depreciation and excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item. Likewise, cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item on our consolidated income statements.

(2)	Beginning in 2007, current and deferred Employees’ Statutory Profit Sharing (“ESPS”) is included within “Other expense, net.” Until December 31, 2006, ESPS was presented in a specific line item within the income taxes section of the consolidated income statement. The “Selected consolidated financial information” data for 2004, 2005 and 2006 were reclassified to conform to the presentation required beginning in 2007.

(3)	Includes financial expenses, financial income, results from financial instruments, including derivatives and marketable securities, foreign exchange result and monetary position result.

(4)	Our capital stock consists of series A shares and series B shares. Each of our CPOs represents two series A shares and one series B share. As of June 30, 2009, approximately 97.2% of our outstanding share capital was represented by CPOs. Each of our ADSs represents ten CPOs.

(5)	Earnings per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 18 to the consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares (two shares of our Series A common stock and one share of our Series B common stock) underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.

(6)	Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.

(7)	Except in respect of 2008, in recent years, our board of directors has proposed, and our shareholders have approved, dividend proposals, whereby our shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in Pesos, were as follows: 2004, Ps0.69 per CPO (or Ps0.23 per share); 2005, Ps0.75 per CPO (or Ps0.25 per share); 2006, Ps0.81 per CPO (or Ps0.27 per share); 2007, Ps0.84 per CPO (or Ps0.28 per share); and 2008, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2004, Ps191 million in cash was paid and approximately 300 million additional CPOs were issued in respect of dividends declared for the 2003 year; in 2005, Ps449 million in cash was paid and approximately 266 million additional CPOs were issued in respect of dividends declared for the 2004 year; in 2006, Ps161 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 year; in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 year; and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for year 2008. At the shareholders’ meeting held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization have been allocated to shareholders on a pro-rata basis. As of June 3, 2009, a total of 334,415,200 CPOs, representing 99.97% of all CPOs authorized for issuance at the shareholders’ meeting, had been issued. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares.

(8)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(9)	Equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.

(10)	Operating loss under U.S. GAAP for the year ended December 31, 2008 includes impairment losses of approximately Ps67,202 million (U.S.$4,891 million). See note 25 to our audited consolidated financial statements for the year ended December 31, 2008, included elsewhere or incorporated by reference in this prospectus supplement.

(11)	Minority interest, as of December 31, 2006, 2007 and 2008 and June 30, 2008 and 2009, includes U.S.$1,250 million (Ps14,642 million), U.S.$3,065 million (Ps33,470 million), U.S.$3,020 million (Ps41,495 million), U.S.$3,150 million (Ps32,475 million) and U.S.$3,024 million (Ps39,856 million), respectively, that represents the nominal amount of the fixed-to-floating rate callable perpetual debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with MFRS, these securities are accounted for as equity due to the fact that they do not have a specified maturity date and our option to defer payment of interest. However, for purposes of our U.S. GAAP reconciliation, we record these debentures as debt and interest payments thereon as part of financial expenses in our consolidated income statement.

(12)	Calculated by dividing the total majority stockholders’ equity by the number of shares outstanding.

(13)	Equals operating income before operating amortization expense and depreciation. Under MFRS, until December 31, 2004, amortization of goodwill was recognized as part of other expense, net. Commencing January 1, 2005, MFRS ceased amortization of goodwill and we assess goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in note 10C to our audited consolidated financial statements, included elsewhere or incorporated by reference in this prospectus supplement. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any minority interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007 and approximately Ps2,596 million for 2008, as described in note 15D to our consolidated financial statements. For the periods ended June 30, 2008 and 2009, coupon payments on the perpetual debentures amounted to approximately Ps1,070 million and Ps1,370 million, respectively.

	For the year ended December 31,					For the six months ended June 30,
	2004	2005	2006	2007	2008	2008	2009

	(in millions of Pesos)
Reconciliation of Operating EBITDA to operating income
Operating EBITDA	Ps 32,064	Ps44,672	Ps48,466	Ps49,859	Ps48,748	Ps24,356	Ps21,242
Less:
Depreciation and amortization expense	8,672	13,445	13,961	17,411	20,864	10,119	10,996

Operating income	Ps 23,392	Ps31,227	Ps34,505	Ps32,448	Ps27,884	Ps14,237	Ps10,246

Plus / minus:
Changes in working capital, net of monetary position result, excluding interest expense and income taxes	(2,175)	2,448	6,830	7,685	825	(3,386)	(4,451)
Depreciation and amortization expense	8,672	13,445	13,961	17,411	20,864	10,119	10,996
Other cash expenses, net	3,414	4,156	761	943	(4,725)	351	(827)
Interest expense paid	(3,963)	(5,557)	(4,560)	(8,268)	(9,951)	(5,882)	(4,117)
Income taxes paid	(1,425)	(2,639)	(3,652)	(4,594)	(3,625)	(2,250)	(989)
Net cash flows provided by operating activities after interest expense and income taxes	Ps27,915	Ps43,080	Ps47,845	Ps45,625	Ps31,272	Ps13,189	Ps10,858

(14)	For the four years ended December 31, 2007, statements of cash flows were not required under MFRS; therefore, net cash flow provided by operating activities included in this item for such years refer to our consolidated statements of changes in financial position and represent majority interest net income plus items not affecting cash flow, plus investment in working capital, and excluding effects from acquisitions and including inflation effects and unrealized foreign exchange effects. See note 2A to our audited consolidated financial statements, included elsewhere or incorporated by reference in this prospectus supplement.

(15)	We have restated the information at and for the years ended December 31, 2004, 2005 and 2006 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act instead of using the weighted average restatement factors used by us until December 31, 2007 according to MFRS and applied to the information presented under MFRS of prior years. These figures are presented in constant Pesos as of December 31, 2007, the last date on which inflationary accounting was applied (see note 2A to our audited consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement). The amounts for the year ended December 31, 2008 are presented in nominal Pesos.

Management’s discussion and analysis of

financial condition and results of operations

for the six month periods ended June 30, 2008 and 2009

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited consolidated financial statements as of and for the six month periods ended June 30, 2008 and 2009 included elsewhere in this prospectus supplement. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in our annual report on Form 20-F, which is incorporated by reference in this prospectus supplement. The following discussion, which follows the same MFRS accounting policies, should also be read in conjunction with such financial statements and the notes thereto.

The percentage changes in cement and ready-mix concrete sales volumes described in this prospectus supplement for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold intercompany to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented in this prospectus supplement for our operations in each country or region includes the Mexican Peso equivalent amount of revenues derived from intercompany sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our unaudited consolidated financial statements for the six months ended June 30, 2008 and 2009 included elsewhere or incorporated by reference in this prospectus supplement.

On July 28, 2009, we announced our results for the six months ended June 30, 2009. The interim results of operations for the six months ended June 30, 2009 are not indicative of operating results to be expected for the entire year. The following is a discussion of our results for the six months ended June 30, 2009.

Results of operations

Consolidation of our results of operations

Our unaudited consolidated financial statements for the six month periods ended June 30, 2008 and 2009 included elsewhere in this prospectus supplement include those subsidiaries in which we hold a majority interest or which we otherwise control. All material intercompany balances and transactions have been eliminated as part of the consolidation.

For the six months ended June 30, 2008 and 2009, our consolidated results reflect the following transactions:

•

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million).

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million.

Six months ended June 30, 2008 compared to six months ended June 30, 2009

Summarized in the table below are the percentage increases and decreases for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement in addition to ready-mix concrete average prices for each of our geographic segments.

	Domestic sales volumes		Export sales volumes	Average domestic prices in local currency(1)
Geographic segment	Cement	Ready-mix concrete	Cement	Cement	Ready-mix concrete

North America
Mexico	1%	(2)%	(67)%	4%	1%
United States	(35)%	(43)%	100%	(5)%	(4)%

Europe
Spain	(48)%	(51)%	32%	(7)%	(6)%
U.K.	(23)%	(28)%	N/A	11%	5%
Rest of Europe	(23)%	(21)%	N/A	5%	3%

South/Central America and the Caribbean(2)
Venezuela	N/A	N/A	N/A	N/A	N/A
Colombia	(11)%	(18)%	N/A	16%	(2)%
Rest of South/Central America and the Caribbean(3)	(20)%	(24)%	N/A	15%	12%

Africa and the Middle East(4)
Egypt	19%	8%	N/A	16%	21%
Rest of Africa and the Middle East(5)	N/A	(16)%	N/A	N/A	Flat

Australia and Asia(6)
Australia	N/A	(21)%	N/A	N/A	9%
Philippines	7%	N/A	(26)%	11%	N/A
Rest of Asia(7)	(34)%	(15)%	N/A	(1)%	10%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, where average prices are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Includes our operations in Venezuela, Colombia and the operations listed in note 3 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region. Our consolidated financial statements for the six months ended June 30, 2008 include the results from our Venezuelan operations for the entire period while our consolidated financial statements for the six months ended June 30, 2009 do not include CEMEX Venezuela due to its expropriation.

(3)	Includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.

(4)	Includes our operations in Egypt and the operations listed in note 5 below.

(5)	Includes the operations in the United Arab Emirates and Israel.

(6)	Includes the operations in Australia as well as limited operations in China we acquired as a result of the Rinker acquisition, our operations in the Philippines and the operations described in note 7 below. On June 15, 2009, we announced the sale of our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009). See “Recent developments—Recent developments relating to our planned divestitures of assets.”

(7)	Includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

On a consolidated basis, our cement sales volumes decreased approximately 22%, from 41.5 million tons in the six months ended June 30, 2008 to 32.3 million tons in the comparable period of 2009, and our ready-mix concrete sales volumes decreased approximately 26%, from 39.7 million cubic meters in the six months ended June 30, 2008 to 29.5 million cubic meters in the six months ended June 30, 2009. Our net sales decreased approximately 11%, from Ps123,367 million in the six months ended June 30, 2008 to Ps109,396 million in the comparable period of 2009, and our operating income decreased approximately 28%, from Ps14,237 million in the six months ended June 30, 2008 to Ps10,246 million in the comparable period in 2009.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the six months ended June 30, 2008 and 2009. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation between the local currencies of the countries in the regions vis-à-vis the Mexican Peso which occurred during the period; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Net sales
Geographic segment	Variations in local currency(1)	Approximate currency fluctuations, net of inflation effects	Variations in Mexican Pesos	For the six months ended June 30,
				2008	2009

	(in millions of Pesos)
North America
Mexico	8%	—	8%	Ps 21,002	Ps 22,705
United States	(41)%	21%	(20)%	25,712	20,561

Europe
Spain	(51)%	8%	(43)%	10,312	5,861
United Kingdom	(23)%	2%	(21)%	10,139	7,980
Rest of Europe	(23)%	11%	(12)%	24,818	21,748

South/Central America and the Caribbean(2)
Venezuela	(100)%	—	(100)%	3,394	—
Colombia	(6)%	10%	4%	3,138	3,276
Rest of South/Central America and the Caribbean(3)	(11)%	39%	28%	5,817	7,428

Africa and Middle East(4)
Egypt	37%	44%	81%	2,241	4,057
Rest of Africa and the Middle East(5)	(13)%	29%	16%	3,008	3,488

Australia and Asia(6)
Australia(7)	(9)%	1%	(8)%	8,828	8,127
Philippines	15%	31%	46%	1,378	2,011
Rest of Asia(8)	(19)%	30%	11%	1,184	1,309
Others(9)	(56)%	20%	(36)%	6,930	4,457

			(12)%	127,901	113,008
Eliminations from consolidation				(4,534)	(3,612)

Consolidated net sales			(11)%	Ps123,367	Ps109,396

	Operating income
Geographic segment	Variations in local currency(1)	Approximate currency fluctuations, net of inflation effects	Variations in Mexican Pesos	For the six months ended June 30,
				2008	2009

				(in millions of Pesos)
North America
Mexico	10%	—	10%	Ps 6,903	Ps 7,588
United States	(659)%	(208)%	(867)%	432	(3,313)

Europe
Spain	(81)%	3%	(78)%	2,548	554
United Kingdom	13%	(3)%	10%	(237)	(213)
Rest of Europe	(60)%	4%	(56)%	1,934	846

South/Central America and the Caribbean(2)
Venezuela	(100)%	—	(100)%	698	—
Colombia	3%	11%	14%	1,082	1,235
Rest of South/Central America and the Caribbean(3)	(4)%	33%	29%	1,279	1,649

Africa and Middle East(4)
Egypt	35%	44%	79%	943	1,684
Rest of Africa and the Middle East(5)	112%	66%	178%	180	501

Australia and Asia(6)
Australia(7)	(9)%	1%	(8)%	839	771
Philippines	57%	41%	98%	340	674
Rest of Asia(8)	9%	39%	48%	25	37
Others(9)	(1)%	36%	35%	(2,729)	(1,767)

Consolidated operating income			(28)%	Ps14,237	Ps10,246

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollars at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.

(2)	Includes our operations in Venezuela, Colombia and the operations listed in note 3 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region. Our consolidated financial statements for the six months ended June 30, 2008 include the results from operations relating to Venezuela for the entire period while our consolidated financial statements for the six months ended June 30, 2009 do not include CEMEX Venezuela due to its expropriation.

(3)	Includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.

(4)	Includes our operations in Egypt and the operations listed in note 5 below.

(5)	Includes our operations in the United Arab Emirates and Israel.

(6)	Includes our operations in Australia described in note 7 below, our operations in the Philippines and the operations described in note 8 below.

(7)	Includes our operations in Australia acquired in the Rinker transaction. On June 15, 2009, we announced our agreement to sell our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009). See “Recent developments—Recent developments relating to our planned divestitures of assets.”

(8)	Includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

(9)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net sales.    Our consolidated net sales decreased approximately 11%, from Ps123,367 million in the six months ended June 30, 2008 to Ps109,396 million in the comparable period of 2009. The decrease in net sales was primarily attributable to lower volumes, mainly from our U.S. and Spanish operations and the consolidation of CEMEX Venezuela and our Canary Islands operations for the six months ended June 30, 2008, neither of which was included in our operations during the six months ended June 30, 2009. This decrease was partially mitigated by price resiliency in many of our markets. The infrastructure sector was the main driver of demand in most of our markets despite the fact that we have not yet seen the anticipated positive impact of stimulus packages around the world. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ net sales represented approximately 20% of our total net sales in the six months ended June 30, 2009, in Peso terms, before eliminations resulting from consolidation. Cement sales volumes in our Mexican operations increased approximately 1% in the six months ended June 30, 2009 compared to the comparable period of 2008, and ready-mix concrete sales volumes decreased approximately 2% in the six months ended June 30, 2009 compared to the comparable period of 2008. During the six months ended June 30, 2009, the infrastructure sector was the most active sector as a result of continuing federal and local government spending. State and local elections also had a positive effect on construction activity during the six months ended June 30, 2009. In addition, the self-construction trend remained stable, while the formal residential, industrial-and-commercial sectors continued to deteriorate, the former as a result of overall tighter credit conditions and the latter as a result of the challenging macroeconomic environment. Our Mexican operations’ cement export volumes, which represented approximately 3% of our Mexican cement sales volumes in the six months ended June 30, 2009, decreased approximately 67% in the six months ended June 30, 2009 compared to the comparable period of 2008, primarily as a result of lower export volumes to the United States. Of our Mexican operations’ total cement export volumes during the six months ended June 30, 2009, 14% was shipped to the United States, 79% to Central America and the Caribbean and 7% to South America. Our Mexican operations’ average domestic sales price of cement increased approximately 4% in Peso terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average sales price of ready-mix concrete increased approximately 1% in Peso terms over the comparable period. For the six months ended June 30, 2009, cement represented approximately 55%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 23% of our Mexican operations’ net sales before eliminations resulting from consolidation.

As a result of the increases in cement sales volumes and average sales prices, partially offset by the decrease in the ready-mix concrete sales volumes, our Mexican net sales, in Peso terms, increased approximately 8% in the six months ended June 30, 2009 compared to the comparable period of 2008.

United States

Our United States operations represented approximately 18% of our total net sales in the six months ended June 30, 2009 in Peso terms, before eliminations resulting from consolidation. Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 35% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 43% during the comparable period. The decreases in our U.S. operations’ domestic cement and ready-mix concrete sales volumes resulted primarily from significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower demand. Overall construction activity continued to worsen as the macroeconomic situation deteriorated. All our markets and regions were adversely affected by the challenging economic downturn, as evidenced by the sharp decline in our volumes during the six months ended June 30, 2009. Average sales price of domestic cement for our U.S. operations decreased approximately 5% in Dollar terms in the six months ended June 30, 2009 compared to the comparable period of 2008, and the average sales price of ready-mix concrete decreased approximately 4% in Dollar terms over the comparable period. The decreases in average prices were primarily due to decreased demand as a result of recessionary economic conditions and tight credit availability. For the six months ended June 30, 2009, cement represented approximately 28%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 43% of our United States operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes and average sales prices, net sales from our United States operations, in Dollar terms, decreased approximately 41% in the six months ended June 30, 2009 compared to the comparable period in 2008.

Spain

Our Spanish operations’ net sales during the six months ended June 30, 2009 represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Cement sales volumes in our Spanish operations decreased approximately 48% in the six months ended June 30, 2009 compared to the comparable period in 2008, while ready-mix concrete sales volumes decreased approximately 51% during the comparable period. The decreases in domestic cement and ready-mix concrete sales volumes were the result the continued challenging economic environment in Spain as well as reflecting the disposition of our Canary Islands operations, which had been included in our consolidated results for the six months ended June 30, 2008 (before their disposal in the fourth quarter of 2008). Overall construction activity continues to deteriorate as a result of the economic downturn. Volumes were affected by the ongoing decline in the residential sector, which has affected all demand segments and regions. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our Spanish operations’ cement export volumes, which represented approximately 13% of our Spanish cement sales volumes in the six months ended June 30, 2009, increased by approximately 32% in the six months ended June 30, 2009 compared to the comparable period in 2008, primarily as a result of higher exports to the African region. Of our Spanish operations’ total cement export volumes in the six months ended June 30, 2009, 2% was shipped to Europe and the Middle East and 98% to Africa. Our Spanish operations’ average domestic sales price of cement decreased approximately 7% in Euro terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average price of ready-mix concrete decreased approximately 6% in Euro terms over the comparable period. For the six months ended June 30, 2009, cement represented approximately 58%, ready-mix concrete approximately 22% and our other businesses approximately 20% of our Spanish operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, and in average domestic cement and ready-mix concrete sales prices, our Spanish net sales, in Euro terms, decreased approximately 51% in the six months ended June 30, 2009 compared to the comparable period in 2008.

United Kingdom

Our United Kingdom operations’ net sales in the six months ended June 30, 2009 represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ domestic cement sales volumes decreased approximately 23% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 28% during the comparable period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a deteriorating business environment in the United Kingdom. Construction activity was affected by the tight credit atmosphere that continues to prevail, as well as by lower consumer confidence. Activity across all sectors and regions continues to weaken. Our United Kingdom operations’ average domestic sales price of cement increased approximately 11% in Pound terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average price of ready-mix concrete increased approximately 5% in Pound terms over the comparable period. For the six months ended June 30, 2009, cement represented approximately 16%, ready-mix concrete approximately 28% and our aggregates and other businesses approximately 56% of our United Kingdom operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, net sales from our United Kingdom operations, in Pound terms, decreased approximately 23% in the six months ended June 30, 2009 compared to the comparable period in 2008.

Rest of Europe

Our Rest of Europe operations’ net sales for the six months ended June 30, 2009 represented approximately 19% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in our Rest of Europe segment in the six months ended June 30, 2009 consisted of our operations in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 23% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 21% during the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a general decline in activity in the residential, non-residential and infrastructure sectors. Our Rest of Europe operations’ average domestic sales price of cement increased approximately 5% in Euro terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average price of ready-mix concrete increased approximately 3% in Euro terms over the comparable period. For the six months ended June 30, 2009, cement represented approximately 22%, ready-mix concrete approximately 49% and our other businesses approximately 29% of our Rest of Europe operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, net sales in the Rest of

Europe, in Euro terms, decreased approximately 23% in the six months ended June 30, 2009 compared to the comparable period in 2008. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, domestic cement sales volumes decreased approximately 21% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes in those operations decreased approximately 11% during the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a continued recessionary environment that translated into a sharp decline in cement consumption. Our German operations’ average domestic sales price of cement increased approximately 9% in Euro terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average price of ready-mix concrete increased approximately 29% in Euro terms over the comparable period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, net sales in Germany, in Euro terms, decreased approximately 13% in the six months ended June 30, 2009 compared to the comparable period in 2008.

In France, ready-mix concrete sales volumes decreased approximately 18% in the six months ended June 30, 2009 compared to the comparable period in 2008, primarily as a result of weaker economic conditions due to a decline of demand in all sectors. Our French operations’ average sales price of ready-mix concrete increased approximately 5% in Euro terms in the six months ended June 30, 2009 compared to the comparable period in 2008. As a result of the decrease in ready-mix concrete sales volumes, partially offset by the increase in the average ready-mix concrete sales price, net sales in France, in Euro terms, decreased approximately 14% in the six months ended June 30, 2009 compared to the comparable period in 2008.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in the six months ended June 30, 2009 consisted of our operations in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico.

On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of its interest in CEMEX Venezuela. The ICSID arbitral tribunal has been constituted. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, any nature of the award that may be issued by the tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas. See “Item 4—Information on the Company—Business of CEMEX—Regulatory Matters and Legal Proceedings— Tax Matters—Expropriation of CEMEX Venezuela and ICSID Arbitration” of our annual report on

Form 20-F for the year ended December 31, 2008 and “Recent developments—Recent developments relating to our regulatory matters and legal proceedings.”

For the six months ended June 30, 2009, our South America, Central America and Caribbean operations represented approximately 10% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our South America, Central America and Caribbean operations’ domestic cement sales volumes decreased approximately 41% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 40% over the comparable period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to the absence of our Venezuelan operations in the six months ended June 30, 2009 as compared to the consolidation of CEMEX Venezuela for the six months ended June 30, 2008 (before its expropriation) and lower economic activity in the region. Our South America, Central American and Caribbean operations’ average domestic sales price of cement increased approximately 10% in Dollar terms in the six months ended June 30, 2009 compared to the comparable period in 2008, while the average sales price of ready-mix concrete decreased approximately 10% in Dollar terms over the comparable period. For the reasons mentioned above, net sales in our South America, Central America and Caribbean operations, in Dollar terms, decreased approximately 37% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the year six months ended June 30, 2009, cement represented approximately 69%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 9% of our South and Central America and Caribbean operations’ net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central American and Caribbean segment, based on net sales.

For the six months ended June 30, 2009, Colombia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Colombian operations’ cement volumes decreased approximately 11% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 18% during the comparable period. The decreases in sales volumes resulted primarily from the decline in the industrial and commercial sector partially mitigated by an increase in low-income housing and infrastructure spending. The government’s role in reactivating the economy has spurred the initiation of new infrastructure projects around the country, while the self-construction sector continued its downward trend. Our Colombian operations’ average domestic sales price of cement increased approximately 16% in Colombian Peso terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average price of ready-mix concrete decreased approximately 2% in Colombian Peso terms over the comparable period. As a result of the decreases in domestic cement, ready-mix concrete sales volumes and in the average sales price of ready-mix concrete, partially offset by the increase in the average domestic cement sales price, net sales of our Colombian operations, in Colombian Peso terms, decreased approximately 2% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, cement represented approximately 61%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 15% of our Colombian operations’ net sales before eliminations resulting from consolidation.

For the six months ended June 30, 2009, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and Caribbean operations’

cement volumes decreased approximately 20% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 24% during the comparable period. Our Rest of South and Central America and Caribbean operations’ average domestic sales price of cement increased approximately 15% in Dollar terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and the average sales price of ready-mix concrete increased approximately 12% in Dollar terms over the comparable period. As a result of the decreases in domestic cement, ready-mix concrete sales volumes, partially offset by the increase in the average domestic cement sales price and in the average sales price of ready-mix concrete, net sales of our Rest of South and Central America and Caribbean operations, in Dollar terms, decreased approximately 13% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, cement represented approximately 73%, ready-mix concrete approximately 21% and our other businesses approximately 6% of our Rest of South and Central America and Caribbean operations’ net sales before eliminations resulting from consolidation.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and Caribbean operations, in Dollar terms, decreased approximately 40% in the six months ended June 30, 2009 compared to the comparable period in 2008.

Africa and the Middle East

For the six months ended June 30, 2009, Africa and the Middle East represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in Africa and the Middle East consist of our operations in Egypt, the United Arab Emirates (UAE) and Israel. Our Africa and Middle East operations’ domestic cement sales volumes increased approximately 19% in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales volumes decreased approximately 13% during the comparable period. The increases in domestic cement and sales volumes were primarily as a result of the demand in the informal housing and infrastructure sectors. Our Africa and the Middle East operations’ average domestic sales price of cement increased approximately 12% in Dollar terms in the six months ended June 30, 2009, and the average price of ready-mix concrete increased approximately 1% in Dollar terms over the comparable period. For the six months ended June 30, 2009, cement represented approximately 45%, ready-mix concrete approximately 38% and our other businesses approximately 17% of our African and the Middle East operations’ net sales before eliminations resulting from consolidation.

For the six months ended June 30, 2009, Egypt represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Egyptian operations’ domestic cement sales volumes increased approximately 19% in the six months ended June 30, 2009 compared to the comparable period in 2008, and Egyptian ready-mix concrete sales volumes increased approximately 8% during the comparable period. The increases in volumes resulted primarily from lower steel prices which had a positive effect on cement consumption. The high-income housing sector started to slow down in response to the macroeconomic situation, while the self-construction sector maintained its stability. The average domestic sales price of cement increased approximately 16% in Egyptian pound terms in the six months ended June 30, 2009 compared to the comparable period in 2008, and ready-mix concrete sales prices increased approximately 21% in Egyptian pound terms. As a result of increases in domestic cement sales volumes and sales prices, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 37% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, cement represented approximately 89%, ready-mix concrete approximately 9% and our other businesses approximately 2% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

For the six months ended June 30, 2009, the UAE and Israel represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased approximately 16% in the six months ended June 30, 2009 compared to the comparable period in 2008 primarily as a result of lower ready-mix concrete sales volumes in the UAE, while the average ready-mix concrete sales price remained flat, in Dollar terms, in the six months ended June 30, 2009 compared to the comparable period in 2008. As a result of a decrease of 22% in net sales in Israel, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, decreased approximately 13% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, ready-mix concrete represented approximately 66% and our other businesses approximately 34% of our Rest of Africa and the Middle East operations’ net sales before eliminations resulting from consolidation.

As a result of increases in average ready-mix concrete sales volumes and domestic cement and ready-mix concrete sales prices, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, increased approximately 7% in the six months ended June 30, 2009 compared to the comparable period in 2008.

Australia and Asia

For the six months ended June 30, 2009, Australia and Asia represented approximately 10% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our operations in Australia and Asia consist of (i) our Rinker Australian operations, which we have recently agreed to sell to Holcim, and (ii) our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations in China we acquired with the Rinker acquisition. Our Australian and Asian operations’ domestic cement sales volumes decreased approximately 6% in the six months ended June 30, 2009 compared to the comparable period in 2008. Our Australian and Asian operations’ ready-mix concrete sales volumes decreased approximately 19% in the six months ended June 30, 2009 compared to the comparable period in 2008, primarily due to weaker demand in most of our markets as a result of the economic downturn. In addition, adverse weather conditions, mainly in the eastern region of Australia, affected sales during the quarter. During the quarter, demand was driven by the public sector, while the residential and the industrial-and-commercial sectors remained weak. The average sales price of ready-mix concrete in our Australian and Asian operations decreased by approximately 15% in Dollar terms in the six months ended June 30, 2009 compared to the comparable period in 2008. For the reasons described above, our Australian and Asian operations’ net sales in Dollar terms decreased approximately 25% in the six months ended June 30, 2009 compared to the comparable period in 2008.

Our Asian operations’ cement export volumes, which represented approximately 21% of our Asian operations’ cement sales volumes in the six months ended June 30, 2009, decreased approximately 26% in the six months ended June 30, 2009 compared to the comparable period in 2008 primarily due to decreased cement demand in the European region. Of our Asian operations’ total cement export volumes during the six months ended June 30, 2009, approximately 48% was shipped to Africa and Middle East, 26% was shipped to Europe and 26% to the Southeast Asia region. For the six months ended June 30, 2009, cement represented approximately 18%, ready-mix concrete approximately 43% and our other businesses approximately 39% of our Australian and Asian operations’ net sales before eliminations resulting from consolidation.

Our Australian operations’ net sales for the six months ended June 30, 2009 represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Australian operations’ ready-mix concrete sales volumes represented 8% in the six months ended June 30, 2009 of our total ready-mix concrete sales volumes. The main drivers of ready-mix concrete demand in Australia are the commercial and infrastructure sectors. For the six months ended June 30, 2009, ready-mix concrete represented approximately 49%, aggregates represented approximately 34% and our other businesses approximately 17% of our Australian operations’ net sales before eliminations resulting from consolidation. On June 15, 2009, we announced our agreement to sell our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009). See “Recent developments—Recent developments relating to our planned divestitures of assets.”

For the six months ended June 30, 2009, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Philippines operations’ domestic cement volumes increased approximately 7% in the six months ended June 30, 2009 compared to the comparable period in 2008. Our Philippines operations’ average domestic sales price of cement increased approximately 11% in Philippine Peso terms in the six months ended June 30, 2009 compared to the comparable period in 2008. As a result of the increase in domestic cement volumes, partially offset by the decrease in our domestic cement sales price, net sales of our Philippines operations, in Philippine Peso terms, increased approximately 23% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, cement represented 100% of our Philippine operations’ net sales before eliminations resulting from consolidation.

Our Rest of Asia operations’ ready-mix concrete sales volumes, which include our Malaysian operations (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 15% in the six months ended June 30, 2009 compared to the comparable period in 2008. The average sales price of ready-mix concrete increased approximately 10%, in Dollar terms, during the six months ended June 30, 2009. For the reasons mentioned above, net sales of our Rest of Asia operations, in Dollar terms, decreased approximately 4% in the six months ended June 30, 2009 compared to the comparable period in 2008. For the six months ended June 30, 2009, cement represented approximately 26%, ready-mix concrete approximately 60% and our other businesses approximately 14% of our Rest of Asia operations’ net sales before eliminations resulting from consolidation.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 56% before eliminations resulting from consolidation in the six months ended June 30, 2009 compared to the comparable period in 2008 in Dollar terms, primarily as a result of a decrease of approximately 56% in our worldwide cement, clinker and slag trading operations and a decrease of approximately 20% in our information technology solutions company. For the six months ended June 30, 2009, our trading operations’ net sales represented approximately 47% and our information technology solutions company represented approximately 31% of our Others segment’s net sales.

Cost of sales.    Our cost of sales, including depreciation, decreased approximately 9%, from Ps84,581 million in the six months ended June 30, 2008 to Ps77,013 million in the six months ended June 30, 2009, primarily due to the decrease in sales volumes and the absence of our Venezuelan and Canary Islands operations, which were included in our consolidated results for the six months ended June 30, 2008. These decreases in cost were partially offset by increases in energy costs. As a percentage of net sales, cost of sales increased from 69% in the six months ended June 30, 2008 to 70% in the six months ended June 30, 2009. In our cement and aggregates business, we have several producing plants and many points of sale. Our cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps7,091 million in the six months ended June 30, 2008 and Ps7,135 million in the comparable period in 2009. Cost of sales includes the expenses related to warehousing at the producing plants as well as transfer costs within our producing plants.

Gross profit.    For the reasons explained above, our gross profit decreased approximately 17%, from Ps38,786 million in the six months ended June 30, 2008 to Ps32,383 million in the six months ended June 30, 2009. As a percentage of net sales, gross profit decreased from approximately 31% in the six months ended June 30, 2008 to 30% in the six months ended June 30, 2009. In addition, our gross profit may not be directly comparable to those of other entities that include in cost of sales freight expenses of finished products from the producing plants to their selling points, and the costs related to their sales force and warehousing at the point of sale, which in our financial statements are included within administrative and selling expenses, and the cost associated with freight to the customers’ locations, which in our financial statements are included as part of our distribution expenses, and which in aggregate represented costs of approximately Ps7,091 million in the six months ended June 30, 2008 and Ps7,135 million in the comparable period in 2009.

Operating expenses.    Our operating expenses decreased approximately 10%, from Ps24,549 million in the six months ended June 30, 2008 to Ps22,137 million in the six months ended June 30, 2009, mainly as a result of our cost-reduction initiatives and the absence of CEMEX Venezuela (as a result of its expropriation) and our Canary Islands operations. As a percentage of net sales, our operating expenses remained flat in the six months ended June 30, 2009 compared to the comparable period in 2008, reflecting our cost-reduction efforts. Operating expenses include administrative, selling and distribution expenses.

Operating income.    For the reasons mentioned above, our operating income decreased approximately 28% from Ps14,237 million in the six months ended June 30, 2008 to Ps10,246 million in the six months ended June 30, 2009. As a percentage of net sales, operating income decreased from approximately 12% in the six months ended June 30, 2008 to 9% in the six months ended June 30, 2009. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors over our operating income on a geographic segment basis.

Mexico

Our Mexican operations’ operating income increased approximately 10%, from Ps6,903 million in the six months ended June 30, 2008 to Ps7,588 million in the six months ended June 30, 2009 in Peso terms. The increase in operating income was primarily attributable to the increase in cement sales volumes and average sales prices, and to our cost control initiatives, partially offset by the decrease in ready-mix concrete sales volumes and the increase in energy costs.

United States

Our U.S. operations’ operating income decreased substantially, from an operating income of Ps432 million in the six months ended June 30, 2008 to an operating loss of Ps3,313 million in the six months ended June 30, 2009 in Peso terms. As mentioned above, the decrease in operating results was primarily attributable to the significant reduction in cement, ready-mix concrete and aggregates sales volumes, partially offset by our cost control initiatives.

Spain

Our Spanish operations’ operating income decreased approximately 78%, from Ps2,548 million in the six months ended June 30, 2008 to Ps554 million in the six months ended June 30, 2009 in Peso terms, and 81% in Euro terms. The decrease in operating income resulted primarily from the significant decline in cement and ready-mix concrete sales volumes and the decrease in average sales prices, partially mitigated by our cost control initiatives.

United Kingdom

Our United Kingdom operations’ operating loss improved approximately 10%, from an operating loss of Ps237 million in the six months ended June 30, 2008 compared to an operating loss of Ps213 million in the six months ended June 30, 2009 in Peso terms. In Pound terms, the decrease in the operating loss was approximately 13%. The decrease in the operating loss of our United Kingdom operations during the six months ended June 30, 2009 compared to the comparable period in 2008 primarily resulted from our cost control initiatives and the increase in average sales prices, partially offset by the significant reduction in cement and ready-mix concrete sales volumes.

Rest of Europe

Our Rest of Europe operations’ operating income decreased approximately 56%, from Ps1,934 million in the six months ended June 30, 2008 to Ps846 million in the six months ended June 30, 2009 in Peso terms, and 60% in Euro terms. The decrease in our Rest of Europe operations’ operating income resulted from significant decreases in our sales volumes of cement and ready-mix concrete throughout the region and energy and transportation costs, partially offset by our cost control initiatives.

In Germany, our operating loss improved from a loss of Ps28 million in the six months ended June 30, 2008 to a loss of Ps14 million in the six months ended June 30, 2009 in Peso terms. The decrease in the operating loss in Germany resulted primarily from our cost control initiatives and the increase in average sales prices, partially offset by the significant decreases in cement and ready-mix concrete sales volumes and the increase in energy and transportation costs.

In France, operating income decreased approximately 11%, from Ps796 million in the six months ended June 30, 2008 to Ps712 million in the six months ended June 30, 2009 in Peso terms. In Euro terms, operating income decreased by 12%. The decrease in operating income in France resulted primarily from the decrease in ready-mix concrete sales volumes, partially offset by our cost control initiatives.

South America, Central America and the Caribbean

Our South America, Central America and Caribbean operations’ operating income decreased approximately 6%, from Ps3,059 million in the six months ended June 30, 2008 to Ps2,884 million in the six months ended June 30, 2009 in Peso terms. In Dollar terms, operating income decreased by approximately 30% for the comparable period. The decrease in operating income was primarily attributable to the absence of CEMEX Venezuela in the consolidated results for the six months ended June 30, 2009, partially offset by our cost control initiatives.

In Colombia, during the six months ended June 30, 2009, operating income increased approximately 3% in Colombian Pesos and approximately 14% in Pesos, from Ps1,082 million in the six months ended June 30, 2008 to Ps1,235 million in the six months ended June 30, 2009. The increase resulted primarily from our cost reduction initiatives and the increase in the average sales prices of cement and ready-mix concrete, partially offset by the reduction in cement and ready-mix concrete sales volumes.

Africa and the Middle East

Our Africa and the Middle East operations’ operating income increased approximately 94%, from Ps1,123 million in the six months ended June 30, 2008 to Ps2,185 million in the six months ended June 30, 2009 in Peso terms. In Dollar terms, the increase in operating income was approximately 43% during the comparable period. The increase in operating income resulted primarily from increases in ready-mix concrete sales volumes and average domestic cement and ready-mix concrete sales prices.

Operating income from our Egyptian operations increased approximately 79%, from Ps943 million in the six months ended June 30, 2008 to Ps1,684 million in the six months ended June 30, 2009 in Peso terms and increased 30% in Dollar terms, primarily as a result of the significant increase in sales volumes and average sales prices. Our Rest of Africa and the Middle East operations increased from an operating income of Ps180 million in the six months ended June 30, 2008 to Ps501 million in the six months ended June 30, 2009 in Peso terms. In Dollar terms, operating income in the Rest of Africa and Middle East increased 112%. The increase resulted primarily from cost reduction programs implemented in the UAE and Israel in 2009.

Australia and Asia

Our Australia and Asia operations’ operating income increased approximately 23%, from Ps1,204 million in the six months ended June 30, 2008 to Ps1,482 million in the six months ended June 30, 2009 in Peso terms, and decreased 9% in Dollar terms. The decrease in operating income in Dollar terms resulted primarily from the reduction in cement and ready-mix concrete sales volumes.

In Australia, operating income decreased 8%, from Ps839 million in the six months ended June 30, 2008 to Ps771 million in the six months ended June 30, 2009 in Peso terms. In Dollar terms, the decrease in operating income for the comparable period was approximately 31%. The decrease resulted primarily from the reduction in ready-mix concrete and aggregates sales volumes.

Our Philippines operating income increased approximately 98%, in Peso terms, from Ps340 million in the six months ended June 30, 2008 to Ps674 million in the six months ended June 30, 2009, in Peso terms. In Dollar terms, operating income increased 39% in the comparable period.

Others

Operating loss in our Others segment improved by approximately 35%, from a loss of Ps2,729 million in the six months ended June 30, 2008 to a loss of Ps1,767 million in the six months ended June 30, 2009, in Peso terms. The decrease in the operating loss can be primarily explained by our cost reduction initiatives.

Other expenses, net.    Our other expenses, net, increased from other income, net of Ps1,570 million in the six months ended June 30, 2008 to other expenses, net of Ps1,897 million in the six months ended June 30, 2009. The increase in other expenses, net during the period is primarily due to the recognition of restructuring costs during the six months ended June 30, 2009 and the recognition of gains on the sale of assets during the six months ended June 30, 2008.

The most significant items included under this caption in the six months ended June 30, 2008 and 2009 are as follows:

	For the six months ended June 30,
	2008	2009

	(in millions of Pesos) (unaudited)
Impairment losses	Ps (310)	Ps (8)
Restructuring costs	(7)	(134)
Non-operational donations	(144)	(112)
Current and deferred ESPS	(99)	(3)
Antidumping duties	(11)	(7)
Results in sales of assets and others, net	2,141	(1,633)

	Ps1,570	Ps(1,897)

Comprehensive financing result.    Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	beginning in 2008, gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments. Until

December 31, 2007, monetary position results were calculated on each country’s net monetary position despite the level of inflation.

	For the six months ended June 30,
	2008	2009

	(in millions of Pesos) (unaudited)

Comprehensive financing result:
Financial expense	Ps(5,304)	Ps(5,806)
Financial income	205	182
Results from financial instruments	(204)	(2,091)
Foreign exchange result	483	(937)
Monetary position result	337	178

Comprehensive financing result	Ps(4,483)	Ps(8,474)

Our comprehensive financing result deteriorated from a loss of Ps4,483 million in the six months ended June 30, 2008 to a loss of Ps8,474 million in the six months ended June 30, 2009. The components of the change are shown above. Our financial expense increased approximately 9% due to higher debt levels. Our financial income decreased 11%. The decrease was primarily attributable to the reduction in interest rates. The increase in our loss from financial instruments was primarily attributable to the settlement of a significant portion of our derivative instruments portfolio during the first six months of 2009. Our net foreign exchange result deteriorated mainly due to the appreciation of the Mexican Peso during the six months ended June 30, 2008. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) in the six months ended June 30, 2009 decreased approximately 47% due to the absence of our Venezuelan operations, which had been part of consolidated results during the six months ended June 30, 2008.

Derivative financial instruments.    For the six months ended June 30, 2008 and 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects.

As required in the context of our renegotiation of maturities with our bank lenders, during the six months ended June 30, 2009, we closed a significant portion of our derivative instruments. Furthermore, during July 2009, we closed the Yen cross-currency swap derivatives associated with our perpetual debentures. See note 11 to our selected consolidated financial statements included elsewhere in this prospectus supplement.

Income taxes.    Income taxes decreased from an income tax expense of Ps1,849 million in the six months ended June 30, 2008 to an income tax revenue of Ps2,710 million in the six months ended June 30, 2009. The decrease is mainly attributable to higher operating losses in several countries during the six months ended June 30, 2009 as compared to taxable income in the six months ended June 30, 2008, as well as the increase in our deferred tax assets during the six months ended June 30, 2009.

Consolidated net income.    For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the six months ended June 30, 2009 decreased approximately 73%, from Ps9,886 million in the six months ended June 30, 2008 to Ps2,651 million in the six months ended June 30, 2009. As a percentage of net sales, consolidated net income decreased from 8% in the six months ended June 30, 2008 to 2% in the comparable period in 2009.

Majority interest net income.    Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Minority interest net income decreased approximately 57%, from Ps272 million in the six months ended June 30, 2008 to Ps116 million in the comparable period in 2009, mainly as a result of the absence of CEMEX Venezuela and our Canary Islands operations, which were included in our consolidated results in the six months ended June 30, 2008. Majority interest net income decreased by approximately 74%, from Ps9,614 million in the six months ended June 30, 2008 to Ps2,535 million in the comparable period in 2009. As a percentage of net sales, majority interest net income decreased from 8% in the six months ended June 30, 2008 to 2% in the comparable period in 2009.

Liquidity and capital resources

Operating activities

In the past, we have satisfied our operating liquidity needs primarily through operations of our subsidiaries, and we expect to continue to do so for both the short and long term. Although cash flow from our operations has overall historically met our liquidity needs for operations, by servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our overall liquidity needs we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowings under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities were approximately Ps13,189 million in the six months ended June 30, 2008 and Ps10,858 million in the comparable period in 2009. See our statement of cash flows for the six month periods ended June 30, 2008 and 2009 included elsewhere in this prospectus supplement.

Sources and uses of cash

Beginning in 2008, the new MFRS B-2, Statement of Cash Flows, or MFRS B-2, establishes the incorporation of a new cash flow statement, included elsewhere in this prospectus supplement, which presents cash inflows and outflows in nominal currency as part of the basic financial statements, replacing the statement of changes in financial position, which included inflation effects and foreign exchange effects not realized.

Our review of sources and uses of resources presented below refers to nominal amounts included in our statement of cash flows for the six month periods ended June 30, 2008 and 2009.

Our primary sources and uses of cash during the six month periods ended June 30, 2008 and 2009 were as follows:

	Six months ended June 30,
	2008	2009

	(in millions of Pesos) (Unaudited)

OPERATING ACTIVITIES
Majority net income	Ps 9,614	Ps 2,535
Non-cash items:
Depreciation and amortization of assets	10,133	11,006
Impairment of assets	310	8
Equity in income of associates	(411)	(66)
Minority interest	272	116
Other expenses, net	(1,880)	874
Comprehensive financing result	4,483	8,474
Income taxes	1,849	(2,710)
Changes in working capital, excluding financial expense and income taxes	(3,049)	(4,273)

Net cash flows provided by operating activities before comprehensive financing results and income taxes	21,321	15,964
Financial expense paid in cash	(5,882)	(4,117)
Income taxes paid in cash	(2,250)	(989)

Net cash flows provided by operating activities	Ps13,189	Ps10,858

INVESTING ACTIVITIES
Property, machinery and equipment, net	Ps (9,922)	Ps (4,128)
Disposal of subsidiaries and associates, net	5,315	952
Investment derivatives	110	—
Intangible assets and other deferred charges	226	(1,301)
Long-term assets, net	198	558
Others, net	(400)	490

Net cash flows used in investing activities	Ps (4,473)	Ps (3,429)

FINANCING ACTIVITIES
Issuance of common stock	Ps 1	Ps 5
Financing derivatives	(609)	(8,051)
Dividends paid	(213)	—
Repayment of debt, net	(18,705)	3,683
Issuance of perpetual debentures, net of interest paid	10,039	—
Non-current liabilities, net	237	(139)

Net cash flows used in financing activities	(9,250)	(4,502)

Cash and investments currency translation effect	(797)	(3,641)
Decrease in cash and investments	(1,331)	(714)
Cash and investments at beginning of year	8,671	13,604

CASH AND INVESTMENTS AT END OF YEAR	Ps 7,340	Ps12,890

Changes in working capital:
Trade receivables, net	Ps (1,938)	Ps 649
Other accounts receivable and other assets	783	(221)
Inventories	(1,830)	3,364
Trade payables	906	(3,229)
Other accounts payable and accrued expenses	(970)	(4,836)

	Ps (3,049)	Ps (4,273)

June 30, 2008.    During the six months ended June 30, 2008, our cash and temporary investments decreased by Ps1,331 million after giving effect to the cash and investments currency translation effect of approximately Ps797 million, which is the currency translation effect that our cash and investments in currencies, other than the Mexican Peso, at the beginning of the period, generate at the end of the period as a result of exchange rate fluctuations. This decrease was due to our net cash flows used in investing and financing activities of approximately Ps4,473 million and Ps9,250 million, respectively, which were partially offset by our net cash flows provided by operating activities of approximately Ps13,189 million (after interest expense and income taxes of approximately Ps8,132 million paid in cash).

For the six months ended June 30, 2008, our net cash flows provided by operating activities included a net increase in working capital of approximately Ps3,049 million, which resulted primarily from increases in trade receivables and inventories and decreases in other accounts payable and accrued expenses for an aggregate amount of approximately Ps4,738 million. This amount was partially offset by decreases in other accounts receivable and other assets and increases in trade payables, which amounted to approximately Ps1,689 million.

During the six months ended June 30, 2008, our net cash flows provided by operating activities of approximately Ps13,189 million, after interest expense and income taxes paid, coupled with amounts of cash and investments at the beginning of the period, new borrowings of approximately Ps18,695 million, the issuance of perpetual obligations, net of interest paid, of approximately Ps10,039 million and funds obtained from the sale of subsidiaries and affiliates of approximately Ps5,315 million, were used, among other minor uses of cash flows, mainly to: (a) fund net capital expenditures of approximately Ps9,922 million; (b) repay debt of approximately Ps37,400 million; and (c) pay for net losses of approximately Ps499 million realized in derivative financial instruments.

The sale of subsidiaries and affiliates, which generated funds of approximately Ps5,315 million, consisted mainly of the sale of a 9.5% interest in Axtel, S.A.B. de C.V., or AXTEL, and the sale of assets obtained through the acquisition of Rinker to our associate, Ready Mix USA, LLC, which was completed in 2008. For additional information, see notes 8A and 10A to our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement.

June 30, 2009.    During the six months ended June 30, 2009, our cash and temporary investments decreased by approximately Ps714 million after giving effect to the cash and investments conversion effect of Ps3,641 million. Our net cash flows provided by operating activities (after interest expense and income taxes paid in cash of approximately Ps5,106 million) of approximately Ps10,858 million were offset by net cash flow used in investing activities of approximately Ps3,429 million and by net cash flows used in financing activities for approximately Ps4,502 million.

For the six months ended June 30, 2009, our net cash flows provided by operating activities included a net increase in working capital of approximately Ps4,273 million, which resulted primarily from increases in trade receivables, other accounts receivable and other assets, and decreases in trade payables and other accounts payable, for an aggregate amount of approximately Ps7,637 million. This amount was partially offset by a decrease in inventories of approximately Ps3,364 million.

During the six months ended June 30, 2009, our net cash flows provided by operating activities, after interest expense and income taxes paid, of approximately Ps10,858 million, coupled with new borrowings of approximately Ps58,402 million and several other minor sources of cash flows, including the sale of subsidiaries and affiliates of approximately Ps952 million, were used, among other minor uses of cash flows, mainly to: (a) repay debt of approximately Ps54,719 million; (b) fund net capital expenditures of approximately Ps4,128 million; and (c) pay for net losses of Ps8,051 million realized in derivative financial instruments.

The disposals of subsidiaries and affiliates, which generated funds of approximately Ps952 million during the six months ended June 30, 2009, consisted mainly of the sale of some of our aggregates quarries in the United States and a lime operation in Mexico and are detailed in notes 8A and 10A to our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement.

Capital expenditures

At June 30, 2009, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$635 million, including our base capital expenditures expected to be incurred during the second half of 2009. This amount is now expected to be incurred over the next 2.5 years, according to the evolution of the related projects. Our capital expenditures incurred for the six months ended June 30, 2008 and 2009 and our expected capital expenditures during the second half of 2009, which include an allocation to 2009 of a portion of our total future committed amount, are as follows:

	Six months ended June 30,		Estimated in second half of
	2008	2009	2009

	(in millions of U.S. dollars)
North America(1)	U.S.$ 552	U.S.$ 85	U.S.$ 52
Europe(2)	364	170	104
Central and South America and the Caribbean(3)	78	61	36
Africa and the Middle East	52	10	15
Asia and Australia	43	9	10
Others(4)	67	42	6

Total consolidated	U.S.$1,156	U.S.$377	U.S.$223

Of which:
Expansion capital expenditures(5)	925	287	125
Base capital expenditures(6)	231	90	98

(1)	In North America, our estimated capital expenditures during the second half of 2009 include amounts related to the expansion of the Yaqui and Tepeaca plants in Mexico, and the expansion of the Balcones and Brooksville South plants in the U.S.

(2)	In Europe, our estimated capital expenditures during the second half of 2009 include amounts related to the construction of the new cement production facility in Teruel, Spain, the new grinding mill and blending facility at the Port of Tilbury in the United Kingdom and the expansion of our cement plants in Poland and Latvia.

(3)	In Central and South America and the Caribbean, our estimated capital expenditures during the second half of 2009 include the construction of the new kiln in Panama.

(4)	Our “Others” capital expenditures expected during the second half of 2009 include expenditures for our trading activities as well as our corporate requirements.

(5)	Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.

(6)	Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

As reflected in the prior table, during the six months ended June 30, 2009, in response to the continued severe deterioration of the economic environment, we have substantially reduced our capital expenditures budget. We may revise our planned capital expenditures if conditions deteriorate further during the second half of 2009 in order to stay within the capital expenditure limitations set forth in the financing agreement. These limitations require that we cannot make aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the financing agreement has been repaid in full.

Our indebtedness

As of June 30, 2009, we had approximately U.S.$19.2 billion (Ps253.7 billion) of total debt, of which approximately 30% was short-term (including current maturities of long-term debt) and 70% was long-term. As of June 30, 2009, before giving effect to our cross-currency swap arrangements, approximately 61% of our consolidated debt was Dollar-denominated, approximately 13% was Peso-denominated, approximately 25% was Euro-denominated, approximately 1% was Japanese Yen-denominated, and immaterial amounts were denominated in other currencies. The weighted average interest rates of our debt as of June 30, 2009 in our main currencies were 2.3% on our Dollar-denominated debt, 6.7% on our Peso-denominated debt, 3.0% on our Euro-denominated debt, and 1.9% on our Yen-denominated debt. The foregoing debt information does not include the Ps39,856 million (U.S.$3,024 million) of perpetual debentures issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in December 2006 and February and May 2007 described below. See “—Our perpetual debentures.”

Most of our outstanding indebtedness has been incurred to finance acquisitions and capital expenditure programs. CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of approximately U.S.$7,037 million (Ps92,747 million) and U.S.$4,130 million (Ps54,429 million), respectively, as of June 30, 2009. After giving effect to the financing agreement, however, all of the financing agreement debt obligors and guarantors (other than CEMEX, Inc. and CEMEX Australia Holdings Pty Ltd.) have provided cross-guarantees over all the financing agreement debt.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions, proceeds from of debt offerings (including notes, commercial paper, bonds, preferred equity and putable capital securities), equity offerings and proceeds from asset sales. The global stock and credit markets in the last year and a half have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for financings materially less attractive, and at various times have resulted in the unavailability of certain types of financing. This volatility and illiquidity has negatively impacted a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets most seriously affected. These factors and the continuing market disruption have had, and may continue to have, an adverse effect on us, including on our ability to refinance future maturities, in part because we, like many public companies, from time to time raise capital in debt and equity capital markets.

In addition, continued uncertainty in the stock and credit markets may adversely impact our ability to access additional short-term and long-term financing, including accounts receivable securitizations, on reasonable terms or at all, which would negatively impact our liquidity and financial condition. See “—Our receivables financing arrangements.”

On October 31, 2008 and January 21, 2009, Fitch and S&P respectively downgraded our credit rating from BBB- (investment grade) to BB+ (below investment grade). On March 10, 2009, both agencies further downgraded our rating, S&P to B- and Fitch to B. These ratings actions have materially and adversely affected and will continue to adversely affect the availability of financing to us and our subsidiaries and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates on our existing debt. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock. If the current pressures on credit continue or worsen, we may not be able to refinance, if necessary, our outstanding debt when due, which could have a material adverse effect on our business and financial condition. On August 10, 2009, S&P revised its outlook on us from negative to developing, and again on August 27, 2009 from developing to positive. Fitch also revised its outlook on August 17, 2009, from negative to stable.

We and our subsidiaries have sought and obtained, through the financing agreement, amendments to our debt instruments that contain financial ratios. Testing of financial covenants has been suspended and will resume again June 30, 2010 at revised ratio levels, but we may need to seek waivers or amendments in the future. We cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

In connection with our consolidated financial statements for the year ended December 31, 2008, included in our annual report on Form 20-F, filed with the SEC on June 30, 2009, we included our assessment of factors present at that time, as further described in Note 22 to those consolidated financial statements, relative to our ability to comply with debt maturities due in the next 12 months and hence our ability to continue as a going concern, which were dependent on the completion of the refinancing described therein, proceeds from asset sales or otherwise obtaining additional debt or equity financial resources to pay our obligations as they became due. On August 14, 2009, we completed our global refinancing and substantially reduced the amount of our debt coming due during the remainder of 2009 and extended our overall debt amortization schedule. Our current assessment is that the factors that gave rise to the uncertainty about our ability to continue as a going concern at June 30, 2009, have been resolved. See “Recent developments—Recent developments related to our indebtedness— Global refinancing” for further details.

On August 14, 2009, we entered into a financing agreement that extends the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014. We intend to meet such semi-annual amortization requirements prior to maturity using funds from a variety of sources, including from free cash flow and net cash proceeds from asset sales and debt and/or equity security issuances, the receipt of which will trigger mandatory prepayments. Free cash flow used to prepay the debt, for any period for which it is being calculated, is the aggregate amount of cash we have on hand and the amount of any unutilized commitments under any liquidity facility permitted by the financing agreement in excess of U.S.$650 million. In addition, under the financing agreement, we are required to privately place or publicly sell common equity or, with the prior approval of participating creditors representing greater than 66.67% of the exposures under the financing agreement, equity-linked securities for net cash proceeds of at least U.S.$1.0 billion. If we do not issue such securities prior to June 30, 2010, participating creditors representing at least 25% of all exposures under the financing agreement can require us upon written notice between May 1, 2010 and September 1, 2010, at any time prior to December 31, 2010, to issue equity and/or debt securities for a total amount of net cash proceeds equal to U.S.$1.0 billion less the amount of net cash proceeds received from any issuance prior to June 30, 2010. In addition, the debt subject to the financing agreement is now secured by pledges of the stock of certain of our subsidiaries and guaranteed by us and certain of our subsidiaries.

The financing agreement also includes tighter covenants and restrictions on our ability to do certain things, including but not limited to, incurring debt, granting security, engaging in acquisitions and joint ventures, granting guarantees, declaring and paying cash dividends and distributions to shareholders, making capital expenditures and issuing shares (subject to negotiated baskets and exceptions and carve-outs). See “Risk factors—The financing agreement contains several restrictive covenants and limitations that could significantly affect our ability to operate our business.” In addition, we pledged or transferred to trustees under security trusts the capital stock of several of our major subsidiaries as collateral to secure our payment obligations under the financing agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their debt instruments requiring that their obligations be equally and ratably secured. The guarantors under our existing bank facilities (other than CEMEX, Inc. (our subsidiary in the United States) and CEMEX Australia Holdings Pty Ltd.) provided guarantees guaranteeing the obligations to the participating creditors under the financing agreement.

Of our total debt as of June 30, 2009 (approximately pro forma Ps254,414 million (U.S.$19,303 million), which does not include our perpetual debentures), including our debt not subject to the financing agreement (approximately Ps57,320 million (U.S.$4,349 million)) and after giving pro forma effect to the extended amortization requirements contained in the financing agreement, we had debt with an aggregate principal amount of approximately Ps16,104 million (U.S.$1,222 million) maturing during the second half of 2009, and Ps38,065 million (U.S.$2,888 million) maturing during 2010, Ps37,369 million (U.S.$2,835 million) maturing during 2011, Ps21,224 million (U.S.$1,610 million) maturing during 2012, Ps31,567 million (U.S.$2,395 million) maturing during 2013 and Ps110,085 million (U.S.$8,353 million) maturing during 2014 and thereafter. See “Recent developments—Recent developments relating to our indebtedness—Global financing.”

Financing activities

As of June 30, 2009, we had approximately U.S.$19.2 billion of total outstanding debt, not including approximately U.S.$3 billion of perpetual debentures issued by special purpose vehicles, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. Our financing activities through December 31, 2008 are described in our previous annual report on Form 20-F. The following is a description of our financings for the six months ended June 30, 2009:

During the first half of 2009, we issued various short-term notes under our Short-Term Bond Program (“Certificados Bursátiles de Corto Plazo”), with the partial guarantee of Nacional Financiera S.N.C., or NAFIN, having an outstanding amount of Ps863 million at June 30, 2009.

See “Recent developments—Recent developments relating to our indebtedness—Global refinancing.”

Our equity forward arrangements

In connection with the sale of shares of AXTEL and in order to benefit from a future increase in the prices of shares of such entity, on March 31, 2008, we entered into forward contracts with net cash settlement covering 119 million CPOs (each for 59.5 million CPOs) of AXTEL with maturity in April 2011. The fair value of such contracts as of June 30, 2009 was a gain of approximately U.S.$12 million (Ps158 million). Changes in the fair value of these instruments generated a loss in our income statement for the six months ended June 30, 2009 of approximately Ps119 million (U.S.$9 million). These contracts mature in October 2009.

Our perpetual debentures

As of June 30, 2008 and 2009, minority interest stockholders’ equity includes approximately Ps32,477 million (U.S.$3,150 million) and Ps39,856 million (U.S.$3,024 million), respectively, representing the principal amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for us. In connection with the issuance of these debentures, New Sunward Holding Financial Ventures B.V., an indirect, wholly-owned subsidiary of ours, issued dual-currency notes to the debenture issuers, which were unconditionally and irrevocably guaranteed by us and two of our subsidiaries, CEMEX México, S.A. de C.V. and New Sunward Holding B.V. Based on their characteristics, these debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under MFRS and are classified within minority interest as they were issued by consolidated entities. Considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and we, at our sole discretion, have the right to defer indefinitely the payment of interest due on the debentures subject to, among other things, certain dividend restrictions on our common stock. The classification of the debentures as equity instruments for accounting purposes under MFRS was made under applicable International Financial Reporting Standards, or IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the perpetual debentures outstanding, are included within “Other equity reserves” on our consolidated balance sheets and represented expenses of approximately Ps1,370 million in the six months ended June 30, 2009 and Ps1,070 million in the six months ended June 30, 2008. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in our consolidated financial statements. As of June 30, 2009, our perpetual debentures are as follows:

Issuer	Issuance date	Nominal amount (in millions)	Option to Redeem	Interest rate

C10-EUR Capital (SPV) Ltd.	May 2007	€730	December 2017	6.3%
C8 Capital (SPV) Ltd.	February 2007	U.S.$750	December 2014	6.6%
C5 Capital (SPV) Ltd.	December 2006	U.S.$350	December 2011	6.2%
C10 Capital (SPV) Ltd.	December 2006	U.S.$900	December 2016	6.7%

Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense, as part of the comprehensive financial result in the income statement.

As described below and in note 11C to our audited financial statements included elsewhere or incorporated by reference in this prospectus supplement, there have been derivative instruments associated with the debentures issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited through which we had changed the risk profile associated with interest rates and currency in respect of these debentures. In order to eliminate our exposure to Yen and to Yen interest rates, on May 22, 2009, we delivered the required notices under the documentation governing the dual-currency notes and the related perpetual debentures, informing debenture holders our decision to exercise our right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009, the then next scheduled interest payment date under the dual-currency notes and the related perpetual debentures. As a result, the interest rate on the dual-currency notes converted from a Yen floating rate into a Dollar or Euro fixed rate, as applicable, as of June 30, 2009, and the associated Yen cross-currency swap derivatives were unwound on July 15, 2009.

Our receivables financing arrangements

We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were originally negotiated by our subsidiary in Spain during 2000, our subsidiary in the United States during 2001, our subsidiaries in Mexico during 2002, and our subsidiary in France during 2006. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 4 and 5 to our consolidated financial statements included elsewhere or incorporated by reference in this prospectus supplement. The balances of receivables sold pursuant to these securitization programs as of June 30, 2008 and 2009 were Ps13,834 million (U.S.$1,342 million) and Ps9,254 million (U.S.$701 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements as financial expense and were approximately Ps346 million (U.S.$33 million) in the six months ended June 30, 2008 and Ps334 million (U.S.$24 million) in the comparable period in 2009. The proceeds obtained through these programs have been used primarily to reduce net debt. On June 24, 2009, the securitization program in France was extended until May 24, 2010. On June 26, 2009, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program.

Our financial derivatives instruments

As required in the context of our renegotiation of maturities with our bank lenders, since the beginning of 2009, we have been reducing our aggregate derivatives notional amount, thereby reducing our risk to cash margin calls. During April 2009, we closed out a significant portion of our active and inactive derivative financial instruments held as of December 31, 2008. By means of this termination, we realized an aggregate loss of approximately U.S.$1,093 million, which after netting approximately U.S.$624 million of cash margin deposits already posted in favor of our counterparties and cash payments of approximately U.S.$48 million, was documented through promissory notes for approximately U.S.$421 million, which increased our outstanding debt. Most of these promissory notes are included in the financing agreement entered into on August 14, 2009. A comparison of our derivative instruments portfolio between December 31, 2008 and June 30, 2009 is as follows:

	December 31, 2008		June 30, 2009
	Nominal	Fair value(1)	Nominal	Fair value(1)

	(in millions of U.S. dollars)
Active positions
Derivative financial instruments related to debt	U.S.$16,416	(4)	—	—
Other derivative financial instruments	877	(36)	298	42
Derivative financial instruments related to equity instruments(2)	3,520	222	3,884	122

	20,813	182	4,182	164

Inactive positions(3)
Short-term and long-term cross-currency swaps	—	(113)	—	—
Short-term and long-term foreign exchange forwards	—	(272)	—	—

	—	(385)	—	—

	U.S.$20,813	(203)	4,182	164

(1)	At December 31, 2008 and June 30, 2009, the fair value of our derivative instruments is presented net of cash margin deposits of approximately U.S.$570 million and U.S.$50 million, respectively, and excludes approximately U.S.$193 million in 2008 and U.S.$176 million in June 2009, of cash margin deposits related with our obligations under put option transactions on our CPOs.

(2)	At June 30, 2009, the nominal amount of “Derivative financial instruments related to equity instruments” includes approximately U.S.$360 million of put options on our CPOs mentioned above. These instruments at such date represent an estimated fair value loss of approximately U.S.$175 million, which net of cash margin deposits of approximately U.S.$176 million results in a net asset of approximately U.S.$1 million. At December 31, 2008, these instruments were recognized at fair value and disclosed as a guarantee obligation rather than as a derivative instrument.

(3)	The nominal amounts of the original derivative positions and the opposite derivative positions at December 31, 2008 are not aggregated considering that the effects of one instrument are proportionally inverse to the effects of the other instrument, and therefore, eliminated.

As a result of this initiative, our outstanding debt profile as of June 30, 2009 reflects the original contractual conditions of our obligations. As of June 30, 2009, our total debt was approximately U.S.$19,250 million, not including our perpetual debentures, of which approximately 61% was Dollar-denominated, approximately 25% was denominated in Euros, approximately 13% was denominated in Pesos, approximately 1% was Yen-denominated and approximately 1% was denominated in other currencies. As of such date, approximately 87% of our total debt was at floating rates and 13% at fixed interest rates, and approximately U.S.$5,782 million was short term and U.S.$13,468 million was long term. On July 15, 2009, we concluded the unwinding process of the last tranche of the Yen cross-currency swap derivatives. See “—Liquidity and capital resources—Recent developments—Our financial derivatives instruments.”

Stock repurchase program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2006 and 2007 annual shareholders’ meetings held on April 26, 2007, and April 24, 2008, respectively, our shareholders approved stock repurchase programs in an amount of up to Ps6,000 million (nominal amount) to be implemented between April 2007 and April 2009. No shares were purchased under these programs, and no stock repurchase program is outstanding as of the date of this prospectus supplement. Under the financing agreement, we are subject to contractual limitations on our ability to repurchase stock.

Research and development, patents and licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix concrete businesses that respond to our clients’ needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have ten laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately four years.

During the six months ended June 30, 2008 and 2009, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately U.S.$16.8 million and U.S.$12.5 million, respectively. In addition, in the six months ended June 30, 2008, we capitalized approximately U.S.$37 million related to internal use software development; no amount was capitalized during the six months ended June 30, 2009. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses.

Summary of material contractual obligations and commercial commitments

As of June 30, 2009, we had commitments for the purchase of raw materials for an approximate amount of U.S.$130 million.

Starting on June 30, 2008, Ready Mix USA has had the right to require us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA, LLC at a price equal to the greater of (a) eight times the companies’ EBITDA during the fiscal year immediately preceding the date the option is exercised, (b) eight times the average of the companies’ EBITDA for the previous three years minus the companies’ debt on the date the option is exercised or (c) the adjusted book value of the combined companies’ assets. We estimate this price would have been approximately U.S.$490 million as of June 30, 2009. This option will expire on July 1, 2030.

In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms (which expire in July 2023 for Cadereyta’s refinery contract and October 2022 for the Madero’s refinery contract).

In 1999, we reached an agreement with ABB Alstom Power and Sithe Energies, Inc. (currently Excelon Generation Company LLC) requiring Alstom and Sithe to finance, build and operate “Termoeléctrica del Golfo,” a 230 megawatt energy plant in Tamuin, San Luis Potosi, Mexico and to supply electricity to us for a period of 20 years. Pursuant to the agreement, we are obligated to purchase the full electric capacity generated by the power plant during the 20-year period. We are also obligated to supply Alstom and Sithe with 1.2 million tons of petcoke per year for the 20-year period for the consumption of this power plant and another power plant built and operated by Alstom and Sithe for Peñoles, a Mexican mining company. We expect to meet our petcoke delivery requirements through several petcoke supply agreements, including our petcoke supply contract with PEMEX. Pursuant to the agreement, we may be obligated to purchase the Termoeléctrica del Golfo plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility, and upon termination of the 20-year period, we will have the right to purchase the assets of the power plant. We expect this arrangement to reduce the volatility of our energy costs. The power plant commenced commercial operations on April 29, 2004. In February 2007, ABB Alstom Power and Excelon Generation Company LLC sold their participations in the project to a subsidiary of The AES Corporation. For the years ended December 31, 2007 and 2008, TEG supplied 59.7% and 60.4%, respectively, of our electricity needs in Mexico during such years.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

As of and for the periods ended December 31, 2007 and July 31, 2008, measured in Pesos, our Venezuelan operations accounted for approximately 2.9% and 3.0% of our consolidated revenues, respectively, and 2.1% in both periods of our consolidated total assets. In the event certain of our affiliates receive compensation as a result of proceedings they have initiated against Venezuela for the expropriation of their investment in CEMEX Venezuela, it is expected that the award of such relief will enable us to reduce consolidated debt and/or to expand total installed capacity. Accordingly, we believe that the expropriation of our affiliates’ investment in CEMEX Venezuela will not have a material impact on our consolidated financial position, liquidity or results of operations. At the present time, however, it is not possible to predict the timing or amount of any award of restitution and/or compensation, the extent to which any order of restitution can be enforced, or the extent to which any monetary relief can be collected following an award. Until restitution and/or compensation is received, we will be adversely affected, although we do not expect such adverse effect to be significant in light of our overall consolidated financial position.

We consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. For balance sheet purposes, as of December 31, 2008, our investment in Venezuela was presented within “Other investments and non current accounts receivable.” As of June 30, 2008 and 2009, the net book value of our investment in Venezuela was approximately Ps7,168 million and Ps6,327 million, respectively, corresponding to the interest of our affiliates of approximately 75.7%.

See “Item 4—Information on the Company—Business of CEMEX—Regulatory Matters and Legal Proceedings—Tax Matters—Expropriation of CEMEX Venezuela and ICSID Arbitration” of our annual report on Form 20-F for the year ended December 31, 2008 and “Recent developments—Recent developments relating to our regulatory matters and legal proceedings.”

Qualitative and quantitative market disclosure

Our derivative financial instruments

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing its credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we can not assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At June 30, 2008		At June 30, 2009
Derivative instruments	Notional amount	Estimated fair value	Notional amount	Estimated fair value	Maturity date

	(in millions of U.S. dollars)
Equity forward contracts	U.S.$ 461	U.S.$ (45)	U.S.$ 53	U.S.$ 12	Oct-2009
Other forward contracts	—	—	40	(1)	Oct-2009
Other equity derivatives	500	(16)	860	(72)	Apr-2013
Foreign exchange forward contracts	3,705	54	—	—
Derivatives related to perpetual debentures	3,150	37	3,024	194	Jul-2009	*
Interest rate swaps	7,009	103	—	—
Cross-currency swaps	5,291	211	—	—
Derivatives related to energy	211	15	205	30	Sep-2022

*	See “—Liquidity and capital resources—Our financial derivatives instruments.”

Our equity derivative forward contracts.    As of June 30, 2008, in order to hedge future exercises of options under our executive stock option programs, we had an equity forward contract covering approximately 81 million CPOs for a notional amount of U.S.$203 million and a fair value of a loss of U.S.$2 million. During October 2008, a significant decrease in the price of CPOs accelerated the anticipated settlement of these contracts, which generated a loss of approximately U.S.$153 million (Ps2,102 million), recognized during the fourth quarter of 2008.

In addition, in connection with the sale of shares of AXTEL and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, we entered into forward contracts with net cash settlement covering 119 million CPOs (each for 59.5 million CPOs) of AXTEL with maturity in April 2011. The notional amount as of June 30, 2008 was U.S.$258 million, and the fair value of such contract was a loss of approximately U.S.$43 million. During 2009, we carried out an early settlement of a portion of these contracts and the notional amount as of June 30, 2009 was U.S.$53 million. The fair value of such contracts as of June 30, 2009 was a gain of approximately U.S.$12 million (Ps158 million). Changes in the fair value of these instruments generated a loss in our income statement for the six months ended June 30, 2009 of approximately U.S.$9 million (Ps119 million). These contracts mature in October 2009. For accounting purposes, our equity forward contracts have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

Our other forward contracts.    During 2008, we negotiated a forward contract over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009, through which we maintain exposure to increases or decreases of such index. TRI expresses the market return on stock based on market capitalization of the issuers comprising the index. For accounting purposes our other forward contracts have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our other equity derivative contracts.    These derivatives are described as options over the CPO price. In June 2008, we entered into a structured transaction, under which we issued debt for U.S.$500 million (Ps6,870 million) paying an interest expense of LIBOR plus 132.5 basis points (1.325%), which includes options over the price of our CPOs. In case the CPO price exceeds U.S.$32, the net interest rate under the debt is considered to be zero. This rate increases as the price of the CPO decreases, with a maximum rate of 12% when the CPO price is lower than U.S.$23. We measure the option over the price of the CPO at fair value, recognizing the amount in the income statement. As of June 30, 2008, the fair value of these derivatives was a loss of U.S.$16 million. As of June 30, 2009, the fair value was a loss of U.S.$71 million, including a deposit in margin accounts of U.S.$50 million, which is presented within net liabilities as a result of an offsetting agreement with the counterparty.

In addition, as of June 30, 2009, our other equity derivative contracts included approximately U.S.$360 million in connection with a guarantee we gave under a financial transaction of our employee’s pension fund trust involving put options on our CPOs. This financial guarantee presented an estimated fair value loss of approximately U.S.$176 million, which net of cash margin deposits of approximately U.S.$175 million results in a net liability of approximately U.S.$1 million. At June 30, 2009, this guarantee was recognized at fair value and disclosed in the notes to the unaudited financial statements included elsewhere in this prospectus supplement as a guarantee obligation rather than as a derivative instrument.

In connection with the guarantee described above, in April 2008, Citibank entered into put option transactions on our CPOs with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of our Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of U.S.$3.2086 per CPO (120% of the initial CPO price in Dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) is insufficient to cover the obligations of the trust, a guarantee will be triggered and we will be required to purchase in April 2013 all of the CPOs at a price per CPO equal to the difference between U.S.$3.2086 and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend and anti-dilutive adjustments. For accounting purposes, our other equity derivative contracts have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

Our foreign exchange forward contracts.    As of June 30, 2008, in order to hedge financial risks associated with variations in foreign exchange rates versus the Peso of certain net investments in foreign countries denominated in Euros and Dollars, and consequently reducing volatility in the value of stockholders’ equity in our reporting currency, we negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments were recorded in stockholders’ equity as part of the foreign currency translation effect. In October 2008, as part of the closing process of positions exposed to fluctuations in exchange rates vis-à-vis the Peso previously described, we entered into foreign exchange forward contracts with opposite exposure to the original contracts. As a result of these new positions, changes in the fair value of the original instruments will be offset in results by an equivalent opposite amount generated by these new derivative positions. The designation of original positions as hedges of our net exposure over investment in foreign subsidiaries in stockholders’ equity ended when the contracts of new offsetting derivative positions ended in October 2008. Therefore, changes in fair value of original positions and new offsetting derivative positions were recognized in the income statement within the inactive derivative financial instruments. Valuation effects were registered within comprehensive income until the accounting hedge was revoked, adjusting for the cumulative effect for translation of foreign subsidiaries. Between January and April 2009, we settled these positions. For the six months ended June 30, 2009, the income statement includes a loss of approximately U.S.$1 million related to changes in fair value of these positions. For accounting purposes, our foreign exchange forward contracts have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

Our cross-currency swaps.    As of June 30, 2008, we held cross-currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross-currency swap contracts matched the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we would exchange with the counterparty notional amounts provided by the contracts so that we would receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we would pay the notional amount in the exchanged currency. As a result, we effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross-currency swap contracts. Between January and April 2009, we settled these positions.

The periodic cash flows on the cross-currency swap instruments arising from the exchange of interest rates were recorded in comprehensive financing result as part of the effective interest rate of the related debt. We recognized the estimated fair value of our cross-currency swap contracts as assets or liabilities in the balance sheet, with changes in the estimated fair value being recognized through the income statement. All financial assets and liabilities with the same maturity, for which our intention is to simultaneously realize or settle, were offset for presentation purposes, in order to reflect the cash flows that we expect to receive or pay upon settlement of the financial instruments.

In respect of the estimated fair value recognition of the cross-currency swap contracts, as of June 30, 2008, we recognized net assets of U.S.$303 million. For the six month periods ended June 30, 2008 and 2009, changes in the fair value of cross-currency swaps generated losses of U.S.$83 million (Ps856 million) and U.S.$74 million (Ps975 million), respectively.

The periodic interest rate cash flows under the cross-currency swaps were recognized within financial expense as part of the effective interest rate of the related debt. For accounting purposes our other cross-currency swaps have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our interest rate swaps.    As of June 30, 2008, we held interest rate swaps for notional amounts of approximately U.S.$7,009 million entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings. Between January and April 2009, we settled these positions. For the six months in the period ended June 30, 2009, changes in the estimated fair value of these instruments were recognized in earnings representing a gain of approximately U.S.$27 million. For accounting purposes, our interest rate swaps have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

Our derivatives related to energy projects.    As of June 30, 2008 and 2009, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$211 million and U.S.$205 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 5.4% fixed rate until maturity in September 2022. As of June 30, 2008 and 2009, the fair value of the swap represented a gain of U.S.$15 million (Ps155 million) and U.S.$30 million (Ps395 million), respectively. For the six month periods ended June 30, 2008 and 2009, changes in the fair value of these derivatives generated a gain of approximately U.S.$1.0 million (Ps10 million) and a loss of approximately U.S.$24 million (Ps316 million), respectively. For accounting purposes, our derivatives contracts related to energy projects have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

Our derivative instruments related to perpetual equity instruments.    In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we paid a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount cross-currency swap, pursuant to which, for a five-year period, we were to receive a fixed rate in Dollars of 6.196% of the notional amount and pay six month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we were to receive a fixed rate in Dollars of 6.722% of the notional amount and pay six month Yen LIBOR multiplied by a factor of 3.3878. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

In connection with the issuance of the debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we paid a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount cross-currency swap, pursuant to which, for an eight-year period, we received a fixed rate in Dollars of 6.640% of the notional amount and paid six month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we received a fixed rate in Euros of 6.277% of the notional amount and paid twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result. For accounting purposes, our derivatives instruments related to perpetual equity instruments have been designated as trading instruments and the changes in their fair value are recognized directly in the income statement.

The above described derivative instruments related to the perpetual debentures have been terminated. See “—Liquidity and capital resources—Our financial derivatives instruments.”

During the six month period ended June 30, 2009, we significantly decreased the volatility in our derivatives strategy. The notional amount (in Dollars) of our foreign exchange forward derivatives, and of our equity and rates derivatives, decreased 100%, 26% and 99% respectively, compared to the six month period ended June 30, 2008.

Interest rate risk, foreign currency risk and equity risk

Interest rate risk.    The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of June 30, 2009. It includes the effects generated by the interest rate swaps and the cross-currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. Average floating interest rates are calculated based on forward rates in the yield curve as of June 30,

2009. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of June 30, 2009 and is summarized as follows:

	Expected maturity dates as of June 30, 2009							Fair value
Long-term debt(1)	2009	2010	2011	2012	2013	After 2014	Total

	(millions of dollar equivalents of debt denominated in foreign currencies)
Variable rate	4,013	2,090	7,696	1,214	3	51	15,068	14,918
Average interest rate	2.49%	2.61%	3.07%	4.23%	8.35%	8.60%
Fixed rate	62	169	163	115	106	1,861	2,475	2,651
Average interest rate	5.51%	5.41%	5.52%	5.42%	5.05%	5.39%

(1)	Total debt does not include U.S.$3,024 million (approximately Ps39,856 million) of perpetual debentures, issued by consolidated entities.

Foreign currency risk.    Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the six month period ended June 30, 2009, approximately 20% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 18% in the United States, 5% in Spain, 7% in the United Kingdom, 19% in our Rest of Europe segment, 10% in South America, Central America and the Caribbean, 7% in Africa and the Middle East, 10% in Australia and Asia and 4% from other regions and our cement and clinker trading activities. As of June 30, 2009, our debt amounted to Ps253,715 million (approximately U.S.$19,250 million), of which approximately 61% was Dollar-denominated, 13% was Peso-denominated, 25% was Euro-denominated, 1% was Yen-denominated and immaterial amounts were denominated in other currencies; therefore, we had foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt and the Yen-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “—Liquidity and capital resources—Our indebtedness,” and “Risk factors—We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.” Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt. As previously mentioned, we entered into cross-currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt, which affected our financial results for the six month periods ended June 30, 2008 and 2009. However, as of June 30, 2009, we had no such swap contracts in effect. See “—Liquidity and capital resources—Our derivative financial instruments.”

Equity risk.    As described above, we have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price. Under our equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

Investments, acquisitions and divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2008 and the six months ended June 30, 2009.

Investments and acquisitions

Our net investment in property, machinery and equipment, as reflected in our consolidated financial statements, excluding acquisitions of equity interests in subsidiaries and associates, was approximately U.S.$1,156 million and U.S.$377 million in the six months ended June 30, 2008 and 2009, respectively. This net investment in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment, to the maintenance of plants and equipment, including environmental controls and technology updates.

Divestitures

On June 15, 2009, we announced our agreement to sell all our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion using the exchange rate of AUD$1.2324 per U.S. Dollar at June 30, 2009). All the net proceeds of the sale will be used to reduce debt. The transaction is subject to regulatory approval, due diligence and other closing conditions. Our facilities in Australia include 249 ready-mix concrete plants, 83 aggregate quarries, 16 concrete pipe and precast products plants, and our 25% stake in Cement Australia.

On June 12, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million using the exchange rate of 1.4028 per Dollar at December 26, 2008).

On July 31, 2008, we agreed to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of six aggregates, 29 ready-mix concrete and four paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for €310 million (approximately U.S.$433 million using the exchange rate of 0.7154 per U.S. Dollar at December 31, 2008). On February 11, 2009, the Hungarian Competition Commission (HCC) approved the sale subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) approved the sale subject to the implementation of certain remedies. On June 9, 2009, Strabag SE filed an appeal against the decision of the Austrian Cartel Court. As a result of this appeal, the merger control proceeding was extended. On June 8, 2009, the Austrian Competition Authority also filed an appeal against the same decision. On July 1, 2009, we received notice from Strabag SE of its withdrawal from the Share Purchase Agreement since merger control approval could not be obtained by June 30,

2009. On July 8, 2009, Strabag SE withdrew its appeal against the decision of the Austrian Cartel Court. Since then we have provided Strabag SE written notice that we consider its withdrawal from the Share Purchase Agreement invalid due to Strabag SE’s continued breach of the Share Purchase Agreement. We believe the Share Purchase Agreement still is valid and enforceable and are considering taking appropriate legal action.

During 2008, we sold in a series of transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million or Ps2,447 million).

Outlook for our major markets

Outlook

The following discussion contains forward-looking statements that reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions, including sales volumes expected for the full year. Such statements necessarily involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the discussion herein, or otherwise. The information set forth below is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements.

Our four major markets (excluding Australia) are the United States, Mexico, Spain and the United Kingdom, which together generated approximately 53% and 50% of our net sales before eliminations from consolidations in 2008 and the six months ended June 30, 2009, respectively.

The demand for our products (cement, ready-mix concrete and aggregates) is mainly driven by residential and non-residential (commercial and industrial) construction activities in the private sector and public investment in infrastructure in the markets in which we operate.

United States

The residential construction sector has continued to contract during the six months ended June 30, 2009. According to the U.S. Census Bureau, housing starts decreased 48% during the six months ended June 30, 2009, and the public nominal residential construction spending decreased 33% compared to the comparable period in 2008.

The current U.S. administration has adopted several actions intended to reactivate the U.S. economy, including approving a stimulus package of approximately U.S.$787 billion, of which approximately U.S.$85 billion is earmarked for infrastructure spending. Overall, we believe an economic recovery in the second half of 2009 and in 2010 will be driven by a combination of low interest rates and the federal government’s stimulus plan (complemented by demand from state and local governments).

As a result of the federal government’s stimulus package and infrastructure needs, we expect that the demand for cement and related building material products in the U.S. will increase as consumer confidence, residential demand, industrial production and access to credit start to recover, supplementing the increased spending on infrastructure that is now underway.

Given our leading position in the U.S. market, we believe we are poised to benefit from any turnaround in construction and infrastructure spending and to maintain and expand our current market share in the U.S. market.

Mexico

Mexico has suffered a greater impact from the current global economic crisis than other Latin American countries, primarily as a result of its close relationship with the U.S. economy.

Nevertheless, given measures adopted by the Mexican government, such as a substantial credit facility from the International Monetary Fund, or IMF, an aggressive stimulus package and currency swap arrangements with the U.S. Federal Reserve, we expect that to a significant extent the Mexican economy should recover as the U.S. economy recovers.

According to the Mexican Housing Authority, CONAVI, investment in the overall formal residential sector is expected to increase by about 6% from Ps281 billion in 2008 to Ps297 billion in 2009. Investment in new housing is expected to decline by approximately 12% in 2009, as more spending is directed toward the purchase and renovation of existing homes. According to CONAVI and INFONAVIT, the number of residential mortgages granted by INFONAVIT decreased by 17% during the six months ended June 30, 2009 versus the comparable period in 2008.

Historically, Mexico has suffered from low levels of investment in infrastructure as compared to other countries. The Mexican government estimates that approximately U.S.$38 billion of its national infrastructure investment program for the period from 2007 to 2012 will be allocated to projects in the highway, railway, port, airports, water supply, sanitation, irrigation and flood control sectors, where our products are a critical input.

Given our leading position in the production of cement, ready-mix concrete and aggregates in Mexico, we believe that our business and operational results will benefit from any increase in the overall construction and infrastructure investment in Mexico.

Spain

The severe economic recession in Spain is expected to reduce GDP in 2009 and 2010 despite the Spanish government’s efforts to address the economic problems that have arisen as a result of the deflation of the housing bubble and the global economic crisis. We expect overall construction activity will deteriorate further in the short term as a result of the economic crisis and continued tight credit conditions affecting construction spending.

The Spanish housing market continues to deteriorate, with housing starts expected to fall by approximately 60% to 70% in 2009. Despite currently low interest rates, we do not foresee a recovery in the housing market in the medium term given the stricter conditions in place for mortgage concessions as well as the overhang of the existing housing stock, which may take over three years to be absorbed.

We believe that the fiscal stimulus package adopted by the Spanish government will increase the demand for cement in the medium term, particularly as a result of the expected increase in infrastructure projects.

Economic recovery in Spain is expected to be slow as investors are uncertain as to whether the economic cycle has bottomed out. We will continue to strategically position our business in Spain to help improve our pricing conditions.

United Kingdom

The U.K. economy, along with Spain’s, was one of the most affected by the global economic downturn and the financial crisis. The U.K. economy has been severely affected by the global financial crisis, with the virtual disappearance of credit and a sharp decline in residential property prices. Although all sectors have been shrinking since 2007, the housing sector has been the most adversely impacted, suggesting this sector will remain depressed for a longer period than the overall economy. The number of housing transactions and constructions declined considerably in 2008 and are not expected to improve until credit conditions become more favorable and property prices recover.

We do not expect that public funding resulting from the stimulus plan approved in the U.K. will have a significant impact on the construction sector. Only approximately U.S.$4.3 billion of the U.S.$29 billion economic stimulus package was allocated to infrastructure work.

We expect continued weakness across all of our U.K. businesses in 2009 and do not expect any recovery in the construction sector until at least 2011.

Recent developments

Recent developments relating to our indebtedness

Global refinancing

On August 14, 2009, we entered into a financing agreement that extends the maturities of approximately U.S.$15.0 billion in syndicated and bilateral bank and private placement obligations and provides for the following semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014:

Repayment Date	Cumulative repayment amount %	Repayment amount %	Approximate required payment (in millions)

December 2009	3.18%	3.18%	U.S.$ 476
June 2010	4.77%	1.59%	U.S.$ 238
December 2010	19.10%	14.33%	U.S.$2,144
June 2011	20.69%	1.59%	U.S.$ 238
December 2011	33.11%	12.42%	U.S.$1,858
June 2012	35.75%	2.64%	U.S.$ 395
December 2012	38.39%	2.64%	U.S.$ 395
June 2013	46.35%	7.96%	U.S.$1,191
December 2013	54.31%	7.96%	U.S.$1,191
February 2014	100.00%	45.69%	U.S.$6,835

We intend to meet such requirements using funds from a variety of sources, including from free cash flow and net cash proceeds from asset sales and debt and/or equity security issuances, the receipt of which will trigger mandatory prepayments. Free cash flow used to prepay the debt, for any period for which it is being calculated, is the aggregate of the amount of cash we have on hand and the amount of any unutilized commitments under any liquidity facility permitted by the financing agreement in excess of U.S.$650 million.

Under the financing agreement, we are required to privately place or publicly sell common equity or, with the prior approval of participating creditors representing greater than 66.67% of the exposures under the financing agreement, equity-linked securities for net cash proceeds of at least U.S.$1.0 billion. If we do not issue such securities prior to June 30, 2010, participating creditors representing at least 25% of all exposures under the financing agreement can require us, upon written notice between May 1, 2010 and September 1, 2010, at any time prior to December 31, 2010, to issue equity and/or debt securities or convertibles for a total amount of net cash proceeds equal to U.S.$1.0 billion less the amount of net cash proceeds previously received by a participating auditor from any issuance prior to June 30, 2010. The net cash proceeds of the offering contemplated in this prospectus supplement will be applied to satisfy this requirement under the financing agreement.

The financing agreement also includes, until the time that we satisfy certain requirements described below (see “—Covenant reset date”), covenants and certain restrictions on our ability to do certain things, including but not limited to, incurring debt, granting security, engaging in acquisitions and joint ventures, granting guarantees, declaring and paying cash dividends and distributions to shareholders, making capital expenditures and issuing shares (subject, in each case, to negotiated baskets and customary exceptions and carve-outs). In addition, we agreed to pledge or transfer to security trustees the shares of certain of our subsidiaries as collateral for the equal and ratable benefit of the participating creditors and the holders of certain other obligations (including holders of publicly-placed certificados bursatiles) that contain provisions requiring holders that they be equally and ratably secured.

Guarantees and security.    We and certain of our subsidiaries were obligors as borrowers or guarantors under our various credit facilities and other indebtedness prior to the effectiveness of the financing agreement. These obligations continue to be in full force and effect under the financing agreement. In addition, those obligors, other than CEMEX, Inc. (our subsidiary in the United States) and CEMEX Australia Holdings Pty Ltd., as well as certain additional subsidiaries provided cross guarantees to all or part of the debt under the financing agreement.

We have also granted security interests in the shares of our material operating subsidiaries in Mexico as well as the shares of all the entities with material direct or indirect ownership interests in CEMEX España S.A. CEMEX España S.A. holds our operating assets in Spain and owns, directly or indirectly, all our operating assets outside of Mexico. Specifically, we granted security interests in the shares of CEMEX México, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings S.A. de C.V., Corporación Gouda S.A. de C.V., Sunward Investments B.V., Sunward Acquisitions N.V., Sunward Holdings B.V., CEMEX Dutch Holdings B.V., New Sunward Holding B.V., CEMEX Trademarks Holdings Ltd. and CEMEX España, S.A. The share security is to secure the financing agreement debt, as well as certain of our indebtedness placed in different markets with existing contractual terms that require that the relevant holders will share equally and ratably in such security. The secured parties will share pro rata in the proceeds from the sale of the shares subject to security on enforcement.

The share security may be enforced if: (i) an Event of Default has occurred and is continuing under the financing agreement; (ii) the debt has been accelerated under the financing agreement (which requires a 66.67% majority decision of the participating creditors); and (iii) 75% by exposure of creditors participating in the financing agreement and those that have provided funds to refinance the debt of participating creditors and 66.67% by exposure of participating creditors, determine to enforce.

Provided that no default has occurred which is continuing, the share security shall be released automatically in the following circumstances:

•

collateral consisting of shares issued by entities incorporated in Mexico shall be released if debt representing 41.4% (approximately U.S.$6.2 billion) of exposures of the participating creditors is repaid and total debt to EBITDA is 3.5:1 for at least one semi-annual testing period; and

•

remainder of collateral shall be released if debt representing 50.96%, approximately U.S.$7.6 billion, of exposures of the participating creditors is repaid and total debt to EBITDA is 3.5:1 for at least two consecutive semi-annual testing periods.

The guarantee package and security package may be shared with lenders/holders of new debt, to the extent that the proceeds of such new debt are used to refinance the exposures of the participating creditors, subject to specified conditions.

In addition, participating creditors have agreed to share the benefits of the security package with (i) holders of our securities constituting capital markets debt with the benefit of an equal and ratable (or similar) provision and (ii) lenders/holders of new debt, to the extent that the proceeds of such new debt are used to refinance specified capital markets debt, in each case subject to the terms of the financing agreement.

Interest rate.    In general, our existing bank facilities bear interest at a base rate plus an applicable margin, a LIBOR rate plus an applicable margin or a Euribor rate plus an applicable margin. The base rates, LIBOR rates and Euribor rates applicable to our existing facilities remain in place, and under the financing agreement the applicable margin for each facility is set at 4.5% per annum, which is subject to adjustment as follows:

•

If we do not issue common equity for net cash proceeds of at least U.S.$1 billion before June 30, 2010, we shall pay a fee in an amount equal to 0.75% of the amount of each participating creditor’s exposure as of August 14, 2009 and the applicable margin will increase by an additional 0.75% per annum thereafter.

•

If we are unable to repay at least 31.85%, approximately U.S.$4.8 billion, of the aggregate initial exposures of the participating creditors between the closing of the financing agreement and December 31, 2010, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target repayment amount and the actual repayment amounts paid as of December 31, 2010.

•

If we are unable to repay at least 50.96%, approximately U.S.$7.6 billion of the aggregate initial exposures of the participating creditors between the closing of the financing agreement and December 31, 2011, the applicable margin will increase by an additional 0.5% or 1.0% per annum, depending upon the difference between such target repayment amount and the actual repayment amounts paid as of December 31, 2011.

The adjustments in the second and third bullets above to the applicable margin are canceled on the Covenant Reset Date.

The facility fee and utilization fee requirements in our existing financing agreement facilities have been canceled.

The new private placement debt bears interest at a rate of 8.91% (except for the debt denominated in Yen, which bears a corresponding rate of 6.625%). The interest rate on the new private placement debt is subject to the same adjustments as described above, on the same terms.

Maturity.    The maturity of all our financing agreement facilities has been extended until February 14, 2014. Any further extension of the maturity date will require the consent of all participating creditors.

Mandatory prepayments.    Under the financing agreement, we must comply with certain mandatory prepayment requirements to pay down the exposures of participating creditors. Specifically, we must prepay the financing agreement debt with proceeds from disposals in the aggregate exceeding U.S.$50 million, subject to certain exceptions, and free cash flow in excess of U.S.$650 million. In addition, proceeds from equity or debt issuances, or other fundraising, will trigger mandatory prepayments. Generally, we must make mandatory prepayments pro rata to all participating creditors. However, if we dispose of all the shares of a particular borrower or issuer under the financing agreement, the exposures of the participating creditors under relevant facilities of that borrower or issuer must be paid before we prepay any other exposures. The same requirements apply if we dispose of all the shares in a holding company of a particular borrower or issuer.

Other than with respect to disposals of all the shares of a borrower (or holding company thereof), the financing agreement requires that we apply mandatory prepayments to reduce the base currency exposures of all participating creditors ratably, and that such mandatory prepayments be applied towards amortization payments due on or before December 31, 2011, in order of those amortizations. After December 31, 2011, any additional amounts must be applied pro rata across all remaining amortization payments. We must make mandatory prepayments from disposal proceeds, permitted fundraising proceeds and permitted securitization proceeds promptly upon (and in any event within 30 days of) receipt of those proceeds, or promptly upon (and in any event within 30 days) the receipt of cash from those proceeds.

Covenants.    The financing agreement contains financial conditions that require us, beginning June 30, 2010, to satisfy, on a consolidated basis, specified semi-annual tests, including:

•

a minimum consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period through the period ending June 30, 2011, (ii) 2.00:1 for each semi-annual period through the period ending December 31, 2012 and (iii) 2.25:1 for the remaining semi-annual periods through the period ending 31 December 2013; and

•

a maximum consolidated leverage ratio for each semi-annual period not to exceed 7.75:1 for the period ending June 30, 2010 and decreasing incrementally for subsequent semi-annual periods to 3.50:1 for the period ending December 31, 2013.

Furthermore, pursuant to the financing agreement we cannot make aggregate capital expenditures in excess of (i) U.S.$600 million (plus an additional U.S.$50 million contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009, (ii) U.S.$700 million for the year ended December 31, 2010 and (iii) U.S.$800 million for each year thereafter until the debt under the financing agreement has been repaid in full.

The financing agreement contains a number of negative covenants (subject to certain exceptions, customary carve-outs and agreed baskets) that, among other things, restrict our ability, and the ability of our subsidiaries, under certain circumstances to:

•	create or incur any liens on any of its property or assets;

•	incur additional debt;

•	change the general nature of our business or the business of any obligor or material subsidiary;

•	enter into mergers;

•	enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt;

•	acquire assets or any shares or securities;

•	enter into or invest in joint venture agreements;

•	dispose of certain assets;

•	grant additional guarantees or indemnities;

•	declare or pay cash dividends and distributions to shareholders, or make other payments;

•	issue shares;

•	enter into certain derivatives transactions, other than certain transactions for hedging purposes;

•	exercise any call option on the perpetual debentures issued by special purpose vehicles that are consolidated; and

•	transfer assets from subsidiaries or more than ten percent of our shares in subsidiaries into or out of CEMEX España or its subsidiaries.

The financing agreement restricts the payment of dividends, distributions and/or share redemptions except that the following payments are permissible:

•	on or in respect of share capital to us or our subsidiaries;

•

a recapitalization of earnings on or in respect of our share capital pursuant to which we issue additional share capital to our existing shareholders on a pro rata basis, or by way of the issuance of common equity securities or the right to subscribe for such common equity securities to our existing shareholders on a pro rata basis, provided that we may not make cash payments or transfer assets outside of CEMEX;

•	interest on the perpetual debentures, or certain other permitted transactions;

•	payments to minority shareholder of our subsidiaries on a pro rata basis, provided that all other shareholders of the relevant subsidiaries receive their equivalent pro rata share of such payment;

•	pursuant to a disposal required, financial indebtedness incurred, guarantee, indemnity or security given, or other transaction arising under the financing agreement;

•

pursuant to the solvent liquidation or reorganization of any of our subsidiaries that are not obligors under the financing agreement, so long as payments or assets distributed as a result of such liquidation or reorganization are distributed among us or our subsidiaries; or

•	pursuant to certain transactions conducted in the ordinary course of trading on arm’s length terms.

Covenant reset date.    If we satisfy all the following conditions:

•	we receive an investment-grade rating from two of S&P, Moody’s and Fitch;

•	we reduce the exposures under the financing agreement by at least an amount equal to at least 50.96% of the aggregate exposures or, approximately, U.S.$7.6 billion;

•	our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.50:1; and

•	no default under the financing agreement is continuing,

then, certain basket limits under the financing agreement will be increased and the following restrictive covenants will automatically cease to apply:

•	any applicable margin step-ups that were applicable due to a failure to meet amortization targets;

•	certain asset sale restrictions;

•	capital expenditure limits;

•	quarterly free cash flow sweep;

•	certain mandatory prepayment provisions; and

•	dividend restrictions, share issuance restrictions, capital raise obligations and certain other restrictions.

However, the participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million.

Events of default.    The financing agreement contains events of default, including defaults based on:

•	non-payment of principal, interest, or fees when due;

•	material inaccuracy of representations and warranties;

•	breach of financial covenants;

•	bankruptcy, concurso mercantil, or insolvency of CEMEX, any borrower under an existing facility or any other of our material subsidiaries;

•

inability to pay debts as they fall due or by reason of actual financial difficulties suspends or threatens to suspend payments on debts exceeding U.S.$50 million or commences negotiations to reschedule debt exceeding U.S.$50 million;

•	a cross default in relation to financial indebtedness in excess of U.S.$50 million;

•	a change to the ownership of any of our subsidiary obligors, unless the proceeds of such disposal are used to prepay financing agreement debt;

•	enforcement of the share security;

•	final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter;

•	any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the financing agreement;

•

any material adverse change arises in the financial condition of CEMEX, which greater than 66.67% of the participating creditors reasonably determine would result in our failure to perform payment obligations under the existing facilities or the financing agreement;

•	failure to comply with laws or our obligations under the financing agreement cease to be legal; and

•	failure to satisfy the conditions subsequent to the financing agreement.

If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all amounts (a) then outstanding under the existing facilities. Acceleration is automatic in the case of insolvency. In addition, upon a vote of 75% of those participating in the financing agreement and those that have provided funds to refinance the debt of participating creditors and (b) 66.67% of the participating creditors, the security agent may foreclose on the collateral. Each existing facility that is part of the financing agreement contains a cross-default provision which provides that upon acceleration by the requisite number of participating creditors, creditors under that existing facility may also accelerate any amounts due under that existing facility.

Change of control.    The change of control provisions in the financing agreement make it an event of default if:

•

any borrower or guarantor under the financing agreement ceases to be a wholly owned subsidiary of CEMEX (or, the percentage indirect shareholding in CEMEX España is reduced from the percentage as at the date of the financing agreement) unless the proceeds of such disposal are used to prepay financing agreement debt;

•

the beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) of 20% or more in voting power of CEMEX outstanding voting stock is acquired by any person, provided that the acquisition of beneficial ownership of such capital stock by Lorenzo H. Zambrano or any member of his immediate family shall not constitute a change of control; or

•	all or substantially all of the assets of CEMEX and its consolidated subsidiaries are sold, whether in a single transaction or a series of related transactions.

Conditions subsequent.    The following are conditions subsequent to our financing agreement:

•

CEMEX Australia Holdings Pty Ltd must become an additional guarantor under the financing agreement if we do not complete the sale of our Australian business unit, CEMEX Australia Holdings Pty Ltd, by January 1, 2010 (or, if the parties elect to extend the termination date of that share purchase agreement to January 31, 2010, then by February 1, 2010);

•

CEMEX shall on or prior to October 15, 2009, or if the security agent has not confirmed its availability in that time period, within ten days of the date on which the security agent confirms its availability and the administrative agent confirms the availability of at least 25 participating creditors (or all remaining participating creditors who have not yet taken the necessary actions if fewer than 25) to appear and enter into the necessary documents:

•

procure that the share pledge over shares in CEMEX España, S.A. is granted and that each person (other than a participating creditor) required to take any action in order to execute and accept such share pledge before a notary in Madrid has taken such action;

•

with at least ten days notice, upon the request of the administrative agent under the financing agreement, appear before a notary in Madrid to notarize the financing agreement or raise it to the status of a public document and to execute before a notary in Madrid the transaction security governed by the laws of Spain and the irrevocable powers of attorney and procure that each obligor as the administrative agent may reasonably require do so as well;

•

CEMEX shall enter into the Mexican security trust (and cause related opinions to be rendered) within 30 days from the date of the financing agreement under which certain shares of CEMEX Mexico, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V., Corporation Gouda, S.A. de C.V. and Mexcement Holdings, S.A. de C.V. that we and some of our subsidiaries own will be transferred to the trustee (on September 3, 2009, this condition was satisfied); and

•	Within 30 days after the execution of the financing agreement (or, if the security agent has not confirmed its availability in that time, within ten days of its confirmation), CEMEX Trademarks

Holding Ltd must accede to the financing agreement as an additional security provider and pledge its shares in Sunward Acquisitions N.V. and New Sunward Holdings B.V. as security in the financing agreement (on September 4, 2009, this condition was satisfied).

Failure to satisfy any of these conditions subsequent, regardless of whether satisfaction of such conditions is within our control, will result in a default under the financing agreement.

Bancomext debt extension

On August 5, 2009 we completed the refinancing of a U.S.$250 million (Ps3,295 million) credit facility with Bancomext, which originally was scheduled to begin amortizing in July 2009, and has been extended until February 2014 with an amortization schedule similar to that contained in the financing agreement.

Mandatorily convertible debt securities issuance

Within six months following the consummation of the offering contemplated in this prospectus supplement, we intend to issue mandatorily convertible debt securities, that will be convertible into up to 400 million CPOs and will be fungible with our currently outstanding CPOs. We expect to place these securities with Mexican Pension Funds (Sociedades de Inversión Especializadas en Fondos para el Retiro, or SIEFORES) and other investors that are non-U.S. persons in transactions exempt from registration under the Securities Act in exchange for outstanding debt securities (Certificados Bursátiles) previously issued by us in the Mexican capital markets, which we intend to cancel, once the exchange offer is effective. This transaction is not expected to result in additional cash proceeds to us or any of our subsidiaries, but it is expected to extend some of our debt maturities in the next few years. The amount, interest rate, exchange terms and other terms and conditions of the mandatorily convertible debt securities, as well as the terms of the exchange offer will be determined in due course. The offering of these debt securities mandatorily convertible into our CPOs will be exempted from the lock-up provisions described in “Underwriting” in this prospectus supplement. However, these securities will not be convertible into CPOs, or other equity securities, for a period of at least one year following their issuance. Furthermore, these convertible debt securities will be subject to transfer restrictions (and related hedging restrictions, to the extent applicable) limiting their subsequent transfer for a period of at least six months from the closing of the offering contemplated by this prospectus supplement. No assurance can be given that this transaction will take place; if this transaction is consummated, conversion of these debt securities to our CPOs may result in dilution to existing holders of our CPOs, including the ADSs and CPOs offered hereby.

Recent developments relating to our receivables financing arrangements

On July 16, 2009, we placed securities in an amount of Ps2.2 billion (approximately U.S.$160 million) through the securitization of accounts receivables of the company’s CEMEX Mexico and CEMEX Concretos units. To fund the transaction, a trust (at HSBC Mexico) issued receivables-backed bonds maturing on December 29, 2011. This transaction does not represent new debt for us as it is a sale of receivables on a nonrecourse basis. Most of these proceeds were used to replace the previous accounts receivables program. The bonds were priced at a spread of 250 bps over the 28-day TIIE interbank rate and were assigned an “mxAAA” rating by S&P and “HRAAA” by HR Ratings. The issuance was oversubscribed 1.3 times.

Recent developments relating to our planned divestitures of assets

On June 12, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million. On June 15, 2009, we announced our agreement to sell our Australian operations to Holcim for approximately AUD$2.02 billion (approximately U.S.$1.64 billion or Ps21.6 billion considering the exchange rates of AUD$1.2324 per U.S. Dollar and Ps13.18 per U.S. Dollar, respectively, at June 30, 2009). The transaction with Holcim includes the sale of all our facilities in Australia. These include 249 ready-mix concrete plants, 83 aggregate quarries, 16 concrete pipe and precast products plants, and our 25% stake in Cement Australia. As of the date of this prospectus supplement, considering changes in foreign exchange rates among other factors, we cannot reasonably estimate the final result from the sale of these assets. For accounting purposes under MFRS upon conclusion of the sale, our Australian operations will be presented as discontinued operations. Under MFRS, the result from the sale of these assets will represent the difference between the carrying amount of the net assets as of the specific date of the sale and the final selling price plus or minus any cumulative foreign currency translation effects recognized in equity. All the net proceeds of the sale will be used to reduce debt. The transaction is subject to regulatory approval, due diligence and other closing conditions and is currently expected to close during the fourth quarter of 2009. See “Risk factors—Our ability to comply with our upcoming debt maturities may depend in large part on making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

Condensed balance sheet information of our operations in Australia as of June 30, 2009 is as follows:

June 30, 2009

Total assets	Ps31,441
Total liabilities	6,212

Total net assets	Ps25,229

The following table presents condensed selected income statement information for our operations in Australia for the six months ended June 30, 2008 and 2009:

	Six months ended June 30,
	2008	2009

Sales	Ps8,828	Ps8,127
Operating income	839	771

Recent developments relating to our perpetual debentures

On July 15, 2009, we concluded the unwinding process of the last tranche of the Yen cross-currency swap derivatives. As a result of the unwinding, a total of approximately U.S.$85.5 million and €6.3 million, as applicable, was credited by the relevant bank counterparties to the conversion credits sub-accounts that the relevant swap counterparties held in The Bank of New York, as debentures trustee under each of the tranches of perpetual debentures. These amounts will be retained by the relevant special purpose vehicles and applied to fund future coupon payments on the debentures.

Recent developments relating to our regulatory matters and legal proceedings

The following information updates the information contained in “Item 4—Information of the Company—Regulatory Matters and Legal Proceedings” of our annual report on Form 20-F for the year ended December 31, 2008 and should be read in conjunction therewith and with our consolidated financial statements for the six month periods ended June 30, 2008 and 2009 included elsewhere in this prospectus supplement.

Environmental matters

United States.    As of July 31, 2009, our operations in the United States had accrued liabilities relating to environmental matters of approximately U.S.$38.6 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by us, including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording a provision in our financial statements related to these liabilities, we consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, we do not believe we will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.), one of our subsidiaries, holds one federal quarry permit and is the beneficiary of one of ten other federal quarrying permits granted for the Lake Belt area in South Florida. The permit held by CEMEX Florida covers CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Krome quarry is operated under one of the other federal quarry permits. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry. A ruling was issued on March 22, 2006 by a judge of the U.S. District Court for the Southern District of Florida in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, CEMEX Florida has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review. As part of this review, on May 1, 2009, the Army Corps of Engineers issued a Final Supplemental Environmental Impact Statement and stated it would be accepting public comments until June 23, 2009.

The judge also conducted further proceedings to determine the activities to be conducted during the remand period. Previously, in July 2007, the judge issued a ruling that halted certain quarrying operations at three non-CEMEX Florida quarries. The judge left in place CEMEX Florida’s Lake Belt permits until the relevant government agencies complete their review. In a

May 2008 ruling, the federal appellate court determined that the district court judge did not apply the proper standard of review to the permit issuance decision of the governmental agency, vacated the district court’s prior order, and remanded the proceeding to the district court to apply the proper standard of review. In January 2009, the district court judge issued an order withdrawing the extraction permits of the three CEMEX quarries as well as the other federal quarry permits subject of the litigation. The order does not limit the processing of the materials previously excavated, which will be processed throughout the following months. We are appealing this ruling. A hearing on the appeal has been scheduled for October 21, 2009.

We are also continuing the ongoing process with the Army Corps of Engineers to obtain new permits that would allow mining for 10-15 years, depending on demand. This process is well under way, and, if and when issued, we believe the new permits would allow all mining activities to resume in the newly permitted areas. If the Lake Belt permits were ultimately permanently set aside or quarrying operations under them permanently restricted, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect profits from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt could also have a material adverse effect on our financial results.

Europe.    In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a greenhouse gas emissions allowance trading scheme within the European Union. For example, it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper or board production businesses. Installations in these sectors have to monitor their emissions of carbon dioxide (CO2) and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by European Union member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. To date, most allowances have been allocated without charge, but some member states sell up to 10% of their total allowance volume in auctions or exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emission cap is subject to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European Union obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to a certain level, under the European emission trading scheme as substitutes for allowances. The main source of those credits are projects registered under the so-called Clean Development Mechanism, or CDM, but Joint Implementation, or JI, credits are also eligible. The difference CDM projects and JI projects is mainly the host country: CDM projects are implemented in developing countries, JI projects in developed ones.

As required by the European Union directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). Although the overall yearly volume of allowances in Phase II is significantly lower than that during Phase I of the European Union emissions trading system (2005-2007) we do not see any significant risk that we will be short of allowances in Phase II; this is the result of various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker, reduced demand for our products, and the use of certain risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, Northern Africa and South-East Asia. Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our most conservative emissions forecast, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of July 31, 2009, the value of carbon dioxide allowances for Phase II on the spot market was approximately €13.68 per ton. We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

Croatia is also in the process of implementing an emissions trading scheme that will be compatible to and linked with the one in force in the European Union. The planned starting date is 2010, and the final NAP was published in July 2009. We do not expect the inclusion of our Croatian operations in the European Union emissions trading system to substantially affect our overall position, particularly as the allocation to CEMEX Croatia is larger than previously estimated.

The Club of Environmental Protection, a Latvian environmental protection organization (the “Applicant”), has initiated a Latvian court administrative proceeding against the decision made by the Latvian Environmental State Bureau (the “Defendant”) in order to amend the environmental pollution permit (the “Permit”) our Broceni cement plant in Latvia, held by CEMEX SIA (the “Disputed Decision”). CEMEX SIA was invited to participate in the court proceedings as a third party, since its rights and legal interest may be infringed by the relevant administrative act. On June 5, 2008, the court rendered its judgment, granting the Applicant’s claim and revoking the Disputed Decision, declaring it illegal because Defendant failed to perform a public inquiry in accordance with legal regulations. The judgment was appealed by both the Defendant and CEMEX SIA before the court of appeals, and on May 20, 2009, the court of appeals decided that the Defendant must supplement the Permit with the applicable requirements as of January 1, 2008 on the emission limits of hard particles for clinker melting-on stove. This amendment to the Permit will not adversely affect CEMEX SIA’s operations in the existing plant, unless the competent authorities decide to lower the emission limit. The rest of the Applicant’s claims were rejected by the court. The judgment could have been appealed by Applicant before the Senate of the Supreme Court before June 19, 2009; however, none of the parties appealed the judgment.

Anti-Dumping/Anti-Trust

Antitrust investigations in Mexico.    In January and March 2009, we were notified of two findings of presumptive responsibility against us issued by the Mexican competition authority (Comisión Federal de Competencia), alleging certain violations of Mexican antitrust laws. We believe these findings have several procedural errors and are unfounded on the merits. We filed our responses to these findings on February 27, 2009 and May 19, 2009. For one of the cases we have obtained a favorable first level ruling that if sustained on appeal, will terminate the investigation. The proceedings for the second case have continued and the case is currently in the discovery stage. We expect this procedure to continue for several months before resolution.

Polish antitrust investigation.    During the period from May 31, 2006 to June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search in the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and in offices of other cement producers in Poland. The search took place as a part of the exploratory investigation that the head of the Polish Competition and Consumer

Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing about the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. In the notification it was assumed that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement.

On January 22, 2007, CEMEX Polska filed its response to the notification, denying that it committed the practices listed by the Protection Office in the notification. In its response, CEMEX Polska also included various formal comments and objections gathered during the proceeding, as well as facts supporting its position and intended to prove that its activities were in line with competition law. On April 29, 2009, the Protection Office notified CEMEX Polska of its decision to extend the antitrust proceeding until June 20, 2009. Further extension of the proceeding is expected due to the complexity of the case and the fact that participants continue to add statements to the files and appeals in connection with minor issues are still being conducted.

German antitrust investigation.    On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in a District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC is seeking €102 million (approximately U.S.$142.6 million) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$158.6 million plus interest). On February 21, 2007, the District Court decided to allow this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance. As of July 31, 2009, only one defendant had filed a complaint before the Federal High Court, which was dismissed in April 2009.

In the meantime, CDC has acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$183.1 million). As of July 31, 2009, we had accrued liabilities regarding this matter for a total amount of approximately €20 million (approximately U.S.$27.9 million).

Spanish Antitrust Investigation.    On September 22, 2009, officers of the Spanish National Antitrust Commission (Comisión Nacional de la Competencia) conducted a search of the premises of our subsidiary in Spain, CEMEX España, S.A. According to the Spanish National Antitrust Commission, this search is a preliminary step in a sector-wide investigation of the companies involved in the production and commercialization of cement, ready-mix concrete and aggregates in Spain for possible unlawful practices consisting of price fixing and market sharing agreements in violation of Spanish antitrust regulations. According to the Spanish National Antitrust Commission, it may decide to initiate a formal proceeding alleging violations of Spanish antitrust regulations by any of the companies in the sector including CEMEX España, S.A. According to the

Spanish National Antitrust Commission, if it decides to initiate any such proceedings and proves the above mentioned unlawful practices, it may impose penalties of up to 10% of the total sales volumes of the relevant companies pursuant to Spanish antitrust regulations.

Tax matters

Philippines.    The Philippine Bureau of Internal Revenue, or BIR, issued a tax assessment against Solid Cement Corporation, or SCC, one of our operating indirect subsidiaries in the Philippines, for deficiency taxes covering taxable year 1997, amounting to a total of approximately 72.954 million Philippine Pesos (approximately U.S.$1.52 million as of July 31, 2009, based on an exchange rate of 48.09 Philippine Pesos to U.S.$1.00, which was the Philippine Peso/Dollar exchange rate on July 31, 2009 as published by the Bangko Sentral ng Pilipinas, the Central Bank of the Republic of the Philippines), exclusive of 20% interest counted from February 17, 2000 until payment in full of the taxes.

SCC appealed the unfavorable decision issued by the BIR with the Court of Tax Appeals when the BIR declared SCC liable for the above-mentioned deficiency taxes. The case pending with the Court of Tax Appeals, or CTA, docketed as CTA Case No. 6248, resulted primarily from the disallowance of SCC’s expenses due to its failure to present supporting documents. In addition, the BIR assessed SCC for its failure to withhold taxes on some of the expenses.

During the pendency of the present case before the Court of Tax Appeals, SCC availed itself of the tax amnesty under Republic Act No. 9480 or the Tax Amnesty Law. This tax amnesty was made on 12 February 2008. SCC’s availment of the tax amnesty made SCC immune from any alleged tax liability for taxable year 2005 and prior years; thus the subject tax deficiencies of SCC in CTA Case No. 6248 are extinguished. As to the withholding tax issue, SCC is coordinating with the BIR for the immediate issuance of the termination letter in relation to its availment of abatement under RR 15-2006 for its alleged deficiency expanded withholding tax and final withholding tax for the taxable year 1997. As a result, we expect the dismissal of the tax assessment case against SCC which is pending with the CTA. On the basis of the above, we believe that this outstanding Philippine tax assessment should not have a material adverse effect on us.

Other legal proceedings

On August 5, 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately U.S.$45 million. The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. The court completed the discovery stage, and on August 17, 2006 dismissed the charges against the members of ASOCRETO. The other defendants (one ex-director of the Distrital Institute of Development, the legal representative of the constructor and the legal representative of the contract auditor) were formally accused. The decision was appealed, and on December 11, 2006, the decision was reversed and the two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. The first public hearing took place on November 20, 2007. In this hearing, the judge dismissed an annulment petition filed by the ASOCRETO officers. The petition was based on the fact that the officers were formally accused of a different crime from the one for which they were being investigated. This decision was appealed, but the decision was confirmed by the Superior Court of Bogotá. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tujuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of ten days to deposit with the court in cash $337,800 million Colombian Pesos (approximately U.S.$167 million as of August 11, 2009, based on an exchange rate of 2.022 Colombian Pesos to U.S.$1.00, which was the Colombian Peso/Dollar exchange rate on August 11, 2009, as published by the Banco de la República de Colombia, the Central Bank of Colombia), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed us to present an insurance policy. We have appealed this decision in order to reduce the amount of the insurance policy, and have also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing us to offer a security in the amount of U.S.$8 million. We gave the aforementioned security, and on July 27, 2009 the Superior Court of Bogota lifted the attachment. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Construction Materials Florida, LLC, alleging delay damages and seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry is seeking U.S.$60 million as compensation. CEMEX Construction Materials Florida, LLC filed a counterclaim against AMEC. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC as the guarantor of the Design/Build contract. We answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. We also asserted third-party claims against AMEC, plc and FLSmidth. We brought a claim against AMEC, plc for breach of contract, and brought claims for breach of contract, negligent misrepresentation, and various indemnity claims against FLSmidth. In March 2009, FLSmidth filed a motion to dismiss our third-party complaint. In May 2009, after filing a motion for leave, AMEC/Zachry was permitted to file its Second Amended Complaint joining FLSmidth as a co-defendant in the lawsuit and asserting claims for negligence and negligent misrepresentation directly against FLSmidth.

As a result of AMEC/Zachry joining FLSmidth as a co-defendant, we filed a First Amended Complaint converting our previously filed third-party claims into cross-claims against FLSmidth, including each claim previously asserted against FLSmidth, but also adding a claim for tortuous interference. This activity mooted FLSmidth’s motion to dismiss. In July 2009, FLSmidth filed a motion for summary judgment seeking dismissal of AMEC/Zachry’s claims for negligence and negligent misrepresentation arguing that the economic loss rule precludes such claims due to the absence of privity, personal injuries or damage to other property. The court recently conducted a status conference at which it issued an order that FLSmidth will participate in re-discovery despite its motion for protection and issued an informal directive requiring monthly conferences with the court so that it may monitor the discovery process. Since discovery is in preliminary stages, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Construction Materials Florida, LLC or CEMEX Materials, LLC.

On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by Cemento Bayano, S.A. to erect structures above the permitted imaginary line applicable to the surroundings of the Calzada Larga Airport. This imaginary line is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures to be constructed surpass the permitted imaginary line. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted a permission for constructing the tallest building of the second line, under the following conditions: (a) Cemento Bayano, S.A. assumes any liability arising out of any incident or accident caused by the construction of such building; and (b) no further permissions for additional structures. Cemento Bayano, S.A. filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aereonáutica Civil issued a ruling denying a permit for additional structures above the permitted imaginary line applicable to the surroundings of the Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned Authority to reconsider its denial.

On August 12, 2007, the Australian Takeovers Panel published a declaration of unacceptable circumstances, namely, that our May 7, 2007 announcement that we would allow Rinker shareholders to retain the final dividend of U.S.$0.25 per Rinker share contradicted our announcement on April 10, 2007 that our offer of U.S.$15.85 per share (which excludes U.S.$0.25 Rinker shares) was its “best and final offer.” On September 27, 2007, the Panel ordered us to pay compensation of U.S.$0.25 per share to Rinker shareholders for the net number of Rinker shares they disposed of a beneficial interest during the period from April 10, 2007 to May 7, 2007. We believe that the market was fully informed by its announcements on April 10, 2007, and notes that the Takeovers Panel has made no finding that we breached any law. On September 27, 2007, the Review Panel made an order staying the operation of the orders until further notice pending our application for judicial review of the Panel’s decision. We applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. Our appeal to the Full Court of the Federal Court of Australia was dismissed in June 2009 and we did not seek to appeal to the High Court. Accordingly, the Takeover Panel’s orders came into effect and we are required to invite all affected shareholders to make claims for the compensation ordered by the Panel within a limited time. We have deposited AUD$15 million into a bank account against which payments to claimants will be made. It is estimated that payouts of up to some AUD$12.7 million could be made. Upon conclusion of the process, the remaining funds will be returned to us.

The State of Texas by and through the Texas General Land Office (“GLO”) is alleging that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining of minerals by us and our predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also seeks injunctive relief to prevent us from continuing to mine minerals from the land. We have filed our answer, denying each and every allegation. We intend to vigorously defend the claim.

On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the take over by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. At around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. The government of Venezuela has paid no compensation to CEMEX Venezuela’s shareholders for such action. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes (“ICSID”) seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas is seeking: (a) a declaration that the government of Venezuela is in breach of its obligations under a bilateral investment treaty, or the Treaty, between the Netherlands and Venezuela, the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID arbitral tribunal has been constituted. We are unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position Venezuela will take in these proceedings, the nature of the award that may be issued by the Tribunal or the likely extent of collection of any possible monetary award issued to CEMEX Caracas.

Separately, the government of Venezuela claims that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela. The government of Venezuela successfully petitioned a Panamanian court, which is the country where the vessels are flagged, to enforce an interim measure it had obtained in a Venezuelan court barring further transfer or disposition of the vessels. We believe that the government of Venezuela’s position that the vessels continue to be the property of the former CEMEX Venezuela is without merit, and our appropriate affiliates will continue to resist efforts by the government of Venezuela to assert ownership rights over the vessels. On September 1, 2009, CEMEX Caracas filed a request for provisional measures asking ICSID arbitral tribunal to enjoin the government of Venezuela from further pursuing the vessels. Expropriation of the vessels, if upheld, would adversely affect our trading operations in clinker and cement in the Caribbean region.

On July 31, 2008, we agreed to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of six aggregates, 29 ready-mix concrete and four paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for €310 million (approximately U.S.$433 million). On February 11, 2009, the Hungarian Competition Commission (HCC) approved the sale subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) approved the sale subject to the implementation of certain remedies. Contrary to its duties under the Share Purchase Agreement, Strabag SE filed on June 9, 2009 an appeal against the decision of the Austrian Cartel Court. This appeal had the effect of extending the merger control proceeding. On June 8, 2009 the Austrian Competition Authority also filed an appeal. On July 1, 2009, we received notice from Strabag SE of its intention to withdraw from the Share Purchase Agreement entered into between RMC Holdings B.V. and Dorda Bruger Jordis Rechtsanwälte GmbH, as sellers, and Strabag SE and Austria Asphalt GmbH, as purchasers, since merger control approval could not be obtained by June 30, 2009. On July 8, 2009, Strabag SE withdrew from its appeal against the decision of the Austrian Cartel Court. Since then we have provided Strabag SE written notice that we consider its withdrawal from the Share Purchase Agreement invalid due to Strabag SE’s breach of the Share Purchase Agreement. We believe the Share Purchase Agreement is still valid and enforceable and are considering taking appropriate legal recourse.

Extraordinary general shareholders’ meeting

On September 4, 2009, we held an extraordinary general shareholders’ meeting in which our shareholders approved an increase in the variable portion of our capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by our shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months.

Underwriting

J.P. Morgan Securities Inc., Citigroup Global Markets Inc. and Santander Investment Securities Inc. are acting as representatives of the international underwriters in this offering and, together with Banco Bilbao Vizcaya Argentaria, S.A., as joint global coordinators for the global offering. The global offering consists of the international offering of 975,000,000 CPOs, directly or in the form of ADSs, in the United States and in other countries outside Mexico and a concurrent public offering of 325,000,000 CPOs in Mexico by means of a separate Spanish-language prospectus. The number of CPOs to be offered pursuant to each of the offerings is subject to reallocation among the international and Mexican underwriters. 595,000,000 of the CPOs being offered in this offering and in the concurrent offering in Mexico are being sold on our behalf by three of our subsidiaries, Petrocemex, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V.

Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the international underwriters named below, and each international underwriter has severally agreed to purchase from us, the following respective number of CPOs, directly or in the form of ADSs:

Name	Number of CPOs

J.P. Morgan Securities Inc.	120,250,000
Citigroup Global Markets Inc.	120,250,000
Santander Investment Securities Inc.	120,250,000
Banco Bilbao Vizcaya Argentaria, S.A.	117,000,000
BNP PARIBAS	117,000,000
HSBC Securities (USA) Inc.	117,000,000
RBS Securities Inc.	117,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	48,750,000
Barclays Capital Inc.	48,750,000
Calyon Securities (USA) Inc.	9,750,000
ING Financial Markets LLC	9,750,000
Lazard Capital Markets LLC	9,750,000
Morgan Stanley & Co. Incorporated	9,750,000
Scotia Capital (USA) Inc.	9,750,000

Total	975,000,000

Certain non-U.S. underwriters may place CPOs and ADSs directly or through their respective U.S. broker-dealer affiliates.

The underwriting agreement provides that the obligations of the international underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The international underwriters are committed to purchase all the CPOs offered by us hereunder if they purchase any CPOs. The underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the international underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international underwriters may be required to make in respect of those liabilities.

For a discussion of certain conflicts of interest involving the underwriters, see “Conflicts of interest.”

Mexican offering

We have also entered into a Mexican underwriting agreement with the lead Mexican underwriters providing for the concurrent public offer and sale of 325,000,000 CPOs in Mexico, under a public offering approved by the CNBV, by means of a separate Spanish-language prospectus pursuant to Mexican law requirements that contains information that is substantially similar to the information included in this prospectus supplement, and on similar terms as the terms of the international offering. Furthermore, the Mexican lead underwriters have entered into syndication agreements with each of the members of the Mexican underwriting syndicate, setting forth the terms for the distribution of the CPOs in Mexico. The closing of the international offering and the Mexican offering are conditioned upon each other.

The international and Mexican underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer CPOs and ADSs. Under this agreement, subject to limited exceptions, the international underwriters may not offer or sell securities to Mexican investors and the Mexican underwriters may not offer or sell securities to non-Mexican investors, in each case, until the distribution of the securities in the global offering has been completed. The international and Mexican underwriters have also agreed that each of them may transfer CPOs and ADSs between their respective underwriting syndicates.

Over-allotment option

We have granted options to the international and Mexican underwriters to purchase up to 195,000,000 additional CPOs (in the case of the international underwriters up to 146,250,000 additional CPOs directly or in the form ADSs, and in the case of the Mexican underwriters up to 48,750,000 additional CPOs) to cover over-allotments, if any. The international and Mexican underwriters have 30 days from the date of this prospectus supplement to exercise these over-allotment options. The international and Mexican over-allotment options are expected to be exercised in a coordinated manner, but may be exercised independently of each other. If any additional securities are purchased, the underwriters will offer the additional securities on the same terms as described herein. If any CPOs (directly or in the form of ADSs) are purchased by the international underwriters pursuant to the over-allotment option, they will purchase CPOs in approximately the same proportion as shown in the table above.

Underwriting discounts and commissions

The international underwriters propose to offer the ADSs and CPOs directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of U.S.$0.30000 per ADS, or Ps0.40 per CPO. The international underwriters may allow, and such dealers may reallow, a concession not in excess of U.S.$0.10 per ADS, to certain other dealers. After the public offering of the ADSs and CPOs, the offering price and other selling terms may be changed by the international underwriters.

The following table shows the per CPO, per ADS and total underwriting discounts and commissions we will pay to the international underwriters. Such amounts are shown assuming both no exercise and full exercise of the international underwriters’ over-allotment option to purchase additional CPOs. The table does not include underwriting discounts and commissions we will pay to the Mexican underwriters.

	Without over- allotment exercise		With over- allotment exercise

Per CPO	Ps.	0.75	Ps.	0.75
Per ADS	U.S.$	0.56250	U.S.$	0.56250
Total*	U.S.$	54,843,750.00	U.S.$	63,070,312.50

*	Based on an exchange rate of approximately Ps13.32 per U.S. Dollar.

We estimate that the total expenses of the global offering, excluding underwriting discounts and commissions, will be approximately U.S.$2.9 million.

No sale of similar securities

For a period of 90 days after the date of this prospectus supplement, we will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or file with the SEC a registration under the Securities Act or with the CNBV a prospectus under Mexican securities laws relating to, any of our ADSs, CPOs or shares of common stock or any securities convertible into or exercisable or exchangeable for our ADSs, CPOs or common stock, or publicly disclose the intention to make the offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, CPOs or common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our ADSs, CPOs or common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities, Inc., other than (i) our ADSs, CPOs and common stock offered in the global offering, (ii) convertible securities publicly placed in the Mexican securities market with, among others, Mexican pension funds (SIEFORES), as described in “Recent Developments” or (iii) any ADSs, CPOs or shares of our common stock issued upon the exercise of options outstanding as of the date hereof.

All our directors and executive officers have entered into lock-up agreements with the international underwriters pursuant to which each of them, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities, Inc. (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, CPOs or shares of common stock or any securities convertible into or exercisable or exchangeable for our ADSs, CPOs or shares of common stock (including ADSs, CPOs or shares of common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, CPOs or shares of common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration in the United States, Mexico or elsewhere of any of our ADSs, CPOs or shares of common stock or any security convertible into or exercisable or exchangeable for our ADSs, CPOs or shares of common stock, in the case of each of the clauses (i), (ii) and (iii) above, other than (A) transfers of shares of our ADSs, CPOs or shares of common stock as a bona fide gift or gifts, (B) transfers to any immediate family member of such person or trust for the direct or indirect benefit of such person and/or any immediate family member of such person, (C) upon the death of such person, transfers of our ADSs, CPOs or shares of common stock by the estate of such person and (D) in certain cases, pledges of our ADSs, CPOs or shares of common stock as collateral in connection with bank debt; provided that, in the case of any transfer or distribution pursuant to clause (A), (B) or (C) above, each donee or transferee executes a lock-up letter to the foregoing effect; and provided, further, that, in the case of any transfer or distribution pursuant to clause (A), (B) or (C) above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution.

Notwithstanding the foregoing paragraphs, if (a) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (b) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions on us and our directors and executive officers regarding the sale of similar securities will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listings

Our ADSs are listed on the New York Stock Exchange under the symbol “CX.” Our CPOs are listed on the Mexican Stock Exchange under the symbol “CEMEX.CPO.”

Price stabilization and short positions

In connection with this offering, J.P. Morgan Securities Inc. on behalf of the international and Mexican underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling CPOs and ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs and CPOs while the global offering is in progress. Stabilization transactions, if conducted, will be required to be conducted pursuant to applicable law. These stabilizing transactions may include making short sales of the CPOs and ADSs, which involves the sale by underwriters of a greater number of CPOs and ADSs than they are required to purchase in the global offering, and purchasing CPOs and ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment options referred to above, or may be “naked” shorts, which are short positions in excess of that amount, provided that naked shorts are not permissible in respect of transactions carried out in the Mexican market. The underwriters may close out any covered short position either by exercising their over-allotment options, in whole or in part, or by purchasing shares in the open market. In making this determination, J.P. Morgan Securities Inc. will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment options. A naked short position is more likely to be created if J.P. Morgan Securities Inc. is concerned that there may be downward pressure on the price of the CPOs and ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position. The Mexican underwriters, however, are not permitted to make “naked” short sales of CPOs.

These activities may have the effect of raising or maintaining the market price of the CPOs or ADSs or preventing or retarding a decline in the market price of the CPOs or ADSs, and, as a result, the price of the CPOs or ADSs may be higher than the price that otherwise might exist in the open market. If J.P. Morgan Securities Inc. commences these activities, they may discontinue them at any time. J.P. Morgan Securities Inc. may carry out these transactions on the New York Stock Exchange, the Mexican Stock Exchange, in the over-the-counter market or otherwise.

Selling restrictions

No action has been taken in any jurisdiction (except in the United States and, with respect to the Mexican offering, in Mexico) that would permit a public offering of our CPOs and ADSs, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus, the Spanish-language prospectus used in the Mexican offering or any other material relating to us or our CPOs and ADSs where action for that purpose is required. Accordingly, our CPOs and ADSs may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus, the Spanish-language prospectus used in the Mexican offering or any other offering material or advertisements in connection our CPOs and ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

This prospectus supplement has not been prepared in the context of a public offering of securities in France (appel public à l’épargne) within the meaning of Article L.411-1 and seq. of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (“AMF”) regulations and has therefore not been submitted to the AMF for prior approval or otherwise. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus supplement nor any other offering material relating to the securities has been distributed or caused to be distributed, will be distributed or caused to be distributed to the public in France, or used in connection with any offer for subscription, exchange or sale of the international shares to the public in France. Any such offers, sales and distributions may be made in France only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to “qualified investors” (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2, D.411-4 of the French Code monétaire et financier) on the condition that no such prospectus supplement nor any other offering material relating to the securities shall be delivered by then to any person nor reproduced (in whole or in part). Such “qualified investors” are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-4 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier). Investors in France and any persons into whose possession offering material comes must inform themselves about and observe any such restrictions.

United Kingdom

Each of the underwriters has agreed that this document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Germany

Any offer or solicitation of the securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus supplement has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement and any other document relating to the securities as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the securities to the public in Germany, any public marketing of the securities or any public solicitation for offers to subscribe for or otherwise acquire the securities. The prospectus supplement and other offering materials relating to the offer of the securities are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Italy

The offering of the securities has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the securities may not be offered or sold, and copies of this offering document or any other document relating to the ADSs or CPOs may not be distributed in Italy except to Qualified Investors, as defined in Article 2, paragraph 2, letter e), (i), (ii) and (iii) of EU Directive 2003/71/EC or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the “Consolidated Financial Act”) or CONSOB Regulation no. 11971 of May I4, 1999, as amended (the “Issuers’ Regulation”) applies, including those provided for under Article 100 of the Finance Law and Article 33 of the Issuers Regulation, and provided, however, that any such offer or sale of the securities or distribution of copies of this offering document or any other document relating to the securities in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the securities, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, as amended, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Any investor purchasing the securities is solely responsible for ensuring that any offer or resale of the securities it purchases occurs in compliance with applicable laws and regulations. This prospectus supplement and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy which is not a “qualified investor” for any reason. No person resident or located in Italy other than the original recipients of this document may rely on its contents.

Spain

The securities may only be offered in Spain in accordance with law 24/1988, of July 28, 1998, as amended, and Royal Decree 1310/2005, of November 4, 2005, and any regulation issued thereunder.

The Netherlands

The securities may not, directly or indirectly, be offered or acquired in the Netherlands and this offering memorandum may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a or 1156 of the Swiss Code of Obligations nor is it a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. The securities may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the securities may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the securities in Switzerland.

Luxembourg

The securities may not be offered or sold in the Grand Duchy of Luxembourg, except for the securities which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The securities are offered to a limited number of investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Conflicts of interest

The international underwriters and/or their affiliates (and affiliates of Lazard Ltd) have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the Mexican and international underwriters or their affiliates have participated in, and have agreed to refinance portions of our and our subsidiaries’ outstanding indebtedness under, the financing agreement recently entered into with our creditors and will receive a portion of the net proceeds from this offering, all of which will be used to repay indebtedness outstanding under the financing agreement. Accordingly, this offering is being made in compliance with the requirements of NASD Conduct Rule 2720 of the U.S. Financial Industry Regulation Authority. The international underwriters with a conflict of interest will not confirm sales of the ADSs or CPOs to any account over which they exercise discretionary authority without the prior written approval of the customer.

An affiliate of Lazard Ltd referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In addition, from time to time, certain of the international underwriters and/or their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

Certain legal matters in connection with this offering will be passed upon for CEMEX by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the international underwriters by Simpson Thacher & Bartlett LLP, New York, New York. The validity of the CPOs underlying the ADSs will be passed upon for CEMEX by Lic. Ramiro G. Villarreal, General Counsel of CEMEX, and for the underwriters by Ritch Mueller, S.C. Mr. Villarreal, our General Counsel and secretary of our board of directors, is a holder of our securities, and is a participant in our stock option programs.

Experts

Our consolidated financial statements and schedules as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference into this prospectus supplement in reliance upon the reports of KPMG Cárdenas Dosal, S.C., an independent registered public accounting firm, incorporated by reference herein and appearing in our annual report on Form 20-F for the year ended December 31, 2008, and upon the authority of that firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company’s ability to fulfill its short and long-term debt obligations that mature in 2009 is dependent on successfully completing its refinancing, which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

	Notes		June 30, 2009 (unaudited)	December 31, 2008
ASSETS
CURRENT ASSETS
Cash and temporary investments	3	Ps	12,890	13,604
Trade receivables less allowance for doubtful accounts	4		20,576	18,276
Other accounts receivable	5		9,310	9,945
Inventories, net	6		19,888	22,358
Other current assets	7		3,448	4,012

Total current assets			66,112	68,195

NON-CURRENT ASSETS
Investments in associates	8A		14,064	14,200
Other investments and non-current accounts receivable	8B		22,543	24,633
Property, machinery and equipment, net	9		273,362	281,858
Goodwill, intangible assets and deferred charges, net	10		222,956	234,736

Total non-current assets			532,925	555,427

TOTAL ASSETS		Ps	599,037	623,622

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	11A	Ps	76,203	95,270
Other financial obligations	11B		–	3,462
Trade payables			20,717	22,543
Other accounts payable and accrued expenses	12		28,469	31,462

Total current liabilities			125,389	152,737

NON-CURRENT LIABILITIES
Long-term debt	11A		177,512	162,824
Other financial obligations	11B		–	1,823
Employee benefits			7,409	6,788
Deferred income tax liability			38,443	38,439
Other non-current liabilities	12		23,273	23,744

Total non-current liabilities			246,637	233,618

TOTAL LIABILITIES			372,026	386,355

STOCKHOLDERS’ EQUITY
Majority interest:
Common stock	13A		4,120	4,117
Additional paid-in capital	13A		74,145	70,171
Other equity reserves	13B		19,133	28,730
Retained earnings	13B		83,302	85,396
Net income			2,535	2,278

Total majority interest			183,235	190,692
Minority interest and perpetual debentures	13C		43,776	46,575

TOTAL STOCKHOLDERS’ EQUITY			227,011	237,267

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	599,037	623,622

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

(Millions of Mexican pesos, except for earnings per share)

			For the six-month periods ended June 30,
			2009	2008
	Notes		(unaudited)
Net sales	2P	Ps	109,396	123,367
Cost of sales	2Q		(77,013)	(84,581)

Gross profit			32,383	38,786

Administrative and selling expenses			(15,002)	(17,458)
Distribution expenses			(7,135)	(7,091)

Total operating expenses	2Q		(22,137)	(24,549)

Operating income			10,246	14,237

Other income (expenses), net	2S		(1,897)	1,570

Operating income after other expenses, net			8,349	15,807

Comprehensive financing result:
Financial expense	11		(5,806)	(5,304)
Financial income			182	205
Results from financial instruments	11		(2,091)	(204)
Foreign exchange results	2D		(937)	483
Monetary position result	2A		178	337

Comprehensive financing result			(8,474)	(4,483)

Equity in income of associates			66	411

Income (loss) before income tax			(59)	11,735

Income tax			2,710	(1,849)

Consolidated net income			2,651	9,886
Minority interest net income			116	272

MAJORITY INTEREST NET INCOME		Ps	2,535	9,614

BASIC EARNINGS PER SHARE FOR THE PERIOD	16	Ps	0.11	0.43
DILUTED EARNINGS PER SHARE FOR THE PERIOD	16	Ps	0.11	0.43

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(Millions of Mexican pesos)

		For the six-month periods ended June 30,
			2009	2008
	Notes		(unaudited)
OPERATING ACTIVITIES
Majority interest net income		Ps	2,535	9,614
Non-cash items:
Depreciation and amortization of assets	9 and 10		11,006	10,133
Impairment of assets	6, 9 and 10		8	310
Equity in income of associates	8A		(66)	(411)
Minority interest			116	272
Other expenses, net			874	(1,880)
Comprehensive financing result			8,474	4,483
Income taxes			(2,710)	1,849
Changes in working capital, excluding financial expense and income taxes			(4,273)	(3,049)

Net cash flows provided by operating activities before comprehensive financing results and income taxes			15,964	21,321
Financial expense paid in cash			(4,117)	(5,882)
Income taxes paid in cash			(989)	(2,250)

Net cash flows provided by operating activities			10,858	13,189

INVESTING ACTIVITIES
Property, machinery and equipment, net	9		(4,128)	(9,922)
Disposal of subsidiaries and associates, net	8A and 10		952	5,315
Investment derivative instruments			–	110
Intangible assets and other deferred charges	10		(1,301)	226
Long-term assets, net			558	198
Others, net			490	(400)

Net cash flows used in investing activities			(3,429)	(4,473)

FINANCING ACTIVITIES
Issuance of common stock	13A		5	1
Financing derivative instruments			(8,051)	(609)
Dividends paid	13A		–	(213)
Repayment of debt, net	11A		3,683	(18,705)
Issuance of perpetual debentures, net of interest paid	13C		–	10,039
Non-current liabilities, net			(139)	237

Net cash flows used in financing activities			(4,502)	(9,250)

Cash and temporary investments currency translation effect			(3,641)	(797)
Decrease in cash and temporary investments			(714)	(1,331)
Cash and temporary investments at beginning of period			13,604	8,671

CASH AND INVESTMENTS AT END OF PERIOD	3	Ps	12,890	7,340

Changes in working capital:
Trade receivables, net		Ps	649	(1,938)
Other accounts receivable and other assets			(221)	783
Inventories			3,364	(1,830)
Trade payables			(3,229)	906
Other accounts payable and accrued expenses			(4,836)	(970)

		Ps	(4,273)	(3,049)

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

1.	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002 this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares or “ADSs” under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

A)	BASIS OF PRESENTATION AND DISCLOSURE

The financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), which recognized the effects of inflation on the financial information until December 31, 2007. The accompanying balance sheet as of June 30, 2009, as well as the income statements and cash flow statements for the periods ended June 30, 2009 and 2008, and their related disclosures included in these notes to the financial statements for the same interim periods are unaudited.

Inflationary	accounting

Beginning January 1, 2008, according to new MFRS B-10, “Inflation Effects” (“MFRS B-10”), inflationary accounting will only be applied in a high-inflation environment, defined by the MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective countries. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation will be restated to take account for inflation. Designation of a country as a high inflation environment takes place at the end of each year, and inflation restatement is applied prospectively. As of June 30, 2009, except for subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica, CEMEX subsidiaries operated in low-inflation environments.

Beginning in 2008, MFRS B-10 eliminates the restatement of the financial statements for the period as well as the comparative financial statements for prior periods into constant amounts as of the most recent balance sheet date. Therefore, beginning in 2008, all financial statements are presented in nominal pesos.

Under MFRS, B-10, the restatement adjustments as of the date that the inflationary accounting was discontinued should prevail as part of the assets’ carrying amounts. Beginning in 2008, when moving from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time inflationary accounting was applied.

Upon adoption of new MFRS B-10, on January 1, 2008, the accumulated result for holding non-monetary assets as of December 31, 2007, was reclassified from “Deficit in equity restatement” (note 13B) to “Retained earnings,” representing a decrease in this caption of approximately Ps97,722.

Definition	of terms

When reference is made to “pesos” or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share,” the amounts in these notes are stated in millions. When reference is made to “US$” or “dollars,” it means millions of dollars of the United States of America (“United States”). When reference is made to “£” or “pounds sterling,” it means millions of British pounds sterling; when reference is made to “€” or “Euros,” it means millions of Euros, the currency in circulation in a significant number of European Union countries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are informative data and should not be construed as representations that the amounts in pesos actually represent those dollar amounts or could be converted into dollars at the rate indicated. The translation procedures used are detailed as follows:

•

When the amount between parentheses is in dollars, the amount was originated in pesos or other currencies. For balance sheet amounts as of June 30, 2009 and December 31, 2008, such dollar translations were calculated using the closing exchange rates of Ps13.18 and Ps13.74 per dollar, respectively. For income statement amounts for the six-month periods ended June 30, 2009 and 2008, such dollar translations were calculated using the average exchange rates of Ps13.98 and Ps10.55 pesos per dollar, respectively. Translations into pesos were calculated using the closing exchange rates for balance sheet amounts and the average exchange rates of the respective periods for income statement amounts.

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amount was originated in other currencies. For balance sheets as of June 30, 2009 and December 31, 2008, foreign currency amounts were translated into dollars and subsequently into pesos using the closing exchange rates of the respective period.

B)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities. Balances and transactions between related parties have been eliminated in consolidation.

The financial statements of joint ventures, which are those entities in which CEMEX and third-party investors have agreed to exercise joint control, are consolidated through the proportional integration method considering CEMEX’s interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interests in Joint Ventures.” CEMEX applies the full consolidation or the equity method, as applicable, for those joint ventures in which one of the venture partners controls the entity’s administrative, financial and operating policies.

Investments in associates are accounted for by the equity method, when CEMEX holds between 20% and 50% and has significant influence unless it is proven that CEMEX has significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering, when applicable, the effects of inflation.

C)	USE OF ESTIMATES

The preparation of financial statements in accordance with MFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main captions subject to estimates and assumptions include, among others, long-lived assets, allowances for doubtful accounts, inventories, deferred income tax assets, the fair market values of financial instruments and the assets and liabilities related to employee benefits.

D)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated into pesos at the closing exchange rate for balance sheet accounts and at the average exchange rate of each month for income statement accounts. The corresponding translation adjustment is included within “Other equity reserves” in the balance sheet.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The closing and average exchange rates used to translate the balance sheets and income statements, respectively, of the Company’s main foreign subsidiaries, are the following:

	As of June 30, 2009		As of December 31, 2008	As of June 30, 2008
Currency	Closing	Average	Closing	Average

United States Dollars	13.18	13.98	13.74	10.55
Euro	18.4956	18.6702	19.2060	16.2973
British Pound Sterling	21.6919	20.9389	20.0496	20.9331
Colombian Peso	0.0061	0.0059	0.0061	0.0057
Egyptian Pound	2.3526	2.4924	2.4889	1.9414
Philippine Peso	0.2738	0.2910	0.2891	0.2496

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by Banco de México (the Mexican Central Bank).

E)	CASH AND INVESTMENTS (note 3)

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by investments held for trading purposes, which are easily convertible into cash and have maturities of less than three months from the investment date. Those investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities, such as shares of public companies, are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation arising from these investments are included in the income statements as part of the “Comprehensive financing result.”

The balance in cash and investment accounts excludes amounts deposited in margin accounts in financial institutions that guarantee CEMEX obligations incurred through derivative financial instruments. When contracts of such instruments contain provisions for net settlement, these margin accounts are offset against the liabilities that CEMEX has with its counterparts (note 11B).

F)	INVENTORIES (note 6)

Starting in 2008, based on the changes to MFRS B-10 (note 2A), inventories are valued using the lower between production cost and market value. Until 2007, inventories were valued using the lower between their replacement cost and market value. Production cost may correspond to the latest purchase price, the average price of the last purchases or the last production cost. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

G)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE (note 8B)

Other investments and non-current accounts receivable include CEMEX’s collection rights with maturities of more than twelve months as of the balance sheet date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments, are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the income statement as part of the “Comprehensive financing result.”

H)	PROPERTY, MACHINERY AND EQUIPMENT (note 9)

Property, machinery and equipment are recognized at their acquisition or construction cost, and amounts are restated as applicable, considering guidelines from MFRS B-10 (note 2A). Starting on January 1, 2008, when inflationary accounting is applied only during periods of high inflation, such assets should be restated using the factors derived from the general price index of the countries where the assets are held.

Depreciation of fixed assets is recognized within “Cost of sales” and “Administrative and selling expenses,” depending on the utilization of the respective assets, and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The maximum average useful lives by category of assets are as follows:

Years
Administrative buildings	32
Industrial buildings	26
Machinery and equipment in plant	19
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	7

CEMEX capitalizes, as part of the historical cost of fixed assets, the “Comprehensive financing result,” which includes interest expense and when inflationary accounting is applied during periods of high inflation, the monetary position result, arising from indebtedness incurred during the construction or installation period of significant fixed assets, considering CEMEX’s average interest rate and the average balance of investments in process during the period. No specific debt instrument can be identified as the funding vehicle of a particular investment project.

Costs incurred in operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. These capitalized costs are depreciated over the remaining useful lives of the related fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

I)	BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 10)

In accordance with MFRS B-7, “Business Combinations,” CEMEX applies the following accounting principles after a business acquisition: a) application of the purchase method as the sole recognition alternative; b) allocation of the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date; c) intangible assets acquired are identified and recognized at fair value; d) any unallocated portion of the purchase price is recognized as goodwill; and e) goodwill is not amortized and is subject to periodic impairment tests (note 2J).

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated with the assets are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost, and are restated during high inflation periods to comply with MFRS B-10 (note 2A). Such assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which is approximately 5 years.

Pre-operational expenses are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create new products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily routines. Total combined expenses of these departments were approximately US$13 and US$17, respectively, for the six-month periods ended June 30, 2009 and 2008.

J)	IMPAIRMENT OF LONG LIVED ASSETS (notes 9 and 10)

Property,	machinery and equipment, intangible assets of definite life and other investments

According to MFRS C-15, “Impairment and disposal of long-lived assets” (“MFRS C-15”), property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the operating environment in which CEMEX operates, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their book value may not be recovered, in which case an impairment loss is recorded in the income statement, within “Other expenses, net,” for the period when such determination is made. The impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Goodwill	and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when needed or at least once a year, normally during the last quarter of the year, by determining the value in use of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized if the value in use is lower than the net book value of the reporting unit. CEMEX determines the discounted amount of estimated future cash flows over a period of 5 years, unless a longer period is justified in a specific country considering its economic cycle and the situation of the industry.

The geographic segments reported by CEMEX (note 15), each integrated by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment. CEMEX concluded that the operating components that integrate the reported segment have similar economic characteristics, by considering: a) that the reported segments are the level used by CEMEX to organize and evaluate its activities in the internal information system; b) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; c) the vertical integration in the value chain of the products comprising each component; d) the type of clients, which are substantially similar in all components; e) the operative integration among components; and f) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

Impairment tests are significantly sensitive, among other factors, to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have a significant effect on such impairment tests. CEMEX uses specific discount rates for each reporting unit, which considers the weighted average cost of capital of each country.

In the determination of our reporting units’ value in use, the amounts of estimated undiscounted future cash flows are significantly sensitive to the growth rate in perpetuity applied. Likewise, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied to each reporting unit. We use after-tax discount rates, which are applied to after-tax cash flows. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit.

K)	DERIVATIVE FINANCIAL INSTRUMENTS (note 11B)

In compliance with the guidelines established by its Risk Management Committee, CEMEX uses derivative financial instruments (“derivative instruments”), in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) the Company’s net investments in foreign subsidiaries, and (iii) executive stock option programs.

CEMEX recognizes derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value, and the changes in such fair values are recognized in the income statement within “Results from financial instruments” for the period in which they occur, except for hedges of cash flows and the net investment in foreign subsidiaries. Some derivative instruments have been designated as hedges. The accounting rules applied to specific derivative instruments are as follows:

a)	Changes in the fair value of interest rate swaps to exchange floating rates for fixed rates, designated and that are effective as hedges of the variability in the cash flows associated with the interest expense of a portion of the debt, as well as instruments negotiated to hedge the interest rates at which forecasted debt is expected to be contracted or existing debt renegotiated, are recognized in stockholders’ equity. These effects are reclassified to earnings as the interest expense of the related debt is accrued, or in the case of forecasted transactions, once the related debt has been negotiated and recognized in the balance sheet.

b)	Changes in the fair value of foreign currency forwards, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries, whose functional currency is different from the peso, are recognized in stockholders’ equity, offsetting the foreign currency translation result (note 2D). The reversal of the cumulative effect in stockholders’ equity to earnings would take place upon disposal of the foreign investment. When the hedging condition for these instruments is suspended, the subsequent valuation effects are recognized prospectively in the income statement as of the suspension date.

c)	Changes in the fair value of forward contracts in the Company’s own shares are recognized in the income statement as incurred, including those contracts designated as hedges of executive stock option programs. These effects are recognized as part of the costs related to such programs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

d)	Changes in the fair value of foreign currency options and forward contracts, negotiated to hedge an underlying firm commitment, are recognized in stockholders’ equity and are reclassified to earnings once the firm commitment takes place, as the effects from the hedged item are recognized in the income statement. With respect to a foreign currency hedge associated with a firm commitment for the acquisition of a net investment in a foreign country, the accumulated effect in stockholders’ equity is reclassified to the income statement when the purchase occurs.

e)	Changes in fair value generated by interest rate swaps, cross currency swaps (“CCS”) and other derivative instruments not designated as cash flow hedges are recognized in the income statement as they occur. The valuation effects of CCS are recognized and presented separately from the related short-term and long-term debt in the balance sheet; consequently, debt associated with the CCS is presented in the currencies originally negotiated.

Accrued interest generated by interest rate swaps and CCS is recognized as financial expense, adjusting the effective interest rate of the related debt. Accrued interest from other hedging derivative instruments is recorded within the same caption when the effects of the primary instrument subject to the hedging relation are recognized.

CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if, according to MFRS, they need to be separated from the host contract and recognized in the balance sheet as assets or liabilities at their estimated fair value, with changes in valuation recognized in the results for the period in which they occur, except when the embedded derivative is designated in a cash flow hedge transaction. In that case, the effective portion of the embedded derivative is temporarily recognized in other comprehensive income and is reclassified to earnings jointly with the effects of the underlying hedged item. The ineffective portion is immediately recognized in earnings.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparts, which act as valuation agents in these transactions.

L)	PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows or the delivery of other resources owned by the Company.

Restructuring	(note 12)

CEMEX recognizes a provision for restructuring costs only when the restructuring plans have been properly finalized and authorized by CEMEX’s management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset	retirement obligations (note 12)

CEMEX recognizes a liability for unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These liabilities represent the net present value of estimated future cash flows to be incurred in the restoration process, and they are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time, is charged to the income statement. Adjustments to the liability for changes in the estimated cash flows or the estimated disbursement period are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that the sites for the extraction of raw materials, the maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs	related to remediation of the environment (notes 12 and 18)

CEMEX recognizes a provision when it is probable that an environmental remediation liability exists and that it will represent an outflow of resources. The provision represents the estimated future cost of remediation. Provisions for environmental remediation costs are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such insurance reimbursement assets are not offset against the provision for remediation costs.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Contingencies	and commitments (notes 17 and 18)

Obligations or losses related to contingencies are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on the incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

M)	EMPLOYEE BENEFITS

Defined	contribution plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are periodically settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined	benefit plans, other post-retirement benefits and termination benefits

CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; b) other post-retirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, not associated with a restructuring event, which mainly represent ordinary severance payments by law. These costs are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits’ present value. The actuarial assumptions upon which the Company’s employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation). For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The actuarial gains and losses (“actuarial results”), which exceed a corridor of the greater of 10% of the fair value of any plan assets and of 10% of the present value of the defined benefit obligation, are amortized to the operating results over the employees’ estimated active service life. Considering the transition rules of new MFRS D-3, beginning January 1, 2008, the actuarial results, prior services and the transition liability recognized as of December 31, 2007, should be amortized in the income statement in a maximum period of five years. The net cost for the six-month periods ended on June 30, 2009 and 2008, includes a portion of this transition amortization.

The net period cost recognized in the operating results includes: a) the increase in the obligation resulting from additional benefits earned by employees during the period; b) interest cost, which results from the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period. Beginning in 2008, the excess amortization expense in the net periodic pension cost resulting from the transition rule is recognized within “Other expenses, net.”

N)	INCOME TAXES

The effects reflected in the income statements for deferred income taxes are recognized at interim dates based on the best estimates of the effective tax rate expected for the complete period. The effects reflected in the income statements for income taxes include the amounts incurred during the period determined according to the income tax law applicable to each subsidiary. According to MFRS D-4, “Accounting for Income Taxes” (“MFRS D-4”), income taxes incurred during the period are presented in the income statement.

Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary under the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, taking into account and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. According to MFRS, all items charged or credited directly in stockholders’ equity are recognized net of their deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change occurs and is officially enacted.

For the recognition of deferred tax assets derived from net operating losses and their corresponding valuation reserve, CEMEX makes an assessment of: a) the aggregate amount of self-determined tax loss carryforwards included in our income tax returns in each country that we consider the tax authorities would not reject based on the available evidence; and b) the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX considers that it is more-likely-than-not that the tax authorities would reject a self-determined deferred tax asset, the Company would decrease its deferred tax assets. Likewise, if CEMEX considers that it would not be able to use a deferred tax carryforward asset before its expiration, the Company would increase its valuation reserve. Both situations would result in additional income tax expense in the income statement for the period in which such determination is made.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The Company considers all available positive and negative evidence including factors such as market conditions, industry analysis, company expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc., in the determination of whether it is more likely than not that such deferred tax assets will ultimately be realized.

Every reporting period, the Company analyzes its actual results versus the Company’s estimates and adjusts as necessary its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s net income in such period.

On January 1, 2008, CEMEX adopted the new MFRS D-4, which: a) reclassified current and deferred Employee Statutory Profit Sharing (“ESPS”) to MFRS D-3, “Employee Benefits;” b) in connection with recoverable taxes paid against income tax of future periods, amounts should be recognized as a deferred tax asset only when it is probable that such tax will be recovered against the future income tax; and c) required the cumulative effect at December 31, 2007 for the initial recognition of deferred income tax effects from the adoption of the assets and liabilities method to be reclassified from “Other equity reserves” to “Retained earnings” (note 2O); and d) eliminated the exception not to calculate deferred income tax for investments in associates. CEMEX recognized the cumulative initial effect as of January 1, 2008 within retained earnings in the consolidated stockholders’ equity.

O)	STOCKHOLDERS’ EQUITY

Based on MFRS B-10 (note 2A), beginning on January 1, 2008, inflationary accounting was suspended considering that Mexico and the main countries in which CEMEX has operations have low-inflation environments. Until December 31, 2007, stockholders’ equity was restated using the restatement factors that considered the weighted averaged inflation and the changes between the exchange rates of the countries in which CEMEX operates and the Mexican peso. In compliance with Mexican regulations, common stock and additional paid-in capital were restated using the Mexican inflation factor; the other stockholders’ equity items were restated using the weighted average restatement factor. The corresponding inflation adjustment was included within “Other equity reserves” in the balance sheet.

Common	stock and additional paid-in capital (note 13A)

Balances of common stock and additional paid-in capital represent the value of stockholders’ contributions.

Other	equity reserves

The caption “Other equity reserves” groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity. This caption includes the elements of “Comprehensive income for the period,” which is presented in the statement of changes in stockholders’ equity. Comprehensive income includes, in addition to net income, certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners.

The most important items within “Other equity reserves” are as follows:

Items	of “Other equity reserves” within comprehensive financial income:

•

Results from holding non-monetary assets determined until December 31, 2007, which referred to the revaluation effect of non-monetary assets in each country (inventories, fixed assets, intangible assets), resulting from the use of specific restatement factors that differed from the weighted average consolidated inflation;

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of: a) changes in the estimated fair value of foreign currency forward contracts, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries whose functional currency is different from the peso (note 2K); b) foreign currency indebtedness directly related to the acquisition of foreign subsidiaries; and c) foreign currency related parties balances that are of a long-term investment nature (note 2D);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2K); and

•	The deferred income tax arising from items whose effects are directly recognized in stockholders’ equity.

Items	of “Other equity reserves” not included in comprehensive income:

•	Effects related to majority stockholders’ equity for changes or transactions affecting minority interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to majority stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid by perpetual debentures;

•	This caption includes the adjustments related to the cancellation of the Company’s own shares held in the Parent Company’s treasury, as well as those held by consolidated subsidiaries.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Retained	earnings (note 13B)

Represents the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and includes charges for the adoption of new MFRS during the period that decreased retained earnings as follows: a) the reclassification of the accumulated results from holding non-monetary assets (note 2A); b) the reclassification of the cumulative initial deferred income tax effect (note 2N); c) the cumulative initial deferred income tax recognition in investments in associates; and d) the cumulative initial deferred income tax recognition based on the assets and liabilities method (note 2N).

Minority	interest and perpetual debentures (note 13C)

Represents the share of minority stockholders in the results and equity of consolidated subsidiaries. Likewise, this caption includes the notional amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments because there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) option for CEMEX to defer interest payments or preferred dividends for indeterminate periods.

P)	REVENUE RECOGNITION

CEMEX’s consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

Revenue from the sale of goods and services is recognized upon shipment of products or through goods delivered or services rendered to customers, when there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Income generated from trading activities, in which CEMEX acquires finished goods from a third-party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, and is not acting as agent. Similarly, corresponding costs and expenses incurred in trading activities are recognized within either cost of sales, administrative, selling and distribution expenses, as appropriate.

Q)	COST OF SALES, ADMINISTRATIVE EXPENSES AND SELLING AND DISTRIBUTION EXPENSES

The caption “Cost of sales” represents the production cost. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight of raw material between plants. The caption excludes expenses related to personnel, equipment and services involved in sale activities, storage of product in points of sales as well as freight of finished product between plants and points of sale, all of which are recognized within “Administrative and selling expenses.” Likewise, cost of sales excludes freight expenses between points of sales and customers’ facilities, which are recognized within distribution expenses.

The “Administrative and selling expenses” line item in the income statements includes transfer costs from CEMEX’s producing plants to its selling points, as well as costs related to warehousing of products at the selling points. For the six-month periods ended June 30, 2009 and 2008, selling expenses amounted to Ps4,939 and Ps6,329, respectively. Distribution expenses refer to freight of finished products between points of sale and the customers’ facilities.

R)	MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is determined by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities).

S)	OTHER INCOME (EXPENSES), NET

The caption “Other expenses, net” in the income statements consists primarily of revenues and expenses derived from transactions or events not directly related to CEMEX’s main activity, or which are of unusual or non-recurring nature. The most significant items included under this caption for the six-month periods ended June 30, 2009 and 2008, are the following:

		June 30, 2009	June 30, 2008
Impairment losses (notes 6, 9 and 10)	Ps	(8)	(310)
Restructuring costs (note 12)		(134)	(7)
Non-operative donations		(112)	(144)
Current and deferred ESPS (note 2N)		(3)	(99)
Anti-dumping duties		(7)	(11)
Results from the sale of assets and others, net		(1,633)	2,141

	Ps	(1,897)	1,570

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

T)	EXECUTIVE STOCK OPTION PROGRAMS (NOTE 14)

Options granted to executives are defined as equity instruments, in which services received from employees are settled through the delivery of shares; or as liability instruments, in which the Company incurs a liability by committing to pay the intrinsic value of the option as of the exercise date. The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in earnings during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments should be valued at their estimated fair value at each reporting date, recognizing the changes in valuation through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

CEMEX concluded that the options in its “fixed program” (note 14) represent equity instruments considering that services received are settled through the issuance of new shares upon exercise; meanwhile, options granted under its other programs (note 14) represent liability instruments. Activity under these programs and their accounting effect are presented in note 14. The intrinsic value represents the existing appreciation between the market price of the share and the exercise price of such share established in the option.

U)	EMISSION RIGHTS: EUROPEAN EMISSION TRADING SYSTEM TO REDUCE GREENHOUSE GAS EMISSIONS

CEMEX, as a cement producer, is involved in the European Emission Trading Scheme (“EU ETS”), which aims to reduce carbon-dioxide emissions (“CO2”). Under this directive, governments of the European Union (“EU”) countries grant, currently at no cost, CO2 emission allowances (“EUAs”). If CO2 emissions exceeded EUAs received, CEMEX would then be required to purchase the deficit of EUAs in the market, which would represent an additional production cost. The EUAs granted by any member state of the EU can be used to settle emissions in another member state. Consequently, CEMEX manages its portfolio of EUAs held on a consolidated basis for its cement production operations in the EU. In addition, the United Nations environmental agency grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. These certificates may be used in specified proportions to settle EUAs obligations within the EU ETS. As of June 30, 2009, CEMEX is developing several projects to reduce CO2 emissions that generate CERs.

CEMEX’s accounting policy to recognize the effects derived from the EU ETS, in the absence of a FRS or MFRS that defines an accounting recognition for these schemes, is the following: a) EUAs received from different EU countries are recognized at cost; this presently means at zero value; b) any revenues received from the sale of any surplus of EUAs are recognized decreasing cost of sales; c) EUAs and/or CERs acquired to hedge current CO2 emissions for the period are recognized at cost as intangible assets, and are amortized to cost of sales during the remaining compliance period; d) EUAs and/or CERs acquired for trading purposes are recognized at cost as financial assets and are restated at their market value as of the balance sheet date, recognizing changes in valuation within “Results from financial instruments”; e) CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of EUAs, net of any benefit in the form of EUAs and/or CERs obtained through exchange transactions; and f) forward purchase and sale transactions of EUAs and/or CERs to hedge deficits, or to dispose of surpluses, are treated as contingencies and are recognized at the amount paid or received upon physical settlement; meanwhile, forward transactions with trading purposes are treated as financial instruments and are recognized as assets or liabilities at their estimated fair value. Changes in valuation are recognized within “Results from financial instruments.”

The second phase of the EU ETS began on January 1, 2008, comprising 2008 through 2012. CEMEX originally expected to receive from the governments an insufficient number of EUAs for the complete phase. Even though there were reductions in some countries of the number of EUAs received from phase I, the combined effect of alternate fuels that help reduce the emission of CO2 and the downturn in production estimates in the European region during the second phase, as a result of the global economic crisis, which deepened beginning in September 2008, generated an excess of EUAs received over the estimated CO2 emissions during the second phase. From the consolidated surplus, nearly 10 million EUAs were sold during 2008 generating revenue of approximately Ps3,666, of which, approximately Ps94 was recognized during the first half of 2008. During the first half of 2009, CEMEX sold an additional portion of its consolidated surplus of EUAs for approximately Ps961. Revenue from the sale of EUAs is recognized in the cost of sales decreasing the energy cost. In addition, as of December 31, 2008, there were contracts for the sale of 2,550,000 EUAs to be physically settled in March 2009 and 220,000 EUAs to be physically settled in December 2012, with a net aggregate amount of €42 (US$59 or Ps778). Likewise, as of December 31, 2008, there were contracts for the exchange of EUAs for CERs to be physically settled in December 2012, having a positive effect on CEMEX of 989,500 CERs. During the first half of 2009, CEMEX early settled in cash its entire forward and swap contracts related to EUAs outstanding at the end of 2008. There were no significant effects as a result of these early settlements.

V)	CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of June 30, 2009 and December 31, 2008 and for the six-month periods ended June 30, 2009 and 2008, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

3.	CASH AND INVESTMENTS

Consolidated cash and investments as of June 30, 2009 and December 31, 2008, consist of:

		June 30, 2009	December 31, 2008
Cash and bank accounts	Ps	11,125	10,428
Fixed-income securities		1,741	2,574
Investments in marketable securities		24	602

	Ps	12,890	13,604

4.	TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of June 30, 2009 and December 31, 2008, consist of:

		June 30, 2009	December 31, 2008
Trade accounts receivable	Ps	23,102	20,610
Allowances for doubtful accounts		(2,526)	(2,334)

	Ps	20,576	18,276

As of June 30, 2009 and December 31, 2008, “Trade accounts receivable” exclude trade accounts receivable of Ps11,442 (US$868) and Ps14,765 (US$1,075), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, the United States, Spain and France. Under these programs, CEMEX effectively surrenders control associated with the trade receivables sold and there is no guarantee or obligation to reacquire the assets; therefore, the amount of receivables sold is removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recognized as financial expense and amounted to approximately Ps334 (US$24) and Ps346 (US$33) as of June 30, 2009 and 2008, respectively.

5.	OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable as of June 30, 2009 and December 31, 2008 consist of:

		June 30, 2009	December 31, 2008
Non-trade accounts receivable	Ps	4,855	4,682
Current portion of valuation of derivative financial instruments		1,194	2,650
Interest and notes receivable		2,329	1,265
Loans to employees and others		620	813
Refundable taxes		312	535

	Ps	9,310	9,945

Non-trade accounts receivable mainly relate to the sale of assets. Interest and notes receivable include Ps2,188 (US$166) as of June 30, 2009 and Ps1,156 (US$84) as of December 31, 2008 arising from uncollected trade receivables sold under securitization programs (note 4).

6.	INVENTORIES

Consolidated balances of inventories as of June 30, 2009 and December 31, 2008, are summarized as follows:

		June 30, 2009	December 31, 2008
Finished goods	Ps	6,513	7,666
Work-in-process		3,776	3,718
Raw materials		3,548	3,991
Materials and spare parts		5,744	6,418
Advances to suppliers		456	676
Inventory in transit		288	429
Allowance for obsolescence		(437)	(540)

	Ps	19,888	22,358

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

7.	OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, consist of:

		June 30, 2009	December 31, 2008
Advance payments	Ps	1,926	1,478
Assets held for sale		1,522	2,534

	Ps	3,448	4,012

Assets held for sale are stated at the lower of the acquisition cost and their estimated realizable value.

8.	INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

8A)	INVESTMENTS IN ASSOCIATES

Investments in shares of associates as of June 30, 2009 and December 31, 2008, are summarized as follows:

		June 30, 2009	December 31, 2008
Book value at acquisition date	Ps	8,121	8,033
Changes in stockholders’ equity since acquisition		5,943	6,167

	Ps	14,064	14,200

As of June 30, 2009 and December 31, 2008, investments in shares of associates are as follows:

	Activity	Country	%		June 30, 2009	December 31, 2008
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,472	4,439
Cement Australia Holdings Pty Limited	Cement	Australia	25.0		2,423	2,199
Ready Mix USA, LLC	Concrete	United States	49.9		2,368	2,586
Trinidad Cement Ltd	Cement	Trinidad	20.0		606	660
Cancem, S.A. de C.V.	Cement	Mexico	10.3		476	480
Société Méridionale de Carrières	Aggregates	France	33.3		294	320
Société d’Exploitation de Carrières	Aggregates	France	50.0		238	254
ABC Capital, S.A. de C.V.S.F.O.M.	Financing	Mexico	49.0		234	221
Société des Ciments Antillais	Cement	French Antilles	26.1		223	231
Lehigh White Cement Company	Cement	United States	24.5		220	224
Other companies	–	–	–		2,510	2,586

				Ps	14,064	14,200

In 2005, CEMEX, Inc., the Company’s subsidiary in the United States, and Ready Mix USA, Inc., a ready-mix concrete producer in the Southeastern United States, established two limited liability companies, CEMEX Southeast, LLC and Ready Mix USA, LLC. Pursuant to the relevant agreements, CEMEX contributed to CEMEX Southeast, LLC the cement plants in Demopolis, AL and Clinchfield, GA and 11 cement terminals, representing approximately 98% of the contributed capital, while Ready Mix USA’s contributions represented approximately 2% of the contributed capital. To Ready Mix USA, LLC, CEMEX contributed ready-mix concrete, aggregates and concrete block plants in Florida and Georgia, representing approximately 9% of the contributed capital, while Ready Mix USA contributed all of its ready-mix concrete and aggregates operations in Alabama, Georgia, the Panhandle region in Florida and Tennessee, as well as its concrete block plants in Arkansas, Tennessee, Mississippi, Florida and Alabama, representing approximately 91% of the contributed capital. CEMEX owns a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC; whereas Ready Mix USA owns a 50.01% interest and CEMEX owns a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. As of June 30, 2009 and December 31, 2008, CEMEX has control and fully consolidates CEMEX Southeast, LLC. CEMEX’s interest in Ready Mix USA, LLC is accounted under the equity method.

On January 11, 2008, in connection with the assets acquired from Rinker and as part of the agreements with Ready Mix USA, CEMEX contributed and sold to Ready Mix USA, LLC certain assets located in the sites of Georgia, Tennessee and Virginia, at a fair value of approximately US$437, receiving an established value of US$380, which included the value of the contribution of US$260 and the value of the sale of US$120 received in cash. As part of the same transaction, Ready Mix USA contributed US$125 in cash to Ready Mix USA, LLC which, in turn, received bank loans of US$135 and made a special distribution to CEMEX in cash for US$135. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA, LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. The difference between the fair value and the established value of approximately US$57 is included within investment in associates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

In March 2008 CEMEX announced the sale, through a subsidiary, of 119 million of CPOs of AXTEL, S.A.B. de C.V. (“AXTEL”), which represented 9.5% of the equity capital of AXTEL for approximately Ps2,738, recognizing a net gain of approximately Ps1,463 in 2008 within “Other expenses, net.” The sale represented approximately 90% of CEMEX’s position in AXTEL, which has been part of the Company’s investments in associates.

During the first half of 2009, CEMEX sold its 49% interest in a joint venture of quarry operations. See note 9 below.

8B)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of June 30, 2009 and December 31, 2008, other investments and non-current accounts receivable are summarized as follows:

		June 30, 2009	December 31, 2008
Non-current portion of valuation of derivative financial instruments	Ps	8,587	8,002
Non-current accounts receivable and other assets		13,956	16,631

	Ps	22,543	24,633

The caption “Non-current accounts receivable and other assets” include approximately Ps6,327 as of June 30, 2009 and Ps6,877 as of December 31, 2008 corresponding to CEMEX’s net investment in confiscated assets in Venezuela (note 10A).

9.	PROPERTY, MACHINERY AND EQUIPMENT

Consolidated property, machinery and equipment as of June 30, 2009 and December 31, 2008 consist of:

		June 30, 2009	December 31, 2008
Land and mineral reserves	Ps	88,982	89,534
Buildings		66,135	67,029
Machinery and equipment		262,157	265,745
Construction in progress		16,243	17,999
Accumulated depreciation and depletion		(160,155)	(158,449)

	Ps	273,362	281,858

On June 15, 2009, CEMEX sold three quarries (located in Nebraska, Wyoming and Utah) and its 49% interest in a joint venture of quarry operations (located in Granite Canyon, Wyoming) to Martin Marietta Materials, Inc. for approximately US$65.

10.	GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

Consolidated goodwill, intangible assets and deferred charges as of June 30, 2009 and December 31, 2008, are summarized as follows:

		June 30, 2009				December 31, 2008
		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount

Intangible assets of indefinite useful life:
Goodwill	Ps	158,853	–	158,853	Ps	164,608	–	164,608
Intangible assets of definite useful life:
Extraction rights		30,047	(2,007)	28,040		31,165	(1,673)	29,492
Cost of internally developed software		8,103	(4,637)	3,466		7,997	(3,807)	4,190
Industrial property and trademarks		4,497	(2,150)	2,347		4,567	(1,850)	2,717
Customer relationships		6,502	(1,186)	5,316		6,666	(916)	5,750
Mining projects		2,119	(314)	1,805		1,446	(150)	1,296
Other intangible assets		7,709	(3,861)	3,848		8,010	(3,472)	4,538
Deferred charges and others:
Deferred income taxes		17,623	–	17,623		21,300	–	21,300
Deferred financing costs		2,543	(885)	1,658		1,291	(446)	845

	Ps	237,996	(15,040)	222,956	Ps	247,050	(12,314)	234,736

As of June 30, 2009 and June 30, 2008, amortization of intangible assets of definite useful life recognized within operating expenses was approximately Ps2,362 and Ps2,207, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Goodwill

Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase. Goodwill is not amortized and is subject to impairment tests. During the periods ended June 30, 2009 and 2008, CEMEX did not incur impairment charges (note 10B). Changes in goodwill balances between June 30, 2009 and December 31, 2008 are fully related to foreign currency fluctuations.

Goodwill balances by reporting unit as of June 30, 2009 and December 31, 2008, are summarized as follows:

		June 30, 2009	December 31, 2008
North America
United States	Ps	117,993	123,428
Mexico		6,367	6,412
Europe
Spain		8,765	9,069
France		3,626	3,638
United Kingdom		4,332	4,350
Other Europe 1		550	697
Central and South America and the Caribbean
Colombia		4,972	5,063
Dominican Republic		222	231
Other Central and South America and the Caribbean 2		951	985
Africa and Middle East
Egypt		230	231
United Arab Emirates		1,286	1,557
Asia and Australia
Australia		7,749	7,067
Philippines		1,447	1,505
Others
Other reporting units 3		363	375

	Ps	158,853	164,608

1.	“Other Europe” refers mainly to the reporting units in the Czech Republic, Ireland and Latvia.

2.	“Other Central and South America and the Caribbean” refers mainly to the reporting units in Costa Rica, Panama and Puerto Rico.

3.	This segment primarily consists of CEMEX’s subsidiary in the information technology and software development business.

A)	MAIN ACQUISITIONS AND DIVESTITURES DURING THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

Sale	of CEMEX’s assets in Australia

On June 15, 2009, CEMEX announced that it had reached an agreement to sell its operations in Australia to Holcim Group for approximately 2,020 million Australian dollars (approximately US$1,639 or Ps21,602). The agreement is subject to fulfillment of various conditions, including due diligence and funds from buyer financing being disbursed, among others. The maximum period of time to meet all closing conditions is 6 months. CEMEX is one of the leading producers of aggregates, ready-mix concrete and ready-mix pipes in Australia. The assets to be divested consist of 249 ready-mix concrete plants, 83 aggregates quarries and 16 concrete pipe and products plants located throughout Australia. The sale also includes CEMEX’s 25% stake in the Cement Australia joint venture. Cement Australia has an annual production capacity of 5.1 million tons of cement, including the expansion under construction in the Gladstone plant, and its assets include four cement plants and one grinding mill. For accounting purposes under MFRS, upon conclusion of the sale, CEMEX’s Australian operations will be presented as discontinued operations in all comparative periods. Under MFRS, the result from the sale will represent the difference between the carrying amount of the net assets as of the date of the sale and the final selling price plus or minus any cumulative foreign currency translation effects recognized in equity, and will be recognized within the discontinued operations line item.

Condensed balance sheet information of our operations in Australia as of June 30, 2009, is as follows:

		June 30, 2009
Total assets	Ps	31,441
Total liabilities		6,212

Total net assets	Ps	25,229

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The following table presents condensed selected income statement information for our operations in Australia for the six months ended June 30, 2009 and 2008:

		Six months ended June 30,
		2009	2008
Sales	Ps	8,127	8,828
Operating income		771	839

Nationalization	of CEMEX Venezuela

On June 18, 2008, the Government of Venezuela promulgated a presidential decree (the “Nationalization Decree”) which commanded that the cement production industry in Venezuela be reserved to the State and ordered the conversion of foreign-owned cement companies, including CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”), into state controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree established August 17, 2008 as the deadline for the controlling shareholders of foreign-owned companies to reach an agreement with the Government of Venezuela on the compensation for the nationalization. The Nationalization Decree stipulates that if an agreement is not reached, Venezuela shall assume exclusive operational control of the relevant cement company and the Venezuelan National Executive shall decree the expropriation of the relevant shares according to the Venezuelan expropriation law. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. Afterwards, the Government of Venezuela ordered the confiscation of all the business, assets and shares of CEMEX Venezuela and took control of its facilities on August 18, 2008.

CEMEX’s consolidated income statements include caption by caption the results of CEMEX Venezuela for the six-month period ended June 30, 2008. For balance sheet purposes, as of June 30, 2009 and December 31, 2008, the investment of CEMEX in Venezuela was presented within “Other investments and non-current accounts receivable” (note 8B). As of June 30, 2009 and December 31, 2008, the net book value of CEMEX’s investment in Venezuela included within non-current assets was approximately Ps6,327 and Ps6,877, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

On August 20, 2008, CEMEX received from the Government of Venezuela a compensation proposal for US$650. CEMEX decided not to accept such proposal, believing that it significantly undervalued its business in Venezuela. This proposal was significantly lower than those offered to other foreign companies for their assets in Venezuela, considering price per ton of installed capacity as well as operating cash flow multiples. In October 2008, CEMEX’s subsidiaries in the Netherlands, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela as well as the initiation of the expropriation of CEMEX’s Venezuelan business. At June 30, 2009, except for the goodwill impairment loss recognized during 2008 (note 10B), CEMEX has not made any impairment adjustments to its investment in Venezuela, remaining confident that it will eventually reach an agreement and obtain fair compensation. Nevertheless, CEMEX carefully evaluates the evolution of the arbitration process and other negotiations to determine if the carrying amount requires an impairment adjustment.

Under MFRS, significant disposals should be treated as discontinued operations in the income statement for all the periods presented. CEMEX measured the materiality of CEMEX Venezuela during each period presented, considering a threshold of 5% of consolidated net sales, operating income, net income and total assets. Considering the results of the quantitative tests, CEMEX concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations.

In addition, prior to the nationalization, CEMEX Venezuela was the holding entity of several of CEMEX’s investments in the region, including CEMEX’s operations in the Dominican Republic and Panama, as well as CEMEX’s minority investment in a Trinidad company. Before the nationalization of assets in Venezuela, in April 2008, CEMEX concluded the transfer of all material non-Venezuelan investments to CEMEX España, S.A. for approximately US$355 plus US$112 of net debt, having distributed all accrued profits from the non-Venezuelan investments to the stockholders of CEMEX Venezuela amounting to approximately US$132.

Condensed selected income statement information for CEMEX’s operations in Venezuela for the six-month period ended June 30, 2008, is as follows:

		June 30, 2008
Sales	Ps	3,284
Operating income 1		619
Net income	Ps	26

1	Operating income in this table excludes the margin realized in related-party transactions; therefore, it is not directly comparable to selected financial information from the “Venezuela” segment presented in note 15.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Sale	of operations in Canary Islands

On December 26, 2008, CEMEX sold assets in the cement and concrete sectors in the Canary Islands through its subsidiary in Spain, including its 50% interest of Cementos Especiales de Las Islas, S.A. (“CEISA”) to Cimpor Inversiones S.A., a subsidiary of Cimpor Cimentos de Portugal SGPS SA, for €162 (US$227 or Ps3,113), €5 of which is being held in escrow in a special deposit account to cover any price adjustments as guarantee of possible contingencies, in addition to a separate payment for working capital pending to be executed. Up to the moment of the sale, CEMEX controlled CEISA together with another shareholder (Grupo Tudela Beguin) and the financial statements were consolidated through the proportional integration method (note2B) considering its 50% interest. CEMEX’s consolidated income statement for the six-month period ended June 30, 2008 includes the results of operations of the Spanish assets sold, consolidated through the proportional integration method in respect with CEISA’s assets.

Selected condensed combined information of income statement of CEISA and the other assets sold for the six-month period ended on June 30, 2008, is as follows:

		June 30, 2008
Sales	Ps	1,270
Operating income		209
Net income	Ps	289

Sale of operations in Italy

In several transactions that took place during 2008, CEMEX sold its cement mill operations in Italy for an amount of approximately €148 (US$210 or Ps2,447), of which, approximately €95 (US$142 or Ps1,533) were generated during the first half of 2008.

B)	ANALYSIS OF GOODWILL IMPAIRMENT

CEMEX normally tests goodwill for impairment once a year during the last quarter of every year, or whenever a significant adverse event occurs. The fair value of each reporting unit is determined through the value in use method (discounted cash flows). Cash flow projection models for valuation of long-lived assets include long-term economic variables. Nevertheless, CEMEX considers that its cash flow projections and the discount rates used for discounted cash flows reasonably capture current negative conditions, considering that: a) the starting point of the future cash flow models is the operating cash flow for 2008, a year which was negatively affected by the economic situation, instead of stabilized or historical operating cash flows; b) the cost of capital reflects the current risk premium, when it is normally an accepted practice to use an average risk premium for the last years; and c) the cost of debt was based on CEMEX’s specific interest rates observed in recent transactions.

During the six-month periods ended on June 30, 2009 and 2008, based on analysis of impairment indicators and value in use valuations of its reporting units, CEMEX did not recognize goodwill impairment charges.

The announcement of the agreement for the sale of CEMEX Australian assets described above for approximately 2,020 million of Australian dollars (approximately US$1,639 or Ps21,602) constitutes new evidence of fair value and represents, considering the related net assets’ carrying amount, an indicator of potential impairment. Under MFRS, for assets still in use, an impairment loss would arise if the carrying amount of the net assets exceeds both the estimated sale price and the value in use. The value in use corresponds to the net present value of the estimated cash flows related to such assets. CEMEX calculated the value in use of its Australian assets as of June 30, 2009, including variables that reflect the current economic conditions, and compared the value in use with the corresponding net assets’ carrying amount. As a result of CEMEX’s test, no impairment charges under MFRS were determined for the six-month period ended June 30, 2009.

During the last quarter of 2008, the global economic environment was negatively affected, intensified by the crisis in the financial institutions, which caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity and a worldwide downturn of the main market values. This effect lowered the growth expectations within the countries in which CEMEX operates, resulting from the cancellation or deferral of several investment projects, particularly affecting the construction industry. In compliance with MFRS C-15, CEMEX tested goodwill for impairment during the last quarter of 2008. As a result of the impairment tests, considering that in certain reporting units the carrying amount exceeded their respective value in use, during the second half of 2008, CEMEX recognized impairment charges of approximately Ps17,476 (US$1,272), of which, approximately Ps16,790 (US$1,222) corresponded to the United States, approximately Ps233 (US$17) to Ireland and approximately Ps453 (US$33) to Thailand. In addition, considering that the investment in CEMEX Venezuela will be recovered through other means different than use, CEMEX recognized an impairment charge of approximately Ps838 (US$61) associated with the goodwill of this investment.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

11.	DEBT AND FINANCIAL INSTRUMENTS

A)	SHORT-TERM AND LONG-TERM DEBT

Consolidated debt as of June 30, 2009 and December 31, 2008 by interest rate, currency and type of instrument is summarized as follows:

		Carrying amount		Effective rate 1
		June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Short-term
Floating rate	Ps	75,293	92,433	2.6%	2.2%
Fixed rate		910	2,837	8.8%	9.1%

		76,203	95,270

Long-term
Floating rate		145,657	60,209	1.9%	3.8%
Fixed rate		31,855	102,615	5.4%	3.7%

		177,512	162,824

	Ps	253,715	258,094

		June 30, 2009					December 31, 2008
Currency		Short-term	Long-term	Total	Effective rate 1		Short-term	Long-term	Total	Effective rate 1
Dollars	Ps	60,810	93,291	154,101	2.3%	Ps	78,653	94,909	173,562	2.7%
Pesos		4,927	27,656	32,583	6.7%		6,201	23,197	29,398	5.6%
Euros		8,120	55,653	63,773	3.0%		5,838	42,835	48,673	4.1%
Japanese yen		681	833	1,514	1.9%		2,924	1,676	4,600	1.6%
Pounds sterling		766	63	829	2.3%		797	195	992	4.7%
Other currencies		899	16	915	12.3%		857	12	869	1.5%

	Ps	76,203	177,512	253,715		Ps	95,270	162,824	258,094

1	Represents the weighted average effective interest rate and includes the effects of interest rate swaps and derivative instruments that exchange interest rates and currencies.

June 30, 2009		Short-term	Long-term	December 31, 2008		Short-term	Long-term

Bank loans				Bank loans
Lines of credit in Mexico	Ps	5,625		Lines of credit in Mexico	Ps	8,215	–
Lines of credit in foreign countries		11,253		Lines of credit in foreign countries		28,054	–
Syndicated loans, 2009 to 2012		–	137,074	Syndicated loans, 2009 to 2012		–	94,189
Other bank loans, 2009 to 2013		–	43,510	Other bank loans, 2009 to 2013		–	66,296

		16,878	180,584			36,269	160,485

Notes payable				Notes payable
Euro medium term notes, 2009 to 2014		–	17,457	Euro medium term notes, 2009 to 2014		–	18,130
Medium-term notes, 2009 to 2017		–	30,378	Medium-term notes, 2009 to 2017		–	38,134
Other notes payable		5,623	2,795	Other notes payable		1,642	3,434

		5,623	50,630			1,642	59,698

Total bank loans and notes payable		22,501	231,214	Total bank loans and notes payable		37,911	220,183
Current maturities		53,702	(53,702)	Current maturities		57,359	(57,359)

	Ps	76,203	177,512		Ps	95,270	162,824

In June 2008, CEMEX closed two US$525 facilities with a group of banks. Upon origination, each facility allowed the principal amount to be automatically extended for consecutive six month periods indefinitely after a period of three years, including an option of CEMEX to defer interest at any time (with certain limitations). The facilities were treated as equity instruments, in the same manner as CEMEX’s outstanding perpetual debentures described in note 13C. In December 2008, in connection with the refinancing agreement mentioned below, CEMEX exercised the option to convert these two US$525 facilities into credit contracts without the option to defer interest and the payment of principal under such facilities, which eliminated the equity treatment prospectively. As of June 30, 2009 and December 31, 2008, the aggregate principal amount of these facilities of US$1,050 (Ps13,839), which was scheduled to mature in 2011, was included within debt in the balance sheet.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The most representative exchange rates for the financial debt as of June 30, 2009 are as follows:

June 30, 2009
Mexican pesos per dollar	13.18
Japanese yen per dollar	96.34
Euros per dollar	0.7126
Pounds sterling per dollar	0.6076

Changes in consolidated debt at June 30, 2009 and December 31, 2008, are as follows:

		June 30, 2009	December 31, 2008
Debt at beginning of year	Ps	258,094	216,911
Proceeds from new credits		58,402	59,568
Debt repayments		(54,719)	(63,278)
Increase (decrease) from business combinations		–	(776)
Foreign currency translation and inflation effects		(8,062)	45,669
Debt at end of year	Ps	253,715	258,094

The maturities of consolidated long-term debt as of June 30, 2009, are as follows:

		June 30, 2009
2010	Ps	29,778
2011		103,585
2012		17,516
2013		1,444
2014 and thereafter		25,189
	Ps	177,512

Refinancing agreements

On January 27, 2009, in connection with CEMEX’s short-term debt as of December 31, 2008, CEMEX and its creditors agreed certain modifications in the credit contracts and extended the term of a portion of such short-term debt. Before the subsequent global financing agreement that was completed on August 14, 2009, and considering an exchange rate of 13.74 pesos per dollar as of December 31, 2008, approximately Ps27,288 (US$1,986) of the short-term debt as was rescheduled to mature during 2010, while approximately Ps14,537 (US$1,058) was rescheduled to mature in 2011. As mentioned in note 19, on August 14, 2009, CEMEX’s and its creditors completed a comprehensive refinancing over approximately US$14,961 in syndicated and bilateral bank and private placement obligations providing for a semi-annual amortization schedule, with a final maturity of February 14, 2014. The balances of debt as of June 30, 2009 exclude any effects of this subsequent agreement.

As of June 30, 2009, in connection with CEMEX’s efforts to extend the maturities of its short-term debt, which followed the January 2009 refinancing mentioned above, certain consolidated entities, including CEMEX, S.A.B. de C.V. and CEMEX España, S.A., were operating under a Conditional Waiver and Extension Agreement (“CWEA”) with CEMEX’s lenders through July 31, 2009. On March 9, 2009, CEMEX initiated discussions with its principal bank lenders to renegotiate approximately US$15 billion in syndicated and bilateral bank and private placement obligations under the CWEA. The lenders party to the CWEA agreed to extend scheduled principal payment obligations which were originally due between March 24, 2009 and July 31, 2009 to July 31, 2009, the date the global refinancing was expected to be completed. The CWEA was subsequently extended to enable completion of the global financing. CEMEX entered into the CWEA to have time to negotiate a broader debt refinancing. While the discussions were ongoing, CEMEX met all its obligations under both its bank and capital markets debt. Completion of the bank debt renegotiation process required consent from all the lenders under the corresponding facilities. As mentioned above, on August 14, 2009, CEMEX and its creditors closed the comprehensive financing agreement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Covenants

Most debt contracts of CEMEX, S.A.B. de C.V. contain restrictive covenants calculated on a consolidated basis requiring, among others, the compliance with financial ratios, mainly: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to financial expense (“coverage ratio”). As a result of modifying some clauses in the credit contracts agreed between CEMEX and its creditors, the leverage ratio of 3.5 times had been suspended as of December 31, 2007, being reactivated on September 30, 2008, the date on which CEMEX was in compliance. Afterwards, on December 19, 2008, CEMEX and its creditors agreed new modifications to the credit contracts, including changes to the calculation formula and an increase to the limit of the net debt to operating EBITDA ratio to 4.5 times for December 31, 2008 and March 31, 2009, increasing to 4.75 times at June 30, 2009, decreasing to 4.5 times at September 30 and December 31, 2009, decreasing to 4.25 times at March 31 and June 30, 2010, decreasing to 4 times at September 30, 2010, decreasing to 3.75 times at December 31, 2010, and March 31 and June 30, 2011 and returning to 3.5 times at September 30, 2011 and thereafter. In the same way, CEMEX and its creditors agreed to modify the credit contracts of its subsidiary in Spain to increase the net debt to operating EBITDA ratio, which did not include certain maturities of such subsidiary during the first six months of 2009 in which cases CEMEX obtained from its creditors the required waivers. As of June 30, 2009, considering the amendments to the credit contracts made in January 2009 and the waivers obtained during the first half of 2009 to calculate the leverage ratio, CEMEX, S.A.B. de C.V. and its subsidiaries were in compliance with the restrictive covenants imposed by its debt contracts. These waivers were further extended until the completion of the global financing agreement (note 19).

Financial ratios have been calculated according to formulas established in the debt contracts using definitions that differ from terms defined under MFRS. These financial ratios require in most cases pro forma adjustments. The main consolidated financial ratios as of June 30, 2009 and December 31, 2008 were as follows:

Consolidated financial ratios		June 30, 2009	December 31, 2008
Net debt to operating EBITDA ratio 1, 2	Limit	=< 4.75	=< 4.5
	Calculation	5.0	4.0
Operating EBITDA to financial expenses ratio 3	Limit	> 2.5	> 2.5
	Calculation	4.3	4.9

1	The leverage ratio was calculated by dividing net debt by pro forma operating EBITDA for the last twelve months as of the calculation date. Under the applicable debt contracts, net debt is calculated considering total debt plus the negative fair value or minus the positive fair value of cross currency swap derivative financial instruments associated with debt, minus cash and temporary investments.

2	For purposes of the leverage ratio, the pro forma operating EBITDA represents, calculated in pesos, operating income plus depreciation and amortization, plus financial income, plus the portion of operating EBITDA (operating income plus depreciation and amortization) relating to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX’s financial statements, minus operating EBITDA (operating income plus depreciation and amortization) relating to such twelve-month period attributable to any significant disposal occurred during such period. Beginning with the calculation as of December 31, 2008, the monthly-consolidated amounts in pesos are translated into U.S. dollars using the respective monthly closing exchange rates, and are translated again into pesos at the closing exchange rate as of the balance sheet date. Until September 30, 2008, calculations were determined based on constant pesos derived from the financial statements.

3	The coverage ratio is calculated, considering the peso amounts derived from the financial statements, by dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. For purposes of the coverage ratio, for all the periods, pro forma operating EBITDA represented operating income plus depreciation and amortization for the last twelve months, plus financial income.

In CEMEX’s balance sheet as of any relevant measurement date on which the Company failed to comply with financial ratios agreed upon under its financing agreements, or in CEMEX’s balance sheet as of any date prior to a subsequent measurement date on which the Company expects not to be in compliance with its financial ratios agreed upon under its financing agreements and, in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis; CEMEX would classify all its outstanding debt as current debt, regardless of the contractual maturities to the extent such debt has cross-default provisions. Such reclassification would have a material adverse effect on CEMEX’s liquidity and financial position.

The above financial ratio definitions and calculations have been replaced since June 30, 2009 as a result of the global financing agreement See note 19 for a description of CEMEX’s financial covenant requirements after the financing agreement of August 14, 2009.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

B)	FAIR VALUE OF ASSETS, FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

CEMEX uses derivative financial instruments (“derivative instruments”), in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) the Company’s net investments in foreign subsidiaries, and (iii) executive stock option programs. Before any transaction is entered into, CEMEX assesses, through the review of risk qualifications and the Company’s business relations, the economic situation of financial institutions and companies considered as potential counterparties in CEMEX’s derivative financial instruments. CEMEX selects its counterparties only if such institutions have financial capacity to fulfill their obligations in connection with derivative instruments. In light of current financial and volatile conditions, CEMEX cannot assure that the risk of non-performance of the obligations agreed by counterparties is minimal.

The estimated fair value of derivative instruments is based on their estimated liquidation costs or quoted market prices and is supported by confirmation of such values. The notional amounts of derivative instruments are used to measure the interest or the amounts to be paid or received and do not represent a risk for loss.

In February 2009, in connection with the deposits in margin accounts made with financial institutions as of December 31, 2008 which guaranteed obligations incurred through derivative financial instruments, and that are presented net with CEMEX’s liabilities with such counterparties, CEMEX agreed with the financial institutions to the settlement of a portion of the obligations. The counterparties received from CEMEX the instruction to withdraw part of the amounts deposited in such margin accounts for an amount of approximately US$392 (Ps5,386), of which approximately US$102 (Ps1,401) referred to active derivative positions, while approximately US$290 (Ps3,985) referred to inactive derivative positions.

During April 2009, as part of agreements with lenders entered into in the CWEA agreement described above and in order to reduce the risk to its cash margin deposits, CEMEX finished the closing of a significant portion of its active and inactive derivative financial instruments held as of December 31, 2008. By means of this termination, CEMEX fixed an aggregate loss of approximately US$1,093, of which approximately US$1,016 was recognized during the second half of 2008 and approximately US$77 during the first half of 2009. This loss, after netting approximately US$624 of cash margin deposits already posted in favor of CEMEX’s counterparties and cash payments of approximately US$48, was documented through promissory notes for approximately US$421, which increased CEMEX’s outstanding debt. The following table presents a comparison of CEMEX’s derivative financial instruments portfolio as of June 30, 2009 and December 31, 2008:

	June 30, 2009		December 31, 2008
(U.S. dollars millions)	Notional Amount	Estimated Fair Value 1	Notional Amount	Estimated Fair Value 1	Maturity Date
Active positions
Derivative instruments related to debt	–	–	16,416	(4)	–
Other derivative instruments 2	298	41	877	(36)	September 2022
Derivative instruments related to perpetual instruments 3	3,024	194	3,020	266	July 2009
Other derivative instruments related to equity	500	(71)	500	(44)	August 2011

	3,822	164	20,813	182

Inactive positions
Short and long term cross currency swaps 4	–	–	–	(113)	–
Short and long term forward contracts 4	–	–	–	(272)	–

	–	–	–	(385)	–

	3,822	164	20,813	(203)

1	As of June 30, 2009 and December 31, 2008, the fair value of derivative instruments is presented net of cash deposits in margin accounts for approximately US$50 and US$570, respectively, for active positions. The fair value of inactive positions at December 31, 2008 is presented net of cash deposits in margin accounts for approximately US$198.

2	As of June 30, 2009 and December 31, 2008, “Other derivative instruments” include US$40 notional amount in both periods of forward instruments over the TRI (Total Return Index) of the Mexican Stock Exchange with maturity in October 2009. Likewise, as of June 30, 2009 and December 31, 2008, this caption includes US$53 and US$258 notional amount, respectively, of equity forward contracts over CPOs of AXTEL with maturity in April 2011. In addition, as of June 30, 2009 and December 31, 2008, CEMEX had US$205 and US$208 notional amount, respectively, of interest rate swaps in connection with agreements for the acquisition of energy in Mexico. Finally, as of December 31, 2008, CEMEX had US$371 notional amount of foreign exchange forward contracts.

3	As of June 30, 2009 and December 31, 2008, this item refers to the cross currency swaps negotiated in connection with CEMEX’s perpetual debentures (note 13C). These instruments were settled if full during July 2009 (note 19).

4	Notional amounts of the original derivative positions and the opposite derivative positions were not aggregated, considering that the effects of one instrument is proportionally inverse to the effect of the other instrument, and therefore, eliminated.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

12.	OTHER CURRENT AND NON-CURRENT LIABILITIES

As of June 30, 2009 and December 31, 2008, other current accounts payable and accrued expenses are as follows:

		June 30, 2009	December 31, 2008
Provisions	Ps	11,453	13,017
Other accounts payable and accrued expenses		4,799	6,497
Tax payable		7,232	7,306
Advances from customers		2,063	2,195
Interest payable		2,885	1,268
Current liabilities for valuation of derivative instruments		8	1,135
Dividends payable		29	44

	Ps	28,469	31,462

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 18). These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

Other non-current liabilities include the best estimate of cash flows with respect to diverse liabilities where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months. They include asset retirement obligations, remediation and environmental liabilities, accruals for legal assessments and other responsibilities and non-current liabilities for valuation of derivative instruments. As of June 30, 2009 and December 31, 2008, the balance of other non-current liabilities amounted to Ps23,273 and Ps23,744, respectively.

13.	STOCKHOLDERS’ EQUITY

A)	COMMON STOCK

As of June 30, 2009 and December 31, 2008, the common stock of CEMEX, S.A.B. de C.V. was as follows:

	June 30, 2009		December 31, 2008
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	17,396,556,414	8,698,278,207	16,726,263,082	8,363,131,541
Treasury shares 4	227,964	113,982	432,036,438	216,018,219
Unissued shares authorized for stock option programs	422,743,394	211,371,697	424,206,326	212,103,163

	17,819,527,772	8,909,763,886	17,582,505,846	8,791,252,923

1	13,068,000,000 shares at June 30, 2009 and December 31, 2008 relate to the fixed portion and 13,661,291,658 as of June 30, 2009 and 13,305,758,769 at December 31, 2008 relate to the variable portion of the Parent Company’s capital stock.

2	Series “A” or Mexican shares (may be owned only by Mexican nationals) must represent at least 64% of CEMEX’s capital stock.

3	Series “B” or free subscription shares (may be owned by any nationals) must represent at most 36% of CEMEX’s capital stock.

4	At December 31, 2008 includes the shares issued as stock dividends that were not subscribed by stockholders that elected to receive the cash dividend. At June 30, 2009 refers to dividend shares pending to be exercised by stockholders.

On April 23, 2009, the annual ordinary stockholders’ meeting approved: (i) an increase in the variable common stock through the capitalization of retained earnings issuing up to 1,004 million shares, equivalent to 335 million CPOs, based on a nominal price of Ps0.00277661 per share. Stockholders received 1 new CPO for each 25 CPOs held, or, 3 new shares to be issued for each 75 shares representing CEMEX, S.A.B. de C.V. paid common stock; and (ii) the cancellation of the corresponding shares held in the CEMEX’s treasury. There was no cash distribution and no entitlement to fractional shares.

On April 24, 2008, the annual ordinary stockholders’ meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps7,500 (nominal amount), issuing up to 1,500 million shares, equivalent to 500 million CPOs, based on a price of Ps23.92 (nominal amount) per CPO or instead, stockholders could have chosen to receive a cash dividend of US$0.0835 per CPO, or approximately Ps0.8677 pesos (nominal amount) for each CPO, considering the exchange rate published by Banco de México on May 29, 2008 of Ps10.3925 pesos per 1 dollar. As a result, shares equivalent to approximately 284 millions of CPOs were issued, representing an increase in common stock of Ps2 and additional paid-in capital of Ps6,792, considering a nominal value of Ps0.00833 pesos (nominal amount) per CPO, while an approximate cash dividend payment was made for approximately Ps214 (nominal amount); and (iii) the cancellation of the corresponding shares held in the CEMEX’s treasury.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

The CPOs issued pursuant to the exercise of options under the “fixed program” (note 14) generated additional paid-in capital of approximately Ps5 as of June 30, 2009 and Ps4 as of December 31, 2008, and increased the number of shares outstanding.

B)	RETAINED EARNINGS

As a result of reclassifications and cumulative initial effects from the adoption of new MFRS B-10 effective as of January 1, 2008 (note 2), the balance of retained earnings as of January 1, 2008 decreased in an aggregate amount of Ps107,843 as compared to December 31, 2007. As of December 31, 2008, retained earnings include a share repurchase reserve in the amount of Ps6,000, As of June 30, 2009 such share repurchase reserve did not exist.

C)	MINORITY INTEREST AND PERPETUAL DEBENTURES

Minority	interest

Minority interest represents the share of minority stockholders in the results and equity of consolidated subsidiaries. As of June 30, 2009 and December 31, 2008, minority interest amounts to approximately Ps3,920 and Ps5,080, respectively.

Perpetual	debentures

As of June 30, 2009 and December 31, 2008, CEMEX’s balance sheets include approximately US$3,024 (Ps39,856) and US$3,020 (Ps41,495), respectively, representing the principal amount of perpetual debentures outstanding as of such dates. These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. Based on their characteristics, these debentures issued in the form of securitization through special purpose vehicles (“SPVs”) qualify as equity instruments and are classified within minority interest as they were issued by consolidated entities, and considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and CEMEX, through the SPVs, has the unilateral right to defer indefinitely the payment of interest due on the debentures.

The definition of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves”. These costs represented expenses of approximately Ps1,370 and Ps1,070 as of June 30, 2009 and 2008, respectively. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in CEMEX’s consolidated financial statements. As of June 30, 2009 and December 31, 2008, CEMEX’s perpetual debentures are as follows:

Issuer	Issuance date	Nominal amount	Option to Redeem	Interest rate
C10-EUR Capital (SPV) Ltd.	May 2007	€730	December 2017	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$750	December 2014	6.6%
C5 Capital (SPV) Ltd.	December 2006	US$350	December 2011	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$900	December 2016	6.7%

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

14.	EXECUTIVE STOCK OPTION PROGRAMS

For the periods ended June 30, 2009 and 2008, CEMEX granted to a group of executives a long-term compensation program through which such executives received cash bonuses, recognized in the operating results, to acquire CPOs in the market, which by agreement with the executives, are placed in an executives’ owned trust to comply with a restriction for sale period of 4 years, which vests up to 25% at the end of each year. The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares to eligible executives until 2005, is as follows:

Options	Fixed program (A)	Variable program (B)	Restricted program (C)	Special program (D)
Options at the beginning of 2008	898,470	1,376,347	15,022,272	845,424
Changes in 2008:
Options cancelled and adjustments	(63,352)	–	–	–
Options exercised	(87,873)	(17,427)	–	(99,425)

Options at the end of 2008	747,245	1,358,920	15,022,272	745,999
Changes in 2009:
Options exercised	(126,625)	–	–	(5,200)

Options as of June 30, 2009	620,620	1,358,920	15,022,272	740,799

Underlying CPOs 1	3,620,227	7,119,529	70,481,496	14,815,980

Exercise prices:
Options outstanding at the beginning of 2009 1, 2	Ps6.72	US$1.43	US$2.00	US$1.35
Options exercised in the first half of 2009 1, 2	Ps6.35	–	–	US$0.97
Options outstanding as of June 30, 2009 1, 2	Ps6.50	US$1.47	US$2.02	US$1.35

Average remaining life of options:	0.9 years	2.8 years	5.5 years	4.2 years

Number of options per exercise price:	266,385 - Ps4.72	886,170 - US$1.5	15,022,272 - US$2.0	86,326 - US$1.1
	11,543 - Ps6.28	141,679 - US$1.7	–	125,345 - US$1.4
	148,964 - Ps7.66	67,295 - US$1.4	–	157,482 - US$1.0
	193,728 - Ps8.07	205,034 - US$1.2	–	257,291 - US$1.4

Estimated percent of options fully vested:	100%	100%	100%	96%

1	Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends and recapitalizations.

2	Weighted average exercise prices per CPO.

A)	Fixed program

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos (“fixed program”), equivalent to the market price of the CPO at the grant date and with terms of 10 years.

B)	Variable program

These programs started in November 2001, through an exchange of fixed program options, with exercise prices denominated in dollars increasing annually at a 7% rate.

C)	Restricted program

These programs started in February 2004 through a voluntary exchange of options of prior programs. These options have an exercise price denominated in dollars which, depending on the program, increase annually at a 5.5% rate or at a 7% rate. Executives’ gains under these options are settled in the form of CPOs, which are restricted for sale for a minimum period of 2 years from the exercise date.

D)	Special Program

From June 2001 through June 2005, CEMEX’s subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and terms of 10 years. The employees’ option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders’ equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

15.	SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional manager supervises and is responsible for all the business activities undergoing in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports to the regional manager the operating results of the country manager’s business unit, including all the operating sectors. CEMEX’s management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA”, which CEMEX defines as operating income plus depreciation and amortization. This indicator, which is presented below in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected financial information of the income statement by geographic operating segment for the six-month periods ended June 30, 2009 and 2008 is as follows:

As of June 30, 2009		Net sales (including related parties)	Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization 6	Operating EBITDA
North America
Mexico	Ps	22,705	(381)	22,324	7,588	951	8,539
United States		20,561	–	20,561	(3,313)	4,700	1,387
Europe			–
Spain		5,861	(52)	5,809	554	477	1,031
United Kingdom		7,980	–	7,980	(213)	478	265
Rest of Europe 1		21,748	(596)	21,152	846	1,128	1,974
Central and South America and the Caribbean
Colombia		3,276	(1)	3,275	1,235	274	1,509
Rest of Central and South America and the Caribbean 2		7,428	(894)	6,534	1,649	533	2,182
Africa and Middle East
Egypt		4,057	–	4,057	1,684	167	1,851
Rest of Africa and Middle East 3		3,488	–	3,488	501	161	662
Asia and Australia
Australia		8,127	–	8,127	771	306	1,077
Philippines		2,011	(138)	1,873	674	167	841
Rest of Asia 4		1,309	–	1,309	37	75	112
Others 5		4,457	(1,550)	2,907	(1,767)	1,579	(188)

Total Consolidated	Ps	113,008	(3,612)	109,396	10,246	10,996	21,242

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Selected financial information of the income statement by geographic operating segment - Continued

As of June 30, 2008		Net sales (including related parties)	Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization 6	Operating EBITDA
North America
Mexico	Ps	21,002	(648)	20,354	6,903	940	7,843
United States		25,712	–	25,712	432	3,757	4,189
Europe
Spain		10,312	(164)	10,148	2,548	441	2,989
United Kingdom		10,139	–	10,139	(237)	497	260
Rest of Europe 1		24,818	(690)	24,128	1,934	1,264	3,198
Central and South America and the Caribbean
Venezuela		3,394	(110)	3,284	698	317	1,015
Colombia		3,138	(1)	3,137	1,082	170	1,252
Rest of Central and South America and the Caribbean 2		5,817	(467)	5,350	1,279	476	1,755
Africa and Middle East
Egypt		2,241	–	2,241	943	123	1,066
Rest of Africa and Middle East 3		3,008	–	3,008	180	94	274
Asia and Australia
Australia		8,828	–	8,828	839	302	1,141
Philippines		1,378	(139)	1,239	340	134	474
Rest of Asia 4		1,184	–	1,184	25	56	81
Others 5		6,930	(2,315)	4,615	(2,729)	1,548	(1,181)
Total Consolidated	Ps	127,901	(4,534)	123,367	14,237	10,119	24,356

All significant balances and transactions between related parties have been eliminated in the preparation of the selected financial statements by operating geographic segments. Selected financial information of balance sheet as of June 30, 2009 and December 31, 2008, and capital expenditures for the first half of 2009 and 2008 by geographic segment are as follows:

June 30, 2009		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	747	68,577	69,324	15,289	54,035	767
United States		3,197	256,676	259,873	32,693	227,180	422
Europe
Spain		365	55,813	56,178	34,784	21,394	514
United Kingdom		468	39,137	39,605	16,665	22,940	386
Rest of Europe 1		909	58,682	59,591	19,932	39,659	1,482
Central and South America and the Caribbean
Colombia		–	10,202	10,202	4,644	5,558	24
Rest of Central and South America and the Caribbean 2		24	21,195	21,219	4,615	16,604	816
Africa and Middle East
Egypt		–	8,571	8,571	3,017	5,554	114
Rest of Africa and Middle East 3		–	10,476	10,476	2,381	8,095	29
Asia and Australia
Australia		2,538	29,555	32,093	6,227	25,866	103
Philippines		–	9,383	9,383	1,671	7,712	20
Rest of Asia 4		–	2,302	2,302	515	1,787	4
Corporate 5		4,477	9,073	13,550	217,511	(203,961)	–
Others 5		1,339	5,331	6,670	12,082	(5,412)	491

Total Consolidated	Ps	14,064	584,973	599,037	372,026	227,011	5,172

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Selected financial information of balance sheet and capital expenditures by geographic segment - Continued

December 31, 2008		Investments in associates	Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	731	64,967	65,698	11,805	53,893	5,422
United States		3,573	274,199	277,772	34,038	243,734	4,265
Europe
Spain		288	61,277	61,565	23,041	38,524	2,037
United Kingdom		443	37,437	37,880	16,929	20,951	1,492
Rest of Europe 1		911	60,664	61,575	18,154	43,421	5,345
Central and South America and the Caribbean
Venezuela		–	–	–	–	–	57
Colombia		–	10,538	10,538	4,206	6,332	220
Rest of Central and South America and the Caribbean 2		26	21,741	21,767	4,773	16,994	1,663
Africa and Middle East
Egypt		–	9,271	9,271	3,018	6,253	646
Rest of Africa and Middle East 3		–	11,282	11,282	3,222	8,060	280
Asia and Australia
Australia		2,307	28,405	30,712	5,616	25,096	737
Philippines		–	8,821	8,821	1,698	7,123	175
Rest of Asia 4		–	2,575	2,575	648	1,927	73
Corporate 5		4,443	9,837	14,280	234,042	(219,762)	–
Others 5		1,478	8,408	9,886	25,165	(15,279)	1,488

Total Consolidated	Ps	14,200	609,422	623,622	386,355	237,267	23,900

Total consolidated liabilities include debt of Ps 253,715 as of June 30, 2009 and Ps258,094 as of December 31, 2008. Of such debt, approximately 30% was in the Parent Company, 46% and 45%, respectively, in Spain, 14% in Dutch financial subsidiaries in both periods, 4% in one finance company in the United States, and 6% and 7%, respectively, in other countries.

Information concerning net sales by sector and geographic segment for the six-month periods ended June 30, 2009 and 2008, is as follows:

June 30, 2009		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	14,693	5,964	736	5,489	(4,558)	22,324
United States		7,135	7,423	4,462	6,907	(5,366)	20,561
Europe
Spain		4,377	1,673	481	1,037	(1,759)	5,809
United Kingdom		1,749	3,039	2,768	3,163	(2,739)	7,980
Rest of Europe 1		5,570	12,344	4,707	2,573	(4,042)	21,152
Central and South America and the Caribbean
Colombia		2,512	992	172	449	(850)	3,275
Rest of Central and South America and the Caribbean 2		6,110	1,753	180	325	(1,834)	6,534
Africa and Middle East
Egypt		3,686	378	27	32	(66)	4,057
Rest of Africa and Middle East 3		–	2,706	426	967	(611)	3,488
Asia and Australia
Australia		–	4,721	3,234	1,665	(1,493)	8,127
Philippines		2,003	–	–	8	(138)	1,873
Rest of Asia 4		350	816	85	109	(51)	1,309
Others 5		–	–	–	4,458	(1,551)	2,907

Total Consolidated	Ps	48,185	41,809	17,278	27,182	(25,058)	109,396

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Information concerning net sales by sector and geographic segment - Continued

June 30, 2008		Cement	Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	14,245	6,025	614	4,082	(4,612)	20,354
United States		8,558	10,030	5,769	8,013	(6,658)	25,712
Europe
Spain		7,066	3,044	695	2,095	(2,752)	10,148
United Kingdom		2,010	3,941	3,468	4,088	(3,368)	10,139
Rest of Europe 1		7,148	13,600	4,770	2,809	(4,199)	24,128
Central and South America and the Caribbean
Venezuela		2,321	1,066	158	163	(424)	3,284
Colombia		2,181	1,122	205	509	(880)	3,137
Rest of Central and South America and the Caribbean 2		4,559	1,576	101	381	(1,267)	5,350
Africa and Middle East
Egypt		2,008	217	18	35	(37)	2,241
Rest of Africa and Middle East 3		–	2,408	390	485	(275)	3,008
Asia and Australia
Australia		–	5,394	3,521	1,606	(1,693)	8,828
Philippines		1,374	–	–	4	(139)	1,239
Rest of Asia 4		383	650	75	124	(48)	1,184
Others 5		–	–	–	6,930	(2,315)	4,615

Total Consolidated	Ps	51,853	49,073	19,784	31,324	(28,667)	123,367

Footnotes to the geographic segments tables presented above:

1	For the reported periods, the segment “Rest of Europe” refers primarily to operations in Germany, France, Ireland, the Czech Republic, Austria, Poland, Croatia, Hungary and Latvia.

2	For the reported periods, the segment “Rest of Central and South America and the Caribbean” includes operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, the Caribbean, Guatemala, and small ready-mix concrete operations in Jamaica and Argentina. As mentioned in note 10A, in August 2008, the Government of Venezuela nationalized CEMEX’s operations in that country; therefore, operations reported only refer to the six-month period ended June 30, 2008.

3	For the reported periods, the segment “Rest of Africa and Middle East” includes the operations in the United Arab Emirates and Israel.

4	For the reported periods, the segment “Rest of Asia” includes the operations in Thailand, Bangladesh, Malaysia and China.

5	This segment refers to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

6	For the six-month periods ended June 30, 2009 and 2008, CEMEX recognized depreciation and amortization expense in its income statement for approximately Ps11,006 and Ps10,133, respectively, out of which, approximately Ps10,996 in the first half of 2009 and Ps10,119 in the first half of 2008, were recognized within cost of sales and operating expenses, affecting CEMEX’s operating income during the reported periods, and approximately Ps10 and Ps14 for the six-month periods ended June 30, 2009 and 2008, respectively, were recognized within other expenses, net.

16.	EARNINGS PER SHARE

The amounts considered for calculations for the six-month periods ended June 30, 2009 and 2008 are the following:

		June 30, 2009	June 30, 2008
Numerator
Majority interest net income for the period	Ps	2,535	9,614
Denominator (thousands of shares)
Weighted average number of shares outstanding		23,393,314	22,584,944
Potentially dilutive shares		5,112	23,229

Weighted average number of shares outstanding – diluted		23,398,426	22,608,173

Basic earnings per share (“Basic EPS”) for the period	Ps	0.11	0.43
Diluted earnings per share (“Diluted EPS”) for the period	Ps	0.11	0.43

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

Diluted earnings per share reflect the effects of any transactions which have a potentially dilutive effect on the weighted average number of common shares outstanding. The number of potential dilutive shares for the six-month periods ended June 30, 2009 and 2008 refer to the additional shares to be issued under stock option programs determined under the inverse treasury method.

17.	COMMITMENTS

A)	GUARANTEES

As of June 30, 2009 and December 31, 2008, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$1,500 and US$1,407, respectively.

B)	PLEDGED ASSETS

As of June 30, 2009 and December 31, 2008, there were liabilities amounting to US$460 and US$76, respectively, secured by property, machinery and equipment.

C)	COMMITMENTS

As of June 30, 2009 and December 31, 2008, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$130 and US$194, respectively.

During 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). During 2007, another international company replaced the original operator. The agreements establish that CEMEX should purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos. With the change of operator, the term was extended until 2027. Nevertheless, the agreement with Petróleos Mexicanos terminates in 2024. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project.

CEMEX Ostzement GMBH (“COZ”), CEMEX’s subsidiary in Germany, has entered into a long-term energy supply contract with Vattenfall Europe New Energy (“VENE”), by means of which VENE is committed to supply energy to the Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year, COZ has the option to fix in advance the volume of energy in terms of megawatts (“MW”) that it will acquire from VENE, and to adjust the purchase amount once on a monthly and quarterly basis. According to the contract, COZ will acquire 28 MW under the contract in 2009, and 23 MW per year until 2013. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, does not require initial investments, and will be liquidated at a future date. Based on its characteristics, this contract qualifies as a financial instrument under MFRS. Nonetheless, considering that this contract is for its own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices, thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (“the participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of US$3.2086 per CPO (120% of the initial CPO price in dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between U.S$3.2086 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend and other antidilution adjustments. As of June 30, 2009 and December 31, 2008, the fair value of the guarantee granted by CEMEX was approximately US$176 (Ps2,320) and US$190 (Ps2,611), respectively, an amount that was recognized as a liability provision. Based on the guarantee, CEMEX was required to deposit approximately US$175 (Ps2,307) in margin accounts, which according to the agreements with the counterparty, were offset with the obligation, resulting in a net asset of approximately US$1 (Ps13).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

In connection with CEMEX’s alliance with Ready Mix USA (note 8A), after the third year of the alliance starting on June 30, 2008, and each year thereafter for an approximate 22-year period, Ready Mix USA will have the right but not the obligation, to sell to CEMEX its interest in both entities at a predetermined price, based on the greater of: a) eight times the operating cash flow of the trailing twelve months, b) the average for the previous 36 months, or c) the net book value. Through June 30, 2009, CEMEX has not recognized a liability, considering that were the option to be exercised, the fair value of the assets would exceed the cost of the option, which as of June 30, 2009 is of approximately US$490.

18.	CONTINGENCIES

A)	CONTINGENT LIABILITIES RESULTING FROM LEGAL PROCEEDINGS

As of June 30, 2009, CEMEX is involved in various significant legal proceedings, in which it is considered that their resolutions would imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements. Such provisions represent the best estimate of the amounts payable; therefore, CEMEX considers that it will not incur significant expenditure in excess of the amounts previously recorded. The detail of the most significant events is as follows:

•

In 2005, through the acquisition of RMC, CEMEX assumed environmental remediation liabilities in the United Kingdom, for which as of June 30, 2009, CEMEX has generated a provision for the net present value of such obligation of approximately £125 (US$206 or Ps2,715). These obligations refer to closed and current landfill sites for the confinement of waste, and expenditure has been assessed and quantified over the period in which the sites have the potential to cause environmental harm, which has been accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG, CEMEX’s German subsidiary, and other German cement companies. By means of this lawsuit, CDC was seeking approximately €102 (US$143 or Ps1,885) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. During 2006, new alleged claims were assigned to CDC, and the amount of damages being sought by CDC increased to €114 (US$160 or Ps2,109) plus interests. In February 2007, the District Court in Düsseldorf allowed this procedure. All defendants appealed the resolution, which was dismissed in May 2008 and the lawsuit will proceed at the level of court of first instance. As of June 30, 2009 only one defendant had decided to file a complaint before the Supreme Court, which was dismissed in April 2009. In the meantime, CDC had acquired new claims assignments and announced an increase in the claim to €131 (US$184 or Ps2,425). As of June 30, 2009, CEMEX Deutschland AG had accrued liabilities regarding this matter for approximately €20 (US$28 or Ps369).

•

As of June 30, 2009, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$32 (Ps422). The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed.

B)	OTHER LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which after considering all the elements of such proceedings, have not required the recognition of accruals since CEMEX considers that the probability of loss is reasonably remote. As of June 30, 2009, the details of the most significant events with a quantification of the potential loss are as follows:

•

In January and March 2009, CEMEX was notified of two findings of presumptive responsibility issued by the Mexican antitrust authority (Comisión Federal de Competencia), alleging certain violations of Mexican antitrust laws. CEMEX believes these findings have several procedural errors and are unfounded on the merits. CEMEX filed its responses to these findings on February 27, 2009 and May 19, 2009.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

•

CEMEX, S.A.B. de C.V. and some of its subsidiaries in Mexico have been notified by the Mexican tax authority of several tax assessments related to different tax periods. Tax assessments are based primarily on investments made in entities incorporated in foreign countries with preferential tax regimes. On April 3, 2007, the Mexican tax authority issued a decree providing for a tax amnesty program, which allows for the settlement of previously issued tax assessments. CEMEX decided to take advantage of the benefits of this program, resulting in the settlement of a significant portion of the existing fiscal tax assessments of prior years. Resulting from this program, as of June 30, 2009, CEMEX does not have any material litigation in this matter.

•

In November 2008, AMEC/Zachry, the general contractor for the expansion program in Brooksville, Florida, filed a lawsuit against a subsidiary of CEMEX in the United States, alleging delay damages, seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachry is seeking US$60 (Ps791). CEMEX’s subsidiary filed a counterclaim against AMEC/Zachry. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC as the guarantor of the Design/Build contract. CEMEX answered the suit, denying any breach of contract and asserted affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX also asserted certain third-party claims against AMEC, plc and FLSmidth. CEMEX brought a claim against AMEC, plc for breach of contract, and brought claims for breach of contract, negligent misrepresentation, and various indemnity claims against FLSmidth. In March 2009, FLSmidth filed a motion to dismiss CEMEX’s complaint. In May 2009, after filing a Motion for Leave, AMEC/Zachry was permitted to file its Second Amended Complaint joining FLSmidth as a co-defendant in the lawsuit and asserting claims for negligence and negligent misrepresentation directly against FLSmidth. As a result of AMEC/Zachry joining FLSmidth as a co-defendant, CEMEX filed a First Amended Complaint converting its previously filed claims into cross-claims against FLSmidth, including each claim previously asserted against FLSmidth, but also adding a claim for interference. This activity mooted FLSmidth’s motion to dismiss. In July 2009, FLSmidth filed a motion for summary judgment seeking dismissal of AMEC/Zachry’s claims for negligence and negligent misrepresentation arguing that the economic loss rule precludes such claims due to the absence of privity, personal injuries or damage to other property. The court recently conducted a status conference at which it issued an order that FLSmidth will participate in e-discovery despite its motion for protection and issued an informal directive requiring monthly conferences with court so that it may monitor the discovery process. Since discovery is in its preliminary stages, CEMEX is not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX’s subsidiaries in the United States.

•

On August 12, 2007, the Australian Takeovers Panel published a declaration of unacceptable circumstances, which mentioned that CEMEX’s May 7, 2007 announcement that stated it would allow Rinker stockholders to retain the final dividend of 0.25 Australian dollar per share constituted a departure from CEMEX’s announcement on April 10, 2007 which said that its offer of 15.85 dollars per share was its “best and final offer.” The Panel ordered CEMEX to pay compensation of 0.25 Australian dollars per share to Rinker stockholders who sold their shares during the period from April 10 to May 7, 2007, net of any purchases that were made. CEMEX believes that the market was fully informed by its announcement made on April 10, 2007, and notes that the Takeovers Panel has made no finding that CEMEX breached any law. On September 27, 2008 the Review Panel issued an order confirming the application of previous rulings until further notice, pending CEMEX’s application for judicial review of the Panel’s decision. CEMEX applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. Our appeal to the Full Court of the Federal Court of Australia was dismissed in June 2009 and CEMEX did not seek to appeal to the High Court. Accordingly, the Takeover Panel’s orders came into effect and CEMEX is required to invite all affected shareholders to make claims for the compensation ordered by the Panel within a limited time. CEMEX has deposited AUD$15 million (US$12 or Ps158) into a bank account against which payments to claimants will be made. It is estimated that payouts of up to some AUD$13 million (US$11 or Ps145) could be made. Upon conclusion of the process, the remaining funds will be returned to CEMEX.

•

On January 2, 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, which include CEMEX’s subsidiaries CEMEX Polska and Cementownia Chelm. The Protection Office alleged that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish cement market. On January 22, 2007, CEMEX Polska filed its response to the notification, denying firmly that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position and proving that its activities were in line with competition law. The Protection Office extended the date of the completion of the antitrust proceeding until December 20, 2008. According to Polish competition law, the maximum fine could reach up to 10% of the total revenues of the fined company for the calendar year preceding the imposition of the fine. The estimated penalty applicable to the Polish subsidiaries would amount to approximately 118 million Polish zlotys (US$37 or Ps488). On April 29, 2009, the Protection Office notified CEMEX Polska its decision to extend the anti-monopoly procedure until June 20, 2009 because of the complexity of the case. As of the presentation date of these financial statements, CEMEX expects to extend this proceeding due to the complexity of the case and because the participants continue to present evidence and appeals in connection with other minor lawsuits that have been filed. CEMEX considers there are no justified grounds to expect fines to be imposed on CEMEX Polska. Nevertheless, at this stage of the proceeding it is not possible for CEMEX to predict that there would not be an adverse result in the investigation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads and estimate that the cost of such repair will be approximately US$45 (Ps593). In December 2006, two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. In November 2007, a judge dismissed an annulment petition filed by ASOCRETO’s officers. This decision was appealed. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called “El Tujuelo”, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit with the court in cash 337,800 million Colombian pesos (US$156 or Ps2,056), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. The measure does not affect the normal activity of the quarry. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages, which could be borne by CEMEX Colombia.

•

During 2001, the Ministry of Finance (“MOF”) of Taiwan, in response to the claim of five Taiwanese cement producers, initiated a formal anti-dumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports on South Korea and the Philippines, beginning in July, 2002. The imposed tariff was 42% on imports from APO and Solid. In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council (“THAC”). CEMEX did not appeal this resolution, which became final. The anti-dumping duty order is subject to review by the government after five years following its imposition to verify if conditions of harm to the local industry have changed and, if applicable, the government may revoke the anti-dumping duty. As a result of a request from the defendants in April 2007, the MOF initiated an investigation to evaluate if the order shall continue or be revoked at the end of the fifth year. On May 5, 2008, CEMEX received a resolution from the MOF, stating that the anti-dumping duty imposed on gray Portland cement and clinker imports from the Philippines and South Korea would be terminated starting May 5, 2008.

C)	OTHER CONTINGENCIES FOR LEGAL PROCEDURES

In addition, there are certain legal proceedings in which a negative resolution for CEMEX may represent the revocation of operating licenses or the assessment of fines, in which case CEMEX would experience a decrease of future revenues, an increase in operating costs or a loss. Nevertheless, as of the date of these financial statements, in some cases, it is not possible to quantify the impact. As of June 30, 2009, the most significant other contingencies are the following:

•

Pursuant to amendments to the Mexican income tax law effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries whose income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided that the revenues are not derived from entrepreneurial activities in such countries. CEMEX challenged the constitutionality of the amendments before the Mexican federal courts. In September 2008, the Supreme Court of Justice ruled the amendments constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to an amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. If the tax authorities do not agree with CEMEX’s self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which may adversely affect CEMEX’s cash flows.

•

During the period from November 4 to 6, 2008, officers from the European Commission (“EC”), assisted by local officials, conducted an unannounced inspection at CEMEX’s offices in the United Kingdom and Germany. It is understood that EC officials carried out unannounced inspections at the premises of other companies in the cement and related products industry in several European Community member states. The EC alleges that CEMEX may have participated in anti-competitive agreements and/or in abusive conduct, in breach of agreements of the EC and/or the European Economic Area. Investigations are extended to several markets in the world, particularly within the European Community. In the event that allegations are substantiated, CEMEX’s subsidiaries, which operate in the European Community, may be subject to significant penalties. CEMEX fully cooperated and will continue to cooperate with the EC officials in connection with the inspection.

•

In connection with the sale to CEMEX España of non-Venezuelan assets of CEMEX Venezuela, which is detailed in note 10A, on June 13, 2008, the Venezuelan securities authority initiated an administrative proceeding against CEMEX Venezuela, claiming that the company did not sufficiently inform its shareholders and the securities authority in connection with the transfer of the non-Venezuelan assets. The Venezuelan authority determined that CEMEX Venezuela did not comply with its disclosure obligations and imposed fines on the company, which CEMEX considered not to be material, and requested that the attorney general’s office review the case to determine if such non-disclosure also constituted a crime.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

•

A Latvian environmental protection organization (the “organization”) initiated a court administrative proceeding against the decision made by the Environment State Bureau (the “Bureau”) to amend the environmental pollution permit for CEMEX’s cement plant in Latvia. On June 5, 2008, the court issued a judgment, which revoked the renewal of the permit stating that there was no public inquiry according with regulations. The judgment was appealed by the Bureau and CEMEX SIA before the Court of Appeal, and on May 20, 2009, the Court of Appeal decided that the Bureau must supplement the Permit with the requirements applicable as of January 1, 2008 on the emission limits of hard particles for clinker melting-on stove. This amendment to the permit did not adversely affect CEMEX SIA’s operations in the existing plant, unless the competent authorities decide to lower the emission limit. The rest of the Applicant’s claims were rejected by the court. The judgment was appealable by the organization before the Senate of the Supreme Court no later than June 19, 2009. None of the parties appealed the judgment; as a result it came into effect.

•

CEMEX Construction Materials Florida, LLC (previously Rinker Materials of Florida, Inc.), one of CEMEX’s subsidiaries in the United States, holds one federal quarry permit and is the beneficiary of one of ten other federal quarrying permits granted for the Lake Belt area in South Florida, which cover one of CEMEX’s largest aggregate quarries in that region. On March 22, 2006, the U.S. District Court for the Southern District of Florida issued a ruling in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, CEMEX Construction Materials Florida has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review. The judge also conducted further proceedings to determine the activities to be permitted during the review period. In July 2007, the judge issued a ruling that halted quarrying operations at three non-Rinker quarries. The judge determined to leave in place CEMEX’s Lake Belt permits in operations until the government agencies conclude their review. CEMEX Construction Materials Florida and other producers involved have appealed the judge’s resolutions. In a May 2008 ruling, the federal appellate court determined that the district court judge did not apply the proper standard of review to the permit issuance decision of the governmental agency, vacated the district court’s prior order, and remanded the proceeding to the district court to apply the proper standard of review. If the Lake Belt permits were ultimately removed or quarrying operations under them restricted, CEMEX would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely increase CEMEX’s operating costs in the United States. In January 2009, the judge pronounced a sentence withdrawing the extraction permits over three quarries. The sentence does not limit procedures to previously extracted material, which will be processed during several months. Likewise, the sentence does not affect continuous operations of other quarries located in the same area or the state of Florida, which can operate normally. CEMEX is appealing this ruling. A hearing on the appeal has been scheduled for October 21, 2009. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt or any material adverse effect on CEMEX’s financial results in that region are unknown.

•

In April 2006, the cities of Kastela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia, by the Croatian Government in September 2005. In May 2006, CEMEX filed several lawsuits in different courts seeking a declaration of its rights and demanding the prohibition of the implementation of the Master Plans. The municipal courts in Kastela and Solin have issued first instance judgments dismissing the possessory actions presented by CEMEX. These resolutions have been appealed. These cases are currently under review by the courts and applicable administrative entities in Croatia, and it is expected that these proceedings will continue for several years before resolution. Meanwhile, the administrative court in Croatia issued a favorable resolution for CEMEX, validating the legality of the mining concession granted by the Government of Croatia. This decision is final. Currently, it is difficult to determine the impact to be borne by CEMEX as a result of the resolution of the Kastela and Solin litigations.

•

In June 2009, the Texas General Land Office (“GLO”) is alleging that CEMEX Construction Materials South, LLC failed to pay approximately US$550 in royalties related to mining by us and our predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief, although the State has not acted on such request. CEMEX had filed an answer, denying each and every allegation. CEMEX intends to vigorously defend the claim.

In addition to the above, as of June 30, 2009, there are various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business.

Moreover, as of June 30, 2009, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under ordinary review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

19.	SUBSEQUENT EVENTS

In July 14, 2009, in connection with the legal findings of presumptive responsibility against a Mexican subsidiary of CEMEX issued by the Mexican antitrust authority (Comisión Federal de Competencia) mentioned in note 18B, CEMEX obtained a favorable first level ruling that, if sustained on appeal, will terminate the investigation for one the findings. The proceedings for the second case have continued, and it is currently in the evidence producing stage, CEMEX expects this procedure to continue for several months before resolution.

On July 15, 2009, in order to eliminate CEMEX’s exposure to the Yen and to Yen interest rates and after notification under the documentation governing the perpetual debentures, informing the debenture holders of CEMEX’s decision to exercise its right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009, CEMEX concluded the settlement of its Yen cross-currency swap derivatives. As a result, a total amount of approximately US$94 was invested with trustees for the benefit of the debenture holders. This amount will be used to pay CEMEX’s future coupons on the perpetual debentures.

On July 16, 2009, CEMEX renewed its securitization program for the sale of trade receivables in Mexico for approximately US$160 maturing on December 29, 2011 which replaced expiring prior program. Previously, on June 24, 2009, CEMEX extended its securitization program in France until May 24, 2010. In addition, on June 26, 2009, CEMEX entered into a one-year extension of its securitization program in the United States for up to US$300 in funded amounts and replaces expiring prior program.

On August 14, 2009, CEMEX entered into a financing agreement with its major creditors. The financing agreement extends the maturities of approximately US$14,961 in syndicated and bilateral bank and private placement obligations, providing for a semi-annual amortization schedule, with a final maturity of approximately US$6,835 on February 14, 2014. CEMEX intends to meet such amortization payments prior to final maturity using funds from a variety of sources, including free cash flow from its operations and net cash proceeds from asset sales as well as debt and/or equity security issuances, the receipt of which will trigger mandatory prepayments. Final documentation has been signed and all conditions precedent were fully satisfied. This extension decreased the amount of debt with maturities before December 2010, by approximately US$3,931, extending the weighted average term of our debt by two years. The financing agreement provides that free cash flow that CEMEX is required to use to prepay the debt, for any period for which it is being calculated, is the amount of cash CEMEX has on hand in excess of US$650.

Of CEMEX’s total debt as of June 30, 2009 (approximately Ps253,715 (US$19,250), which does not include the perpetual debentures), including the Company’s debt not subject to the financing agreement (approximately Ps57,320 (US$4,349)) and after giving pro forma effect to the extended amortization requirements contained in the financing agreement, CEMEX would have debt with an aggregate principal amount of approximately Ps16,104 (US$1,222) maturing during the second half of 2009, and Ps38,065 (US$2,888) maturing during 2010, Ps37,369 (US$2,835) maturing during 2011, Ps21,224 (US$1,610) maturing during 2012, Ps31,567 (US$2,395) maturing during 2013 and Ps107,398 (US$8,149) maturing during 2014.

As part of the financing agreement, CEMEX pledged or transferred to trustees under security trusts the capital stock of several of its major subsidiaries as collateral to secure the Company’s payment obligations under the financing agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their debt instruments requiring that their obligations be equally and ratably secured. Moreover, under the financing agreement, CEMEX is required to privately place or publicly sell equity or equity-linked securities for net cash proceeds of at least US$1.0 billion. If CEMEX does not issue such securities prior to June 30, 2010, participating creditors representing at least 25% of all exposures under the financing agreement can require CEMEX, at any time prior to December 31, 2010, to issue equity and/or debt securities for a total amount of net cash proceeds equal to US$1.0 billion less the amount of net cash proceeds previously received from any issuance prior to June 30, 2010.

Under the global financing agreement, in addition to several covenants and restrictions including but not limited to, incurring debt, granting security, engaging in acquisitions and joint ventures, granting guarantees, declaring and paying cash dividends and making other cash distributions to shareholders, making capital expenditures and issuing shares (subject, in each case, to negotiated baskets, exceptions and carve-outs), CEMEX agreed to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than: (i) 1.75 times for each semi-annual period through the period ending on June 30, 2011; (ii) 2.0 times for each semi-annual period through the period ending on December 31, 2012; and (iii) 2.25 times for the remaining semi-annual periods to December 31, 2013. In addition, the financing agreement allows CEMEX a maximum consolidated leverage ratio of total debt to EBITDA for each semi-annual period of 7.75 times through the period ending June 30, 2010 and decreasing gradually for subsequent semi-annual periods to 3.50 times for the period ending December 31, 2013. Pursuant to the financing agreement, CEMEX is prohibited from making aggregate capital expenditures in excess of (i) US$600 (plus an additional US$50 contingency to account for currency fluctuations and certain additional costs and expenses) for the year ended December 31, 2009; (ii) US$700 for the year ended December 31, 2010; and (iii) US$800 for each year thereafter until the debt under the refinancing agreement has been repaid in full.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

On September 4, 2009, at the Extraordinary General Stockholders Meeting, CEMEX stockholders approved the following resolutions: i) an increase in the variable portion of the capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). The subscription and payment of the new shares represented by CPOs may be done indistinctively through a public offer or through the issuance of convertible bonds; ii) under the resolution approved by the stockholders, any public offer and/or issuance of convertible bonds would be required to be carried out within a period of 24 months; and iii) appointment of a delegate or delegates to formalize the resolutions adopted at the meeting. The proposals recommended by the Board of Directors and now approved by the stockholders are designed to give CEMEX the flexibility to issue additional equity and/or convertible bonds when market conditions are appropriate and thus strengthen CEMEX’s balance sheet.

On September 22, 2009, officers of the Spanish National Antitrust Commission (Comisión Nacional de la Competencia) conducted a search of the premises of CEMEX’s subsidiary in Spain, CEMEX España, S.A. According to the Spanish National Antitrust Commission, this search is a preliminary step in a sector-wide investigation of the companies involved in the production and commercialization of cement, ready-mix concrete and aggregates in Spain for possible unlawful practices consisting of price fixing and market sharing agreements in violation of Spanish antitrust regulations. According to the Spanish National Antitrust Commission, it may decide to initiate a formal proceeding alleging violations of Spanish antitrust regulations by any of the companies in the sector including CEMEX España, S.A. According to the Spanish National Antitrust Commission, if it decides to initiate any such proceedings and proves the above mentioned unlawful practices, it may impose penalties of up to 10% of the total sales volumes of the relevant companies pursuant to Spanish antitrust regulations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of June 30, 2009 and December 31, 2008 and for the six-month periods ended

June 30, 2009 and 2008

(Millions of Mexican pesos)

20.	MAIN SUBSIDIARIES

The main subsidiaries as of June 30, 2009 and December 31, 2008, are as follows:

		% interest
Subsidiary	Country	June 30, 2009	December 31, 2008
CEMEX México, S. A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.8	99.8
CEMEX, Inc. 3	United States of America	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cemento Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	99.9	99.9
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Australia Pty. Ltd. 3	Australia	100.0	100.0
CEMEX Asia Holdings Ltd. 4	Singapore	100.0	100.0
Solid Cement Corporation 4	Philippines	100.0	100.0
APO Cement Corporation 4	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 4	Thailand	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Investments Limited	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria plc.	Austria	100.0	100.0
Dalmacijacement d.d.	Croatia	100.0	100.0
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
Danubiusbeton Betonkészító Kft.	Hungary	100.0	100.0
Readymix PLC. 5	Ireland	61.3	61.7
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, Gulf Quarries LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 6	United Arab Emirates	100.0	100.0

1.	CEMEX México, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.

2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.

3.	CEMEX Inc. is the indirect holding company of 100% of the common stock of Rinker Materials LLC’s equity, while CEMEX Australia Pty. Ltd. is the holding company of 100% of the common stock of Rinker Group Pty Lt.

4.	Represents CEMEX’s indirect interest in the economic benefits of these entities.

5.	Companies listed in the stock exchange of their respective countries.

6.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stock holders.

Prospectus

CEMEX, S.A.B. de C.V.

CPOs

ADSs

CEMEX, S.A.B. de C.V. may offer from time to time (1) Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, each CPO representing two Series A shares and one Series B share of its common stock; or (2) American Depositary Shares, or ADSs, each ADS representing the right to receive ten CPOs.

We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms to be described in one or more supplements to this prospectus as well as the documents incorporated or deemed to be incorporated by reference in this prospectus. This prospectus describes only some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a supplement to this prospectus, in other offering material related to the securities, or in one or more documents incorporated or deemed to be incorporated by reference in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

Investing in these securities involves risks. See “Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

We may offer and sell these securities directly to purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of these securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable prospectus supplement or other offering materials.

Our CPOs are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) under the symbol “CEMEX CPO.” Our ADSs are listed on the New York Stock Exchange under the symbol “CX.”

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2009.

i

About this prospectus

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or SEC, using a “shelf “ registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials together with additional information described under the headings “Where you can find more information” and “Incorporation by reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement to this prospectus or, if applicable, any other offering materials we may provide you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, the accompanying prospectus supplement or any other offering materials is accurate only as of the date on their respective covers, and you should assume that the information appearing in any document incorporated or deemed to be incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate only as of the date that document was filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

In addition, this prospectus does not contain all the information set forth in the registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the U.S. Securities Act of 1933, as amended. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

References in this prospectus to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V., a Mexican publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable), and, unless the context otherwise requires, its consolidated subsidiaries.

References in this prospectus to “U.S.$” and “Dollars” are to U.S. dollars, and, unless otherwise indicated, references to “Ps” and “Pesos” are to Mexican pesos.

Where you can find more information

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. Our ADSs are listed on the New York Stock Exchange under the symbol “CX.” These reports and other information can also be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Incorporation by reference

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Any information referenced this way is considered part of this prospectus, and any information that we file after the date of this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents:

•	Our annual report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 30, 2009;

•	Our report on Form 6-K filed with the SEC on July 7, 2009; and

•

The description of our ADSs, CPOs, series A shares and series B shares contained in Amendment No. 1 to our registration statement on Form 8-A/A (SEC File No. 1-14946), filed with the SEC on July 1, 2005, and any amendment or report filed for the purpose of updating such descriptions.

In addition, any future filings on Form 20-F made with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of the securities made under this prospectus, and any future reports on Form 6-K furnished by us to the SEC during such period or portions thereof that are identified in such forms as being incorporated into the registration statement of which this prospectus forms a part, shall be considered to be incorporated in this prospectus by reference and shall be considered a part of this prospectus from the date of filing of such documents.

We will provide, without charge upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus. Requests should be directed to Eduardo Rendón, Investor Relations, CEMEX, S.A.B. de C.V., Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265, Tel: +011-5281-8888-8888 or toll-free: 1-877-729-6973.

Enforceability of civil liabilities

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all our directors and officers and some of the experts named in this prospectus reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

Cautionary statement regarding forward-looking statements

This prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions;

•	our ability to satisfy our obligations under the financing agreement recently entered into with our major creditors;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	the other risks and uncertainties described under “Risk Factors” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Readers are urged to read this entire prospectus, including the information incorporated by reference, and carefully consider the risks, uncertainties and other factors that affect our business. The information contained or incorporated by reference in this prospectus is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the SEC.

Market data

This prospectus and the documents incorporated in this prospectus by reference also include statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this prospectus and the documents incorporated in this prospectus by reference.

About CEMEX, S.A.B. de C.V.

We are the third largest cement company in the world, based on annual installed cement production capacity as of June 30, 2009 of approximately 97.6 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately

77.3 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 241 million tons, in each case based on our annual sales volumes in 2008. We are also one of the world’s largest traders of cement and clinker, having traded approximately nine million tons of cement and clinker in 2008. We are a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We are a global cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East, Australia and Asia. As of June 30, 2009, we had total assets of approximately Ps599,037 million (U.S.$45,450 million) and an equity market capitalization of approximately Ps99,856 million (U.S.$7,576 million).

As of June 30, 2009, our assets, cement plants and installed capacity, by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of June 30, 2009
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)

North America
Mexico	Ps 69	15	29.2
United States	260	14	18.0

Europe
Spain	56	8	11.4
United Kingdom	40	3	2.8
Rest of Europe(1)	60	8	13.1
South America, Central America and the Caribbean(2)	31	11	11.2
Africa and the Middle East(3)	19	1	5.3
Australia and Asia(4)	44	4	6.6
Cement and Clinker Trading Assets and Other Operations	20	N/A	N/A

The above table includes our proportional interest in the installed capacity of companies in which we hold a minority interest.

(1)	Includes our subsidiaries in Germany, France, Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets” and “Installed Cement Production Capacity,” includes our 33% interest, as of June 30, 2009, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million cement tons as of June 30, 2009.

(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.

(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.

(4)	“Australia” includes 0.9 million cement tons of annual installed capacity corresponding to our 25% stake in the Cement Australia Holdings Pty Limited joint venture, or Cement Australia, which operates four cement plants, with total annual installed capacity of approximately 3.8 million cement tons per year. On June 15, 2009, we announced our agreement to sell all our Australian operations to Holcim Ltd, or Holcim.

(4)	“Asia” includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, with our principal executive offices at Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, México 66265. Our main phone number is (011-5281) 8888-8888. CEMEX’s agent for service, exclusively for actions brought by the SEC pursuant to the requirements of the United States federal securities laws, is Corporate Creations Network Inc., 1040 Avenue of the Americas #2400, New York, NY 10018.

Use of proceeds

Unless otherwise set forth in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes, including debt reduction, working capital and the strategic growth of our business as opportunities arise.

Description of common stock

The following description of our common stock is a summary of the material terms of our by-laws (estatutos sociales) and applicable Mexican law in effect as of the date of this prospectus. Because it is a summary, it does not describe every aspect of our common stock, our by-laws or Mexican law and may not contain all of the information that is important to you. References to provisions of our by-laws are qualified in their entirety by reference to the full by-laws, an English translation of which has been filed as an exhibit to the registration statement of which this prospectus is a part. See “Where you can find more information” for information on how to obtain copies of our by-laws.

General

Pursuant to the requirements of Mexican corporation law, our articles of association and by-laws (estatutos sociales) have been registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, Mexico, under entry number 21, since June 11, 1920.

We are a holding company engaged, through our operating subsidiaries, primarily in the production, distribution, marketing and sale of cement, ready-mix concrete and clinker. Our objectives and purposes can be found in article 2 of our by-laws.

We have two series of common stock, the series A common stock, with no par value, or A shares, which can only be owned by Mexican nationals, and the series B common stock, with no par value, or B shares, which can be owned by both Mexican and non-Mexican nationals. Our by-laws state that the A shares may not be held by non-Mexican individuals, corporations, groups, units, trusts, associations or governments that are foreign or have participation by foreign governments or their agencies. Our by-laws also state that the A shares shall at all times account for a minimum of 64% of our total outstanding voting stock and that our B shares shall at all times account for a minimum of 36% of our total outstanding voting stock. Other than as described herein, holders of the A shares and the B shares have the same rights and obligations.

In 1994, we changed from a fixed capital corporation to a variable capital corporation in accordance with Mexican corporation law. As a result, we established a fixed capital account and a variable capital account and issued one share of variable capital stock of the same series for each eight shares of fixed capital stock held by any shareholder. Each of our fixed and variable capital accounts is comprised of A shares and B shares. Under the Mexican securities market law (Ley del Mercado de Valores) and our by-laws, holders of shares representing variable capital are not entitled to withdraw those shares.

Shareholder authorization is required to increase or decrease either the fixed capital account or the variable capital account. Shareholder authorization to increase or decrease the fixed capital account must be obtained at an extraordinary meeting of shareholders. Shareholder authorization to increase or decrease the variable capital account must be obtained at an ordinary general meeting of shareholders.

As described below under “Description of CPOs,” each CPO consists of two A shares and one B share. As of December 31, 2008, approximately 97.2% of our outstanding share capital was represented by CPOs, a portion of which is represented by ADSs.

On September 15, 1999, our shareholders approved a stock split, and for every one of our shares of any series we issued two A shares and one B share. Concurrently with this stock split, we also consummated an exchange offer to exchange new CPOs and new ADSs representing the new CPOs for our then existing A shares, B shares and ADSs, and converted our then existing CPOs into the new CPOs.

On June 1, 2001, the Mexican securities market law was amended, among others, to increase the protection granted to minority shareholders of Mexican listed companies and to commence bringing corporate governance procedures of Mexican listed companies in line with international standards.

On February 6, 2002, the Mexican securities authority (Comisión Nacional Bancaria y de Valores) issued an official communication authorizing the amendment of our by-laws to incorporate additional provisions to comply with the new provisions of the Mexican securities law. Following approval from our shareholders at our 2002 annual shareholders’ meeting, we amended and restated our by-laws to incorporate these additional provisions, which consist of, among other things, protective measures to prevent share acquisitions, hostile takeovers, and direct or indirect changes of control. As a result of the amendment and restatement of our by-laws, the expiration of our corporate term of existence was extended from 2019 to 2100.

On March 19, 2003, the Mexican securities authority issued new regulations designed to (i) further implement minority rights granted to shareholders by the Mexican securities law and (ii) simplify and consolidate in a single document provisions relating to securities offerings and periodic reports by Mexican listed companies.

On April 24, 2003, our shareholders approved changes to our by-laws, incorporating additional provisions and removing some restrictions. The changes that are still in force are as follows:

•	The limitation on our variable capital was removed. Formerly, our variable capital was limited to ten times our minimum fixed capital.

•

Increases and decreases in our variable capital now require the notarization of the minutes of the ordinary general shareholders’ meeting that authorize such increase or decrease, as well as the filing of these minutes with the Mexican National Securities Registry (Registro Nacional de Valores), except when such increase or decrease results from stock repurchases.

•

The cancellation of registration of our shares in the Securities Section of the Mexican National Securities Registry now involves an amended procedure, which is described below under “Repurchase Obligation.” In addition, any amendments to the article containing these provisions no longer require the consent of the Mexican securities authority and 95% approval by shareholders entitled to vote.

On December 30, 2005, a Mexican securities market law was published to continue bringing corporate governance requirements of Mexican listed companies in line with international standards. This new law includes provisions increasing disclosure information requirements, improving minority shareholder rights, and strengthening corporate governance standards including the introduction of new requirements and fiduciary duties (duties of care and loyalty), applicable to each director, officer, external auditor and major shareholder of publicly traded companies. The law also provides that each member of the audit committee must be an independent director, and requires the creation of corporate governance committees integrated by independent directors as well. In addition, the law clarifies directors’ duties, specifies safe harbors for directors’ actions, clarifies what is deemed as a conflict of interest and clarifies what are the confidentiality obligations for directors.

Under the Mexican securities market law, we were required to adopt specific amendments to our by-laws within 180 days of the effective date of the new law. Following approval from our shareholders at our 2005 annual shareholders’ meeting held on April 27, 2006, we amended and restated our by-laws to incorporate these amendments. The amendments to our by-laws became effective on July 3, 2006. The most significant of these amendments were as follows:

•	The change of our corporate name from CEMEX, S.A. de C.V. to CEMEX, S.A.B. de C.V., which means that we are now called a publicly traded company (sociedad anónima bursátil or S.A.B.).

•	The creation of a corporate practices committee, which is a new committee of our board of directors and which is comprised exclusively of independent directors.

•

The elimination of the position of statutory examiner (comisario) and the assumption of its responsibilities by the board of directors through the audit committee and the corporate practices committee, as well as through the external auditor who audits our financial statements.

•	The express attribution of certain duties (such as the duty of loyalty and the duty of care) and liabilities on members of the board of directors as well as on certain senior executive officers.

•	The implementation of a mechanism for claims of a breach of a director’s or officer’s duties, to be brought by us or by holders of 5% or more of our shares.

•

The chief executive officer is now the person in charge of managing the company; previously, this was the duty of the board of directors. The board of directors now supervises the chief executive officer.

•	Shareholders are given the right to enter into certain agreements with other shareholders.

At a general extraordinary meeting of shareholders held on April 28, 2005, our shareholders approved a two-for-one stock split, which became effective on July 1, 2005. In connection with this stock split, each of our existing A shares was surrendered in exchange for two new A shares, and each of our existing B shares was surrendered in exchange for two new B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new A shares and one new B share. The number of our existing ADSs did not change as a result of the stock split. Instead, the ratio of CPOs to ADSs was modified so that each existing ADS represented ten new CPOs following the stock split and the CPO trust amendment.

At the 2005 annual shareholders’ meeting held on April 27, 2006, our shareholders approved a new stock split, which became effective on July 17, 2006. In connection with this new two-for-one stock split, each of our existing A shares was surrendered in exchange for two new A shares, and each of our existing B shares was surrendered in exchange for two new B shares. Concurrent with this stock split, we authorized the amendment of the CPO trust agreement pursuant to which our CPOs are issued to provide for the substitution of two new CPOs for each of our existing CPOs, with each new CPO representing two new A shares and one new B share. In connection with the stock split and at our request, Citibank, N.A., as depositary for the ADSs, distributed one additional ADS for each ADS outstanding as of the record date for the stock split. The ratio of CPOs to ADSs did not change as a result of the stock split; each ADS continued to represent ten CPOs following the stock split and the CPO trust amendment. The proportional equity interest participation of existing shareholders did not change as a result of this stock split.

As of December 31, 2008, our capital stock consisted of 26,373,758,769 issued shares. As of December 31, 2008, A shares represented 67% of our capital stock, or 17,582,505,846 shares, of which 16,726,263,082 shares were subscribed and paid, 432,036,438 shares were treasury shares and 424,206,326 shares were issued pursuant to our employee stock option plans and subscribed to by Banco Nacional de México, S.A., integrante del Grupo Financiero Banamex, or Banamex, as trustee thereunder but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. As of December 31, 2008, B shares represented 33% of our capital stock, or 8,791,252,923 shares, of which 8,363,131,541 shares were subscribed and paid, 216,018,219 shares were treasury shares and 212,103,163 shares were issued pursuant to our employee stock option plans and subscribed to by Banamex, as trustee thereunder but had not yet been paid. These shares have been and will continue to be gradually paid upon exercise of the corresponding stock options. Of the total of our A shares and B shares outstanding as of December 31, 2008, 13,068,000,000 shares corresponded to the fixed portion of our capital stock and 13,305,758,769 shares corresponded to the variable portion of our capital stock.

We did not declare a dividend for fiscal year 2008. At our 2008 annual shareholders’ meeting, held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As of August 31, 2009, a total of 1,003,403,319 shares, representing 99.98% of all shares authorized for issuance at the shareholders’ meeting, had been issued. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares, fractional ADSs or fractional CPOs.

On September 4, 2009, we held an extraordinary general shareholders’ meeting in which our shareholders approved an increase in the variable portion of our capital stock of up to 4.8 billion shares (equivalent to 1.6 billion CPOs or 160 million ADSs). Pursuant to the resolution approved by our shareholders, the subscription and payment of the new shares represented by CPOs may occur through a public offer of CPOs and/or issuance of convertible bonds within a period of 24 months.

Changes in capital stock and preemptive rights

Subject to certain exceptions referred below, our by-laws allow for a decrease or increase in our capital stock if it is approved by our shareholders at a shareholders’ meeting. Additional shares of our capital stock, having no voting rights or limited voting rights, are authorized by our by-laws and may be issued upon the approval of our shareholders at a shareholders’ meeting, with the prior approval of the Mexican securities authority.

Our by-laws provide that shareholders have preemptive rights with respect to the class and in proportion to the number of shares of our capital stock they hold, in connection with any capital increase in the number of outstanding A shares, B shares, or any other existing series of shares, as the case may be. Subject to certain requirements, under article 53 of the Mexican securities market law, this preemptive right to subscribe is not applicable to increases of our capital through public offers or through the issuance of our own shares previously acquired by us. Preemptive rights give shareholders the right, upon any issuance of shares by us, to purchase a sufficient number of shares to maintain their existing ownership percentages. Preemptive rights must be exercised within the period and under the conditions established for that purpose by the shareholders, and our by-laws and applicable law provide that this period must be 15 days following the publication of the notice of the capital increase in the Periódico Oficial del Estado de Nuevo León.

Holders of ADSs that are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of such pre-emptive rights. See “Item 3—Key Information—Risk Factors—Preemptive rights may be unavailable to ADS holders” in our annual report on Form 20-F for the year ended December 31, 2008.

Pursuant to our by-laws, significant acquisitions of shares of our capital stock and changes of control of CEMEX require prior approval from our board of directors. Our board of directors must authorize in advance any transfer of, or creation of any encumbrance or lien on, voting shares of our capital stock that would result in any person or group becoming a holder of 2% of more of our shares. Our board of directors shall consider the following when determining whether to authorize such transfer of voting shares: a) the type of investors involved; b) whether the acquisition would result in the potential acquirer exercising a significant influence or being able to obtain control; c) whether all applicable rules and our by-laws have been observed by the potential acquirer; d) whether the potential acquirers are our competitors and whether there is a risk of affecting market competition, or the potential acquirers could have access to confidential and privileged information; e) the morality and economic solvency of the potential acquirers; f) the protection of minority rights and the rights of our employees; and g) whether an adequate base of investors would be maintained. If our board of directors denies the authorization, or the requirements established in our by-laws are not complied with, the persons involved in the transfer shall not be entitled to exercise the voting rights corresponding to the transferred shares, and such shares shall not be taken into account for the determination of the quorums of attendance and voting at shareholders’ meetings, nor shall the transfers be recorded in the shareholder ledger and the registry undertaken by S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., or Indeval, the Mexican securities depositary, shall not have any effect.

Any acquisition of shares of our capital stock representing 30% or more of our capital stock by a person or group of persons requires prior approval from our board of directors and, in the event approval is granted, the acquiror has an obligation to make a public offer to purchase all the outstanding shares of our capital stock. In the event the requirements for significant acquisitions of shares of our capital stock are not met, the persons acquiring such shares will not be entitled to any corporate rights with respect to such shares, such shares will not be taken into account for purposes of determining a quorum for shareholders’ meetings, we will not record such persons as holders of such shares in our shareholder ledger, and the registry undertaken by the Indeval shall not have any effect.

Our by-laws require the stock certificates representing shares of our capital stock to make reference to the provisions in our by-laws relating to the prior approval of the board of directors for significant share transfers and the requirements for recording share transfers in our shareholder ledger. In addition, shareholders are responsible for informing us within five business days whenever their shareholdings exceed 5%, 10%, 15%, 20%, 25% and 30% of the outstanding shares of a particular class of our capital stock. We are required to maintain a shareholder ledger that records the names, nationalities and domiciles of all significant shareholders, and any shareholder that meets or exceeds these thresholds must be recorded in this ledger if such shareholder is to be recognized or represented at any shareholders’ meeting. If a shareholder fails to inform us of its shareholdings reaching a threshold as described above, we will not record the transactions that cause such threshold to be met or exceeded in our shareholder ledger, and such transaction will have no legal effect and will not be binding on us.

Our by-laws also require that our shareholders comply with legal provisions regarding acquisitions of securities and certain shareholders’ agreements that require disclosure to the public.

Repurchase obligation

In accordance with Mexican securities regulations, we are obligated to make a public offer for the purchase of stock to our shareholders if our registration with the Mexican securities registry (Registro Nacional de Valores) is canceled, either by resolution of our shareholders or by an order of the Mexican securities authority. The minimum price at which we must purchase the stock is the higher of:

•

the weighted average price per share based on the weighted average trading price of our CPOs on the Mexican Stock Exchange during the latest period of 30 trading days preceding the date of the offer, for a period not to exceed six months; or

•	the book value per share, as reflected in the last quarterly report filed with the Mexican securities authority and the Mexican Stock Exchange.

Our board of directors shall prepare and disclose to the public through the Mexican Stock Exchange, within ten business days after the day the public offer begins, and after consulting the corporate practices committee and audit committee, its opinion regarding the price of the offer and any conflicts of interests that each of its members may have regarding such offer. This opinion may be accompanied by an additional opinion issued by an independent expert.

Following the cancellation of our registration with the Mexican securities registry, we must place in a trust set up for that purpose for a six-month period an amount equal to that required to purchase the remaining shares held by investors who did not participate in the offer.

Shareholders’ meetings and voting rights

Shareholders’ meetings may be called by:

•	our board of directors, the corporate practices committee or the audit committee;

•

shareholders representing at least 10% of the then outstanding shares of our capital stock, by requesting the chairman of our board of directors or our corporate practices committee or audit committee;

•

any shareholder (i) if no meeting has been held for two consecutive years or when the matters referred to in Article 181 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) have not been dealt with, or (ii) when, for any reason, the required quorum for valid sessions of the corporate practices committee and audit committee was not reached and the board of directors failed to make the appropriate provisional appointments; or

•

a Mexican court of competent jurisdiction, in the event our board of directors or the corporate practices committee or audit committee do not comply with the valid shareholders’ request described above.

Notice of shareholders’ meetings must be published in the official gazette for the State of Nuevo León, Mexico or any major newspaper published and distributed in the City of Monterrey, Nuevo León, Mexico. The notice must be published at least 15 days prior to the date of any shareholders’ meeting. Consistent with Mexican law, our by-laws further require that all information and documents relating to the shareholders’ meeting be available to shareholders from the date the notice of the meeting is published.

General shareholders’ meetings can be ordinary or extraordinary. At every general shareholders’ meeting, each qualified holder of A shares and B shares is entitled to one vote per share. Shareholders may vote by proxy duly appointed in writing. Under the CPO trust agreement, holders of CPOs who are not Mexican nationals cannot exercise voting rights corresponding to the A shares represented by their CPOs in which case, the CPO trustee will vote the underlying A shares in the same manner as the holders of the majority of the voting shares. See “Description of our CPOs—Voting of A shares.”

An annual general ordinary shareholders’ meeting must be held during the first four months after the end of each of our fiscal years to consider the approval of a report of our board of directors regarding our performance and our financial statements for the preceding fiscal year and to determine the allocation of profits from the preceding year. In addition, our annual general ordinary shareholders’ meeting must:

•	review the annual reports of our corporate practices committee and audit committee, our chief executive officer, and our board of directors;

•	elect, remove, or substitute the members of our board of directors;

•	determine the level of independence of the members of our board of directors;

•	approve any transaction that represents 20% or more of our consolidated assets; and

•	resolve any issues not reserved for extraordinary shareholders’ meetings.

A general extraordinary shareholders’ meeting may be called at any time to deal with any of the matters specified by Article 182 of the General Law of Commercial Companies, which include, among other things:

•	extending our corporate existence;

•	our voluntary dissolution;

•	increasing or reducing our fixed capital stock;

•	changing our corporate purpose;

•	changing our country of incorporation;

•	changing our form of organization;

•	a proposed merger;

•	issuing preferred shares;

•	redeeming our own shares;

•	any amendment to our by-laws; and

•	any other matter for which a special quorum is required by law or by our by-laws.

In order to vote at a meeting of shareholders, shareholders must (i) appear on the list that Indeval and the Indeval participants holding shares on behalf of the shareholders prepare prior to the meeting, or (ii) prior to the meeting, deposit the certificates representing their shares at our offices or in a Mexican credit institution or brokerage house, or foreign bank approved by our board of directors to serve this function. The certificate of deposit with respect to the share certificates must be presented to our company secretary at least 48 hours before a meeting of shareholders. Our company secretary verifies that the person in whose favor any certificate of deposit was issued is named in our share registry and issues an admission pass authorizing that person’s attendance at the meeting of shareholders.

Our by-laws provide that a shareholder may only be represented by proxy in a shareholders’ meeting with a duly completed form provided by us authorizing the proxy’s presence. In addition, our by-laws require that the secretary acting at the shareholders’ meeting publicly affirm the compliance by all proxies with this requirement. A shareholders’ resolution is required to take action on any matter presented at a shareholders’ meeting.

At an ordinary meeting of shareholders, the affirmative vote of the holders of a majority of the shares present at the meeting is required to adopt a shareholders’ resolution. At an extraordinary meeting of shareholders, the affirmative vote of at least 50% of the capital stock is required to adopt a shareholders’ resolution, except that when amending Article 7 (with respect to measures limiting shareholding ownership), Article 10 (relating to the register of shares and significant participations) or Article 22 (specifying the impediments to being appointed a member of our board of directors) of our by-laws, the affirmative vote of at least 75% of the voting stock is needed.

The attendance quorum for a general ordinary meeting of shareholders is 50% of our outstanding and fully paid shares, and for the second ordinary meeting is any number of our outstanding and fully paid shares. If the quorum is not met upon the first call, a subsequent meeting may be called and the quorum for the second ordinary meeting is any number of our outstanding and fully paid shares represented at the meeting. The quorum for the first extraordinary shareholders’ meeting is 75% of our outstanding and fully paid shares, and for the second extraordinary meeting is 50% of our outstanding and fully paid shares.

Rights of minority shareholders

At our annual general shareholders’ meeting, any shareholder or group of shareholders representing 10% or more of our voting stock has the right to appoint or remove one member of our board of directors, in addition to the directors appointed by the majority. Such appointment may only be revoked by other shareholders when the appointment of all other directors is also revoked.

Our by-laws provide that holders of at least 10% of our capital stock are entitled to demand the postponement of the voting on any resolution of which they deem they have not been sufficiently informed.

Under Mexican law, holders of at least 20% of our outstanding capital stock entitled to vote on a particular matter may oppose any resolution at a shareholders’ meeting, by filing a petition for a court order to suspend the resolution temporarily with a court of law within 15 days after the adjournment of the meeting at which that action was taken and showing that the challenged action violates Mexican law or our by-laws and provided the opposing shareholders deliver a bond to the court to secure payment of any damages that we suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholders. Relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Under Mexican law, an action for civil liabilities against directors may be initiated by a shareholders’ resolution for violation of their duty of loyalty to shareholders. In the event shareholders decide to bring an action of this type, the persons against whom that action is brought will immediately cease to be directors. Additionally, shareholders representing not less than 33% of the outstanding shares may directly exercise that action against the directors; provided that:

•	those shareholders shall not have voted against exercising such action at the relevant shareholders’ meeting; and

•	the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs.

Under our by-laws, shareholders representing 5% or more of our outstanding capital stock may initiate actions exclusively on behalf of CEMEX against members of our board of directors, our corporate practices committee and audit committee, our chief executive officer, or any relevant executives, for breach of their duty of care or duty of loyalty to shareholders or for committing illicit acts or activities. The only requirement is that the claim covers all of the damage alleged to have been caused to us and not merely the damage suffered by the plaintiffs. Actions initiated on these grounds have a five-year statute of limitations.

Any recovery of damage with respect to these actions will be for our benefit and not that of the shareholders bringing the action.

Registration and transfer

Our common stock is evidenced by share certificates in registered form with registered dividend coupons attached. Shareholders who have not deposited their shares into the CPO trust may hold their shares in the form of physical certificates or through institutions that have accounts with Indeval. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Mexican securities authority. We maintain a stock registry, and, in accordance with Mexican law, only those holders listed in the stock registry and those holding certificates issued by Indeval and by Indeval participants indicating ownership are recognized as our shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in our stock registry, if effected physically, or through book entries that may be tracked back from our stock registry to the records of Indeval.

Redemption

Our variable capital stock is subject to redemption upon approval of our shareholders at an extraordinary shareholders’ meeting.

Share repurchases

If approved by our shareholders at a general shareholders’ meeting, we may purchase our outstanding shares for cancellation. The economic and voting rights corresponding to repurchased shares cannot be exercised during the period the shares are owned by us and the shares will be deemed outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting. We may also repurchase our equity securities on the Mexican Stock Exchange at the then prevailing market prices in accordance with Mexican securities law. If we intend to repurchase shares representing more than 1% of our outstanding shares at a single trading session, we must inform the public of such intention at least ten minutes before submitting our bid. If we intend to repurchase shares representing 3% or more of our outstanding shares during a period of twenty trading days, we are required to conduct a public tender offer for such shares. We must conduct share repurchases through the person or persons approved by our board of directors, through a single broker dealer during the relevant trading session, and without submitting bids during the first and the last 30 minutes of each trading session. We must inform the Mexican Stock Exchange of the results of any share repurchase no later than the business day following any such share repurchase.

Directors’ and shareholders’ conflict of interest

Under Mexican law, any shareholder who has a conflict of interest with us with respect to any transaction is obligated to disclose such conflict and is prohibited from voting on that transaction. A shareholder who violates this prohibition may be liable for damages if the relevant transaction would not have been approved without that shareholder’s vote.

Under Mexican law, any director who has a conflict of interest with us in any transaction must disclose that fact to the other directors and is prohibited from participating and being present during the deliberations and voting on that transaction. A director who violates this prohibition will be liable for damages and lost profits. Additionally, our directors may not represent shareholders in our shareholders’ meetings.

Withdrawal rights

Whenever our shareholders approve a change of corporate purpose, change of nationality or transformation from one form of corporate organization to another, Mexican law provides that any shareholder entitled to vote on that change who has voted against it may withdraw from CEMEX and receive an amount equal to the book value (in accordance with the latest balance sheet approved by the annual ordinary general shareholders’ meeting) attributable to such shareholder’s shares, provided that such shareholder exercises that right within 15 days following the meeting at which the change was approved.

Dividends

At the annual ordinary general shareholders’ meeting, our board of directors submits, for approval by our shareholders, our financial statements together with a report on them prepared by our board of directors and the statutory auditors. Our shareholders, once they have approved the financial statements, determine the allocation of our net income, after provision for income taxes, legal reserve and statutory employee profit sharing payments, for the preceding year. All shares of our capital stock outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution.

Liquidation rights

In the event we are liquidated, the surplus assets remaining after payment of all our creditors will be divided among our shareholders in proportion to the respective shares held by them. The liquidator may, with the approval of our shareholders, distribute the surplus assets in kind among our shareholders, sell the surplus assets and divide the proceeds among our shareholders or put the surplus assets to any other uses agreed to by a majority of our shareholders voting at an extraordinary shareholders’ meeting.

Differences between our corporate governance practices and NYSE standards for domestic companies

For a description of significant ways in which our corporate governance practices differ from those required of domestic companies under NYSE standards, please see “Item 16G—Corporate Governance” in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus, or visit our website at www.cemex.com (under the heading “Investor Center/Corporate Governance”).

Description of CPOs

Our CPOs are issued under the terms of a CPO trust agreement. The CPOs and the CPO trust agreement are governed by Mexican law. Set forth below is a summary description of the material terms of the CPOs and of a CPO holder’s material rights. Because it is a summary, it does not describe every aspect of the CPOs and the CPO trust agreement. For more complete information, you should read the entire CPO trust agreement. Banamex is the CPO trustee. A form of the CPO trust agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. See “Where you can find more information” for information on how to obtain copies of the CPO trust agreement.

General

The CPO trust agreement established a master trust that, among other things, enables non-Mexican investors to acquire CPOs representing financial interests in our common stock, of which the A shares may otherwise be acquired directly only by Mexican investors. CPOs, which are negotiable instruments under Mexican law, are issued by the CPO trustee pursuant to the terms of the CPO trust agreement.

Transfer and withdrawal of CPOs

Under the terms of the CPO trust agreement, the CPO trustee may accept A shares and B shares against the issuance and release of CPOs. Each CPO represents two A shares and one B share. All A shares and B shares underlying the CPOs are held in trust by the CPO trustee in accordance with the terms and conditions of the CPO trust agreement. Those shares are registered in the name of the CPO trustee, which is the owner and holder of record of those shares.

The CPO trustee will deliver CPOs in respect of the shares as described above. All CPOs are evidenced by a single certificate, the global CPO. CPOs are issued to and deposited in accounts maintained by the purchasers at Indeval. Ownership of CPOs deposited with Indeval is shown on, and transfer of the ownership of CPOs is effected through, records maintained by Indeval and Indeval participants. Holders of CPOs are not entitled to receive physical certificates evidencing their CPOs but may request certificates issued by Indeval and the relevant Indeval participants indicating ownership of CPOs. Holders of CPOs, including Mexican nationals, are not entitled to withdraw the A shares or B shares that are held in the CPO trust.

Dividends, other distributions and rights

Holders of CPOs are entitled to receive the economic benefits to which they would be entitled if they were the holders of the A shares and B shares underlying those CPOs at the time that we declare and pay dividends or make distributions to holders of A shares and B shares. The CPO trustee will distribute cash dividends and other cash distributions received by it in respect of the A shares and B shares held in the CPO trust to the holders of CPOs in proportion to their respective holdings, in each case in the same currency in which they were received. The CPO trustee will distribute those cash dividends and other cash distributions through Indeval as custodian of the CPOs. Dividends paid with respect to CPOs deposited with Indeval will be distributed to the holders on the business day following the date on which the funds are received by Indeval.

If we pay a dividend in shares of our stock, those shares will be distributed to the CPO trustee who will hold those shares in the CPO trust for the benefit of CPO holders entitled thereto, and the CPO trustee, if the shares so received constitute units identical to the unit of securities then represented by a CPO, will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs representing economic interests in the total number of shares received by the CPO trustee as that dividend. If the shares of stock so received do not constitute units of securities identical to the unit of securities then represented by a CPO, the CPO trustee will cause the securities received to be delivered to the CPO holders entitled thereto and as permitted under applicable law.

If we offer the holders of A shares and B shares the right to subscribe for additional A shares or B shares, the CPO trustee, subject to applicable laws, will offer to each holder of CPOs the right to instruct the CPO trustee to subscribe for that holder’s proportionate share of those additional A shares or B shares, subject to that holder’s providing the CPO trustee with the funds necessary to subscribe for those additional shares. The CPO trustee will offer those rights to a CPO holder only if that offer is legal and valid under the provisions of the laws of the country of residence of that CPO holder. Neither we nor the CPO trustee is obligated to register those rights, the CPOs or the underlying shares under the Securities Act. If CPO trust holders are offered those rights and if CPO holders provide the CPO trustee with the necessary funds, the CPO trustee will subscribe for the corresponding number of shares, which will be held in the CPO trust for the benefit of the subscribing holders, and if the shares so received constitute units identical to the unit of securities then represented by a CPO it will deliver additional CPOs representing those underlying shares to the applicable CPO holders.

Changes affecting underlying shares

If as a result of a redemption of our common stock, see “Description of common stock— Redemption,” any underlying shares held in the CPO trust are called for redemption, the CPO trustee will proceed in accordance with the resolutions adopted by shareholders at the meeting of shareholders that authorize the redemption and repurchase the corresponding CPOs.

Voting of A shares

Mexican holders of CPOs shall be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the A shares underlying their CPOs.

Non-Mexican holders of CPOs are not entitled to exercise voting rights with respect to the A shares represented by their CPOs. At our shareholders’ meetings the A shares of non-Mexican holders held in the CPO trust will be voted by the CPO trustee in the same manner as the vote cast by the majority of Mexican holders of A shares and holders of B shares voting at the meeting. The nationality of a holder of CPOs is established by reference to the information contained in the CPO registry book of the CPO trust. A Mexican national constitutes either:

•	an individual of Mexican nationality; or

•	a Mexican corporation whose articles of association exclude foreign investors from owning or controlling, either directly or indirectly, a majority of its capital stock.

CPOs represented by ADSs will be deemed owned by non-Mexican nationals.

The CPO trustee shall attend our shareholders’ meetings to represent and vote the A shares underlying the CPOs held by Mexicans for which no instructions were received from the holders of those CPOs. The technical committee under the trust shall have the power to cooperate with the CPO trustee’s exercise of its corporate rights with respect to the A shares underlying the CPOs.

Voting of B shares

All holders of CPOs shall be entitled to attend our shareholders’ meetings for purposes of representing and exercising the voting rights of the B shares underlying their CPOs. The CPO trustee shall attend our shareholders’ meetings to represent and vote the B shares underlying the CPOs for which no instructions were received from the holders of the CPOs. The technical committee under the trust shall have the power to cooperate with the CPO trustee’s exercise of its corporate rights with respect to the B shares underlying the CPOs.

Voting at CPO holders’ meetings

Whenever we call a meeting of holders of CPOs, Mexican and non-Mexican holders of CPOs, whether they hold their CPOs directly or in the form of ADSs, will have the right to give instructions to vote the CPOs at the meeting.

The following table sets forth the method of voting for each security contained in a CPO:

Securities contained in a CPO	Method for voting

A shares represented by CPOs held by non-Mexican nationals (all CPOs represented by ADSs are deemed held by non-Mexican persons).	CPO trustee will vote the A shares in accordance with the majority of all A shares held by Mexican nationals and B shares voted at the meeting.

A shares represented by CPOs held by Mexican nationals:

• If the CPO holder timely instructs the trustee as to voting	CPO trustee will vote the A shares in accordance with the CPO holder’s instructions.

• If the CPO holder makes timely arrangements with the CPO trustee to attend the shareholders’ meeting in person	CPO holder may attend the shareholders’ meeting and vote the A shares in person.

• If the CPO holder does not timely instruct the CPO trustee as to voting or does not make timely arrangements with the CPO trustee to attend the shareholders’ meeting in person	CPO trustee will vote the A shares in cooperation with the technical committee.

B shares represented by CPOs, whether held by Mexican or non-Mexican persons:

• If the CPO holder timely instructs the CPO trustee as to voting	CPO trustee will vote the B shares in accordance with the CPO holder’s instructions.

• If the CPO holder makes timely arrangements with the CPO trustee to attend the shareholders’ meeting in person	CPO holder may attend the shareholders’ meeting and vote the B shares in person.

Securities Contained in a CPO	Method for voting

• If the CPO holder does not timely instruct the CPO trustee as to voting or does not make timely arrangements with the CPO trustee to attend the shareholders’ meeting in person	CPO trustee will vote the B shares in cooperation with the technical committee.

Administration of the CPO trust

Under the terms of the CPO trust agreement, the CPO trust is managed by the CPO trustee under the direction of a technical committee, which must consist of at least three members. Substitute members may also be appointed, who may substitute for any of the members. Technical committee meetings may also be attended by the CPO trustee, by the CPO common representative and by our statutory auditors, who may participate in any debate but may not vote. Resolutions adopted by the technical committee are required to be approved by a majority of the members of the technical committee present at the respective meeting; provided, however, that at least the chairman and two other members of the technical committee must be present at a meeting in order validly to adopt resolutions. The technical committee has the authority to instruct the CPO trustee to increase the maximum number of additional CPOs which may be issued and delivered for the purposes contemplated under the CPO trust agreement. On August 17, 2009, exercising this authority, the technical committee instructed the CPO trustee to issue up to 1,600,000,000 additional CPOs under the CPO trust agreement and to enter into a second CPO deed (Segunda Acta de Emisión) so that, the total number of CPOs issuable under the first and second CPO deeds will be 10,509,763,886 CPOs.

Termination of the CPO trust and establishment of successor trust

The CPO trust term is 30 years from the date of execution. Upon termination, the trustee and the common representative of the CPO holders shall constitute a successor CPO trust with the same terms and conditions set forth in the CPO trust agreement, other than the provisions pertaining to the exchange of CPOs for successor trust CPOs. We refer to that successor CPO trust as the successor trust. Upon termination of the CPO trust, which we call the “conversion date,” investors holding CPOs, subject to the provision of our articles of association described below, will receive in exchange for their CPOs, the successor trust CPOs issued by the successor trustee. Each successor trust CPO will represent the economic interests in two A shares and one B share.

The CPO trust cannot be terminated if any dividends or other distributions previously received by the CPO trustee remain unpaid to any CPO holder.

Upon termination of the CPO trust, any transfer of A shares or B shares which would result in any person or group of persons acting in concert becoming a holder of 2% or more of our voting shares will be subject, as provided in our articles of association, to prior approval of our board of directors. See “Description of common stock—Changes in capital stock and preemptive rights.”

We will be obligated to pay any cost or expense incurred in connection with the transfer of the shares from the CPO trust to the successor trust and the exchange of CPOs for successor trust CPOs.

Charges of the CPO trustee and Indeval

Under the CPO trust agreement, we will be obligated to pay the fees of the CPO trustee for the administration of the CPO trust and the fees of Indeval as depository.

Description of ADSs

We have appointed Citibank, N.A. as ADS depositary pursuant to a deposit agreement. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. The ADSs represent ownership interests in securities that are on deposit with the depositary. The depositary typically appoints a custodian to safekeep the securities on deposit. Citibank has appointed Banco Nacional de Mexico, División Fiduciaria as custodian for the deposited securities represented by the ADSs. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs.

A copy of the ADS deposit agreement (including amendments) is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the ADS deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-135725 when retrieving the copy. The Registration Statements on Form F-6 are also available from the SEC’s website at http://www.sec.gov.

Set forth below is a summary description of the material terms of the ADSs and of an ADS holder’s material rights. Because it is a summary, it does not describe every aspect of the ADSs and the ADS deposit agreement. For more complete information, you should read the entire ADS deposit agreement and the form of ADR which contains the terms of the ADSs. The ADS deposit agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Each ADS represents ten CPOs. Holders of ADSs will, on and after the conversion date, have the right to receive ten successor trust CPOs for every ADS held. The CPOs and successor trust CPOs eligible for deposit with the custodian are sometimes known as “eligible securities,” and the eligible securities once deposited with the custodian are sometimes known as “deposited securities” against which the ADS depositary issues the ADSs. Please note that an ADS also represents any other property received by the ADS depositary or the custodian on behalf of the owner of the ADS but not distributed to that owner because of legal or practical restrictions. The ADSs are issuable in registered form by the depositary pursuant to the ADS deposit agreement.

The ADS deposit agreement and the related ADR contain our rights and obligations as well as your rights and obligations and those of the depositary. The ADS deposit agreement is governed by New York law. Each of CEMEX and the depositary has agreed that federal and state courts in the City of New York will have non-exclusive jurisdiction over any actions, proceedings or disputes that arise out of or in connection with the ADS deposit agreement and submits to that jurisdiction. However, our obligations to the holders of deposited securities will continue to be governed by the laws of Mexico, which may be very different from the laws in the United States.

If you become an owner of ADSs, you may hold your ADSs in the form of an ADR certificate registered in your name, through a brokerage or safekeeping account or through an account established by the ADS depositary in your name reflecting registration of uncertificated ADSs directly on the books of the ADS depositary (commonly referred to as the “direct registration system” or “DR System”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the ADS depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the ADS depositary to the holders of ADSs. The direct registration system includes automated transfers between the ADS depositary and The Depositary Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or custodian to assert your rights as an ADS owner. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as “holder.”

Dividends and distributions

If you become a holder of ADSs, you will usually have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal restrictions. Holders will receive distributions they are entitled to receive under the terms of the ADS deposit agreement in proportion to the number of ADSs they hold as of a specified record date.

Distributions of cash

Whenever we make a cash distribution payment for the securities on deposit with the custodian and the ADS depositary receives confirmation of our deposit of the distribution, the ADS depositary will convert the cash distribution into Dollars and distribute the proceeds of the conversion to the holders, so long as the conversion is reasonable and the Dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. The ADS depositary will distribute the proceeds of the sale of any property held by the custodian in respect of the securities on deposit in the same manner.

Distributions of eligible securities

Whenever we make a free distribution of eligible securities for the securities on deposit with the custodian, we will cause the eligible securities to be deposited with the custodian. When the ADS depositary receives confirmation of such deposit with the custodian, the ADS depositary will either distribute to holders new ADSs representing the eligible securities deposited or modify the ADS-to-deposited securities ratio, in which case each ADS you hold will represent rights and interests in the additional eligible securities so deposited. The ADS depositary will distribute only whole numbers of ADSs. The ADS depositary will sell any remaining fractional entitlements and distribute the proceeds of that sale as in the case of a cash distribution.

The distribution of the new ADSs or the modification of the ADS-to-deposited securities ratio upon distribution of eligible securities will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay those taxes and governmental charges, the ADS depositary may sell all or a portion of the eligible securities so distributed.

The ADS depositary will not make a distribution of ADSs if the distribution would engender a breach of law. If the ADS depositary does not distribute ADSs as described above, it may sell the securities received and will distribute the proceeds of the sale as in the case of a cash distribution.

Distributions of rights

Whenever we intend to distribute rights to subscribe for additional eligible securities, we will give prior notice to the ADS depositary and will indicate whether we wish such rights to be made available to ADS holders. In such cases, we will assist the ADS depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders and, if so, provide the ADS depositary with the documentation required under the ADS deposit agreement.

If the above conditions are satisfied, the ADS depositary will establish procedures to distribute such rights and to enable holders to exercise those rights. Holders of ADSs will have to pay the subscription price and may have to pay fees, expenses, taxes and other governmental charges to subscribe for the ADSs when they exercise their rights. We cannot assure you that any holder of ADSs will be able to exercise rights on the same terms as holders of eligible securities or that any holder of ADSs will be able to exercise its rights at all. The ADS depositary has no obligation to provide you with the means to exercise rights to subscribe for new eligible securities rather than ADSs.

The ADS depositary will not distribute the rights to any holder of ADSs if:

•	we do not timely request that the rights be distributed to such holders or if we ask that the rights not be distributed to such holders;

•	we fail to deliver the required documents to the ADS depositary; or

•	it is not reasonably practicable to distribute the rights to such holders.

The ADS depositary will sell the rights that are not exercised or not distributed if such a sale is lawful and reasonably practicable. The proceeds of that sale will be distributed to holders as in the case of a distribution in cash. If the ADS depositary is unable to sell the rights, it will allow the rights to lapse.

Elective distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional eligible securities, we will give prior notice thereof to the ADS depositary and will indicate whether we wish the elective distribution to be made available to holders of ADSs. In that case, we will assist the ADS depositary in determining whether that distribution is lawful and reasonably practicable.

The ADS depositary will make the election available to holders of ADSs only if it is reasonably practicable and if we have provided all the documentation contemplated in the ADS deposit agreement. In that case, the ADS depositary will establish procedures to enable holders of ADSs to elect to receive either cash or additional ADSs, in each case as described in the ADS deposit agreement.

If the election is not made available to holders of ADSs, such holders will receive either cash or additional ADSs, depending on what a shareholder in Mexico would receive for failing to make an election, as more fully described in the ADS deposit agreement.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the ADS depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the ADS deposit agreement, the ADS depositary will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the deposited securities being redeemed against payment of the applicable redemption price. The ADS depositary will convert the redemption funds received into Dollars upon the terms of the ADS deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the ADS depositary. Holders of ADSs may have to pay fees, expenses, taxes and other governmental charges upon the redemption of their ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the ADS depositary may determine.

Other distributions

Whenever we intend to distribute property other than cash, eligible securities or rights to purchase additional eligible securities, we will give prior notice thereof to the ADS depositary and will indicate whether we wish the distribution to be made to holders of ADSs. In that case, we will assist the ADS depositary in determining whether the distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute the property to holders of ADSs and if we provide all the documentation required under the ADS depositary agreement, the ADS depositary shall distribute that property to the holders in a manner it deems practicable for accomplishing the distribution.

The distribution of the property will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the ADS deposit agreement. In order to pay those taxes and governmental charges, the ADS depositary may sell all or a portion of the property.

The ADS depositary will not distribute the property to holders of ADSs and will sell the property if:

•	we do not request that the property be distributed to such holders or if we ask that the property not be distributed to such holders;

•	we do not deliver satisfactory documents to the ADS depositary; or

•	such distribution is not reasonably practicable.

The proceeds of any sale of the property will be distributed to holders as in the case of a cash distribution. If the ADS depositary is unable to sell the property, the ADS depositary may dispose of the property in any way it deems reasonably practicable under the circumstances.

Changes affecting deposited securities

The deposited securities held on deposit in respect of ADSs may change from time to time as a result, for example, of a change in nominal or par value, a split-up, cancellation, consolidation or re-classification of deposited securities or a recapitalization, reorganization, merger, consolidation or sale of our assets.

If any such change were to occur, ADSs will, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the deposited securities held on deposit. The ADS depositary may in such circumstances deliver additional ADSs to holders of ADSs or call for the exchange of ADSs for replacement ADSs. If the ADS depositary may not lawfully distribute such property to holders of ADSs, the ADS depositary shall use its best efforts to sell such property and distribute the net proceeds to such holders as in the case of a cash distribution.

Issuance of ADSs upon deposit of eligible securities

If permitted by applicable law, the ADS depositary will create ADSs if eligible securities are deposited with the custodian. The ADS depositary will deliver the ADSs representing the eligible securities deposited to the person indicated after payment of the applicable issuance fees and all charges and taxes payable for the transfer of the eligible securities to the custodian.

Please note that the issuance of ADSs in all cases, other than the distribution of the appreciation value, may be delayed until the ADS depositary or the custodian receives confirmation that all required approvals have been given and that the eligible securities have been duly transferred. The ADS depositary will only issue ADSs in whole numbers.

When a deposit of eligible securities is made, the depositor will be responsible for transferring good and valid title to the ADS depositary. In addition, the depositor will be deemed to represent and warrant that:

•	the eligible securities are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive and similar rights, if any, with respect to the eligible securities have been validly waived or exercised;

•	the depositor is duly authorized to deposit the eligible securities;

•

the eligible securities presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the ADS deposit agreement); and

•	the eligible securities presented for deposit have not been stripped of any rights or entitlements.

If any of these representations or warranties are false in any way, we and the ADS depositary may, at the depositor’s cost and expense, take any and all actions necessary to correct the consequences thereof.

Withdrawal of deposited securities upon cancellation of ADSs

A holder of ADSs is entitled to present its ADSs to the ADS depositary for cancellation and to receive delivery of the deposited securities represented by its ADSs from the custodian. In order to withdraw the deposited securities represented by such ADSs, the holder withdrawing ADSs will be required to pay the fees of the ADS depositary for cancellation of its ADSs and the charges and taxes payable for the transfer of the deposited securities being withdrawn. The holder withdrawing ADSs assumes the risk of delivery of all funds and securities upon withdrawal. Once cancelled, ADSs shall not have any rights under the ADS deposit agreement.

The ADS depositary may ask for proof of identity and the genuineness of signatures before canceling ADSs. The withdrawal of the deposited securities represented by ADSs may be delayed until the ADS depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Under Mexican law, a holder of ADSs is not entitled to withdraw the shares underlying CPOs. When ADSs are surrendered prior to the conversion date, the holder will be entitled to receive CPOs; after the conversion date, the holder will be entitled to receive successor trust CPOs. The ADS depositary will only accept ADSs for cancellation that represent a whole number of deposited securities.

A holder will have the right to withdraw the deposited securities represented by its ADSs at any time except for:

•

temporary delays that may arise because the transfer books for the shares, CPOs, successor trust CPOs or ADSs are closed, or the deposited securities are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed on account of laws or regulations applicable to ADSs or the withdrawal of the securities deposited.

Please note that the ADS deposit agreement may not be modified to impair withdrawal rights in respect of deposited securities represented by ADSs except to comply with mandatory provisions of law.

Voting rights

A holder of ADSs generally has the right to instruct the ADS depositary to exercise the voting rights for the deposited securities represented by its ADSs. However, our by-laws prohibit non-Mexican nationals from directly holding or voting A shares. A holder of ADSs is deemed to be a non-Mexican national and accordingly, has no right to vote the A shares held in the CPO trust or the successor trust. The voting rights of holders of deposited securities are described in “Description of CPOs—Voting of A shares” and “Description of CPOs—Voting of B shares” above.

At our request, the ADS depositary will coordinate with us the mailing to holders of ADSs of any notice of shareholders’ meeting together with information explaining how to instruct the depositary to exercise the voting rights, if any, pertaining to the deposited securities represented by ADSs. We will use our best efforts to deliver the notice of shareholders’ meeting to the ADS depositary 20 days prior to the date of the meeting. The ADS depositary will coordinate with us the mailing of the notice to ADS holders to coincide as closely as is reasonably practicable with the publication of the notice of shareholders’ meeting in Mexico.

Prior to the conversion date, at any meeting of shareholders, ADS holders have the right to instruct the ADS depositary to exercise their voting rights only in respect of the B shares held in the CPO trust. The terms of the CPO trust require the CPO trustee to vote the A shares held in the CPO trust in the same manner as the votes cast by the holders of the majority of all A shares held by Mexican nationals and B shares voted at the meeting.

On and after the conversion date, at any meeting of shareholders, ADS holders have the right to instruct the ADS depositary to exercise their voting rights in respect of the B shares in the successor trust. The terms of the successor trust are expected to require the successor trustee to vote the A shares held in the successor trust in substantially the same manner as A shares are voted under the CPO trust.

Whenever we call a meeting of holders of CPOs or successor trust CPOs, holders of ADSs have the right, as holders of ADSs representing CPOs or successor trust CPOs, to instruct the ADS depositary to vote the CPOs or successor trust CPOs according to their instructions.

If the ADS depositary timely receives an ADS holder’s voting instructions, it will endeavor to vote the deposited securities represented by ADSs for which holders of ADSs are entitled to give voting instructions according to those voting instructions or to cause the custodian to transmit to the CPO trustee the voting instructions received, as applicable.

If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner, such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary will not deliver the discretionary proxy if:

•	we do not provide the ADS depositary with the requisite materials pertaining to the meeting on a timely basis;

•	we request that the discretionary proxy not be given;

•	we do not deliver to the ADS depositary a satisfactory opinion of counsel providing legal comfort under Mexican laws on the subject of the discretionary proxy; or

•	we do not deliver a satisfactory representation and indemnity letter to the ADS depositary.

Please note that the ability of the ADS depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure holders of ADSs that they will receive voting materials in sufficient time to enable them to return voting instructions to the ADS depositary in a timely manner.

The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

Fees and charges

An ADS holder is required to pay the following service fees to the ADS depositary:

Service	Fees

Issuance of ADSs upon deposit of eligible securities	Up to 5¢ per ADS issued
Surrender of ADSs for cancellation and withdrawal of deposited securities	Up to 5¢ per ADS surrendered
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of cash (i.e., upon sale of rights and other entitlements)	Up to 2¢ per ADS held

An ADS holder also is responsible to pay fees and expenses incurred by the ADS depositary and taxes and governmental charges including, but not limited to:

•	transfer and registration fees charged by the registrar and transfer agent for eligible and deposited securities, such as upon deposit of eligible securities and withdrawal of deposited securities;

•	expenses incurred for converting foreign currency into Dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with compliance with exchange control regulations and other applicable regulatory requirements;

•	fees and expenses incurred in connection with the delivery of deposited securities; and

•	taxes and duties upon the transfer of securities, such as when eligible securities are deposited or withdrawn from deposit.

We have agreed to pay some of the other charges and expenses of the ADS depositary. Note that the fees and charges that a holder of ADSs is required to pay may vary over time and may be changed by us and by the ADS depositary. ADS holders will receive notice of the changes.

Amendments and termination

We may agree with the ADS depositary to modify or supplement the ADS deposit agreement at any time without the consent of ADS holders. We undertake to provide ADS holders with 30 days’ prior notice of any modifications or supplements that would materially prejudice the substantial rights of ADS holders under the ADS deposit agreement. We will not consider to be materially prejudicial to the substantial rights of ADS holders any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges ADS holders are required to pay. In addition, we may not be able to provide ADS holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law, whether or not those modifications or supplements could be considered to be materially prejudicial to the substantial rights of ADS holders.

ADS holders will be bound by the modifications to the ADS deposit agreement if they continue to hold ADSs after the modifications to the ADS deposit agreement become effective. The ADS deposit agreement cannot be amended to prevent ADS holders from withdrawing the deposited securities represented by ADSs, except to comply with mandatory provisions of applicable law.

We have the right to direct the ADS depositary to terminate the ADS deposit agreement. Similarly, the ADS depositary may in some circumstances on its own initiative terminate the ADS deposit agreement. In either case, the ADS depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the ADS deposit agreement:

•

For a period of three (3) months after termination, ADS holders will be able to request the cancellation of their ADSs and the withdrawal of the deposited securities represented by their ADSs and the delivery of all other property held by the ADS depositary in respect of their deposited securities on the same terms as prior to the termination. During this three-month period, the ADS depositary will continue to collect all distributions received on the deposited securities, such as dividends, but will not distribute any such property to ADS holders until they request the cancellation of their ADSs.

•

After the expiration of the three-month period, the ADS depositary may sell the deposited securities held on behalf of the remaining holders with the custodian. The ADS depositary will hold the proceeds from the sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the ADS depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of ADS depositary

The ADS depositary will maintain ADS holder records at its depositary office. Holders of ADSs may inspect those records at that office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the ADS deposit agreement.

The ADS depositary will maintain facilities in New York to record and to process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The ADS deposit agreement limits our obligations and liability and the ADS depositary’s obligations and liability to holders of ADSs. Please note the following:

•	We and the ADS depositary are only obligated to take the actions specifically stated in the ADS deposit agreement without gross negligence or bad faith.

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The ADS depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the ADS deposit agreement.

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The ADS depositary disclaims any liability for any failure to determine the lawfulness or reasonable practicality of any action, for the content of any document forwarded to ADS holders on their behalf or for the accuracy of any translation of such document, for the investment risks associated with investing in deposited securities, for the validity or worth of the deposited securities, for any tax consequences that result from the ownership of ADSs, for allowing any rights to lapse under the terms of the ADS deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the ADS depositary will not be obligated to perform any act that is inconsistent with the terms of the ADS deposit agreement.

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We and the ADS depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

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We and the ADS depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the ADS deposit agreement or in our articles of association or in any provisions of the securities on deposit.

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We and the ADS depositary further disclaim any liability for any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting eligible securities for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by us in good faith to be competent to give such advice or information.

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We and the ADS depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of eligible securities but is not, under the terms of the ADS deposit agreement, made available to the holders of the ADSs.

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We and the ADS depositary may rely without any liability upon any written notice, request or other document believed by the ADS depositary to be genuine and to have been signed or presented by the proper parties.

•	We and the ADS depositary disclaim any liability for any consequential or punitive damages.

Pre-release transactions

The ADS depositary may, in some circumstances, issue ADSs before receiving a deposit of eligible securities or release deposited securities before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The ADS deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions including the need to receive collateral, the type of collateral required, and the representations required from brokers. The ADS depositary may retain the compensation received from the pre-release transactions.

Taxes

Holders of ADSs will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the ADS depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. Holders of ADSs will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The ADS depositary may refuse to issue ADSs and to deliver, transfer, split and combine ADRs or to release securities on deposit until all applicable taxes and charges are paid by the holder. The ADS depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on behalf of ADS holders. However, ADS holders may be required to provide to the ADS depositary and to the custodian proof of taxpayer status and residence and any other information as the ADS depositary and the custodian may reasonably require to fulfill legal obligations. Holders of ADSs are required to indemnify us, the ADS depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for such holders.

Foreign currency conversion

Whenever the ADS depositary or the custodian receives foreign currency and the ADS depositary can reasonably convert all foreign currency received into Dollars, the ADS depositary will distribute the Dollars according to the terms of the ADS deposit agreement. ADS holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the ADS depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the Dollars to the holders of ADSs for whom such conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders of ADSs for whom such distribution is lawful and practicable; or

•	hold the foreign currency, without liability for interest, for holders of ADSs.

Validity of securities

In connection with particular offerings of the securities in the future, and unless otherwise indicated in the applicable prospectus supplement, the validity of those securities will be passed upon for CEMEX by Lic. Ramiro G. Villarreal, General Counsel of CEMEX. Mr. Villarreal, our General Counsel and secretary of our board of directors, is a holder of our securities, and is a participant in our stock option and restricted stock programs.

Experts

The consolidated financial statements and schedules of CEMEX as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference into this prospectus in reliance upon the report of KPMG Cárdenas Dosal, S.C., independent registered public accounting firm, incorporated by reference herein and appearing in CEMEX’s annual report on Form 20-F for the fiscal year ended December 31, 2008, and upon the authority of that firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company’s ability to fulfill its short and long-term debt obligations that mature in 2009 is dependent on successfully completing their refinancing, which raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

1,300,000,000 Ordinary Participation Certificates

CEMEX, S.A.B. de C.V.

directly or in the form of American Depositary Shares

Prospectus supplement

September 22, 2009

Global Coordinators

J.P. Morgan	Citi	Santander Investment	BBVA

Joint Bookrunning Managers

J.P. Morgan		Citi		Santander Investment
BBVA	BNP PARIBAS		HSBC	RBS

BofA Merrill Lynch
Barclays Capital
Calyon Securities (USA) Inc.
ING Wholesale
Lazard Capital Markets
Morgan Stanley
Scotia Capital